

2024

ANNUAL
REPORT

C&F Financial
Corporation

C&F Financial Corporation is a bank holding company providing a full range of banking services to individuals and businesses through its subsidiaries. **C&F Bank** operates 31 banking offices and four commercial loan offices located throughout eastern and central Virginia and offers full wealth management services through its subsidiary, **C&F Wealth Management, Inc.**

C&F Mortgage Corporation and its subsidiary, C&F Select LLC, provide mortgage loan origination services through offices located in Virginia and the surrounding states.

C&F Finance Company provides automobile, marine and recreational vehicle loans through indirect lending programs offered primarily in the Mid-Atlantic, Midwest and Southern United States from its headquarters in Henrico, Virginia.



- C&F Bank footprint
- C&F Financial Corporation footprint

FINANCIAL PERFORMANCE



Return on average assets (%)

2020	2021	2022	2023	2024
1.14	1.34	1.27	0.99	0.80



Consolidated net income ($ in thousands)

2020	2021	2022	2023	2024
22,424	29,123	29,369	23,746	19,918



Return on average equity (%)

2020	2021	2022	2023	2024
12.54	14.77	14.84	11.68	9.02



Earnings per share – diluted ($)

2020	2021	2022	2023	2024
6.06	7.95	8.29	6.92	6.01



Year	Total assets ($)
2024	2.56 billion
2023	2.44 billion
2022	2.33 billion
2021	2.26 billion
2020	2.09 billion

Total assets ($)



Year	Book value per share ($)
2024	70.00
2023	64.28
2022	56.27
2021	59.32
2020	52.80

Book value per share ($)

Shareholder Letter



Thomas F. Cherry
President &
Chief Executive Officer

To Our Valued Shareholders

I take pride each year in sharing this letter on behalf of C&F Financial Corporation ("C&F"); it's not just an opportunity to highlight accomplishments over the past year, but also to provide insight into the opportunities and challenges we face and how we plan to continue delivering exceptional results. My message this year begins with key macroeconomic and industry observations, followed by a summary of our 2024 financial performance, a closer review of each subsidiary, and a conclusion outlining our strategic priorities for 2025 and beyond.

Welcome to 2025

As we begin 2025, it's hard to believe this marks the midpoint of the decade and five years since a global pandemic reshaped the world. Last year's challenges of erratic inflation, fluctuating interest rates, and economic uncertainty reinforced the theme I shared of resilience in the face of uncertainty. These conditions weighed on earnings across the financial services industry, including C&F, but also highlighted the importance of adaptability in an ever-changing environment.

Despite conflicting economic indicators—moderate GDP and strong employment data seemingly offset by weak consumer sentiment and high costs—our commitment to proactive and strategic decision-making remains unwavering. At C&F, we believe that managing the future means staying on the offense, adapting to uncertainty, and earning our place in the market by always being prepared for a range of scenarios.

Our Diversified Model: A Competitive Edge

C&F's diversified business model—including banking, mortgage, finance, and wealth management—provides a strong foundation in times of volatility. Our subsidiaries don't just coexist, they collaborate and complement each other. This synergy enables us to serve customers more comprehensively than our competitors, which is a key driver of our success.

2024 Financial Highlights

The past year's financial performance reflected the challenges of a dynamic interest rate environment. Our net interest margin was down for the full year as deposit costs increased significantly throughout the first half of the year. The Federal Reserve's rate cuts in late 2024 offered some relief. While lower rates meant lower income on the variable rate portion of our loan portfolio, this decrease was offset by lower deposit costs. As a result, margins stabilized in the second half of the year.

Earnings for 2024 totaled $19.9 million, a 16% decline from $23.7 million in 2023, driven by tighter margins and higher loan loss provisions. Nevertheless, robust loan and deposit growth at C&F Bank, combined with strong credit quality and efficiencies throughout all of our subsidiaries, underscored the resilience of our company.

Subsidiary Performance

C&F Bank

Despite margin pressures, C&F Bank delivered solid loan and deposit growth. Loans outstanding increased by 14.1% and customer deposits increased by 5.1%. We also made several successful targeted adjustments to our retail branch footprint in 2024 to drive growth, relocating our Brandermill office in Chesterfield County to a far superior location on Hull Street and opening a new branch in Colonial Heights. These locations are already delivering strong results, and we expect that to accelerate in 2025. In addition, we successfully closed our Hampton branch with minimal loss of customer deposits, reflecting our commitment and ability to make our retail network more efficient.



C&F Wealth Management

Strong market performance and a continued shift to an advisory model that delivers stable recurring income boosted assets under management and revenue growth. C&F Wealth Management's upcoming transition to a team-based structure will further enhance customer relationships and operational efficiency.

C&F Mortgage

Despite facing headwinds from higher mortgage rates and low inventory of homes for sale, C&F Mortgage increased profitability by improving operating efficiencies, increasing loan production by focusing on retention and recruitment of loan officers, and growing revenues at Lender Solutions, a division which provides mortgage banking services to other financial institutions. All these factors remain key priorities in 2025.

C&F Finance Company

Higher charge-offs, as asset quality returned to pre-pandemic levels, and volatile interest rates weighed on profitability at C&F Finance. However, this was somewhat mitigated by operational efficiencies achieved throughout the company. Continued focus on additional efficiencies and leveraging investments in technology, combined with aggressive business development strategies, will be key to increasing profitability in 2025.

Strategic Priorities for 2025 and Beyond

We are firmly focused on these key initiatives to achieve sustained growth and improved performance in 2025 and the years to come:

1. Marketing and Brand Recognition: A new three-year strategic marketing plan, developed in partnership with Financial Marketing Solutions out of Nashville, Tennessee, will increase our visibility in metro markets including Richmond, Williamsburg, Fredericksburg, and Charlottesville. The plan includes refreshed branding, website enhancements, our first television commercials, and many other promotional assets designed to raise our corporate profile and support our business development efforts throughout the company.



2. Cross-Company Collaboration: Building and strengthening customer relationships through enhanced cross-selling efforts and leveraging the professional expertise of loyal and long-term teammates across our subsidiaries has been and will remain a strategic initiative.

3. People: Recruiting, retaining, and growing a committed workforce remains a top priority. Continuing to enhance career development programs, offering highly competitive benefits, and fostering a culture of inclusion and engagement are all crucial to our goal of being a perpetual employer of choice.

4. Efficiency and Technology: Investments in technology, such as upgraded lending systems and AI-powered tools, will enhance customer experiences and operational efficiency. We will continue to invest in systems that deliver more convenient and secure experiences for our customers. We can't expect to be a company for the future without a firm commitment to superior technology.

5. Risk Management: Maintaining strong credit discipline, proactively combatting all types of fraud, and ensuring cybersecurity are integral to our strategy. Keys to success include continued investment in state-of-the-art systems as well as ongoing fraud and cyber security awareness measures for both our teammates and customers.

A Look Ahead

Economic and regulatory uncertainties will continue in 2025. Interest rate movement remains highly uncertain, and forecasts from industry experts and the Federal Reserve vary. Our position is that we must prepare for multiple scenarios and the impact of each on all our lines of business. This includes remaining focused on strengthening our balance sheet, managing margins, maintaining strong liquidity and capital positions, and pursuing disciplined growth.



We are frequently asked about our stock price; 2024 saw significant fluctuations in market indices, and this was the case with our stock price as well. We have consistently maintained that our stock's total return is a measure of top financial performance and continued investment in our people, systems, products and services. Be assured, our entire management team understands the enormous responsibility we have to you, our shareholders.

In summary, C&F is well positioned for the future, despite obstacles and adversities that continually confront us.

Our credit quality is strong, our capital levels are comfortably in excess of regulatory limits, and our reputation in the community is solid. Additionally, we have excellent employees, our current customers continue to bring us more business across all of our companies, and we are consistently acquiring new customers too.

Thank You

I'll close with this message of sincere appreciation: C&F's success is driven by our people, customers, and investors—many of whom, I'm proud to say, represent all three of these titles as an example of the loyalty we are fortunate to have. Your trust and support fuel our commitment to excellence, and I extend my heartfelt gratitude to each of you.

Thomas F. Cherry

Thomas F. Cherry,
President & CEO

C&F Financial Corporation
& Bank Board of Directors



Thomas F. Cherry*+
President & Chief
Executive Officer
*C&F Financial
Corporation, C&F Bank*



Larry G. Dillon*+
Executive Chairman
*C&F Financial
Corporation, C&F Bank*



Dr. Julie R. Agnew*+
Richard C. Kraemer Term
Professor of Finance
*Raymond A. Mason
School of Business,
William & Mary*



J.P. Causey Jr.*+
Attorney-at-Law
*J.P. Causey Jr.,
Attorney-at-Law*



Audrey D. Holmes*+
Attorney-at-Law
*Audrey D. Holmes,
Attorney-at-Law*



Elizabeth R. Kelley*+
Managing Director
*Blue Heron
Management, LLC*



Bryan E. McKernon+
Executive Vice Chairman
Board of Directors
*C&F Mortgage
Corporation*



James T. Napier*+
President
Napier Realtors, ERA



C. Elis Olsson*+
Commercial
Aircraft Pilot
International Jet Charter



D. Anthony Peay*+
Retired, Executive
Bank Officer



Paul C. Robinson*+
Owner & President
*Francisco, Robinson
& Associates, Realtors*



George R. Sisson III*+
Former Chairman
*Peoples Bankshares,
Incorporated*



**Dr. Jeffery O. Smith,
Ed.D.*+**
Executive Director
*Virginia Air & Space
Science Center*

* C&F Financial Corporation Board Member + C&F Bank Board Member

OFFICERS & ADVISORY BOARD

C&F BANK ADMINISTRATIVE OFFICE

3600 La Grange Parkway
Toano, Virginia 23168
757.741.2201

Full list of locations at cffc.com

Thomas F. Cherry*
President & Chief Executive Officer

Larry G. Dillon*
Executive Chairman

Jason E. Long*
Executive Vice President,
Chief Financial Officer

Rodney W. Overby*
Executive Vice President,
Chief Information Officer

John A. Seaman III
Executive Vice President,
Chief Credit Officer

Matthew H. Steilberg
Executive Vice President,
Director of Retail Banking

Mark J. Eggleston
Regional President,
Southeast Virginia

William V. Krebs Jr.
Regional President, Central Virginia

Matthew P. Dolci
Senior Vice President,
Chief Risk Officer

Helga H. Ridenhour
Senior Vice President,
Director of Operations

Christopher A. Spillare
Senior Vice President, Treasurer

Maria R. Sullivan
Senior Vice President,
Chief Human Resources Officer

*Officers of C&F Financial Corporation

C&F WEALTH MANAGEMENT

5208 Monticello Avenue, Suite 150
Williamsburg, Virginia 23188
757.941.2156 or 800.583.3863

Matthew H. Steilberg
President

C&F MORTGAGE CORPORATION ADMINISTRATIVE OFFICE

C&F Center
1400 Alverser Drive
Midlothian, Virginia 23113
804.858.8300

Mark A. Fox
President & Chief Executive Officer

Bryan E. McKernon
Executive Vice Chairman,
Board of Directors of
C&F Mortgage Corporation

Donna G. Jarratt
Senior Vice President,
Chief of Branch Administration

Kevin A. McCann
Senior Vice President,
Chief Financial Officer

Michael J. Mazzola
Senior Vice President, Branch &
Loan Officer Training Manager

Madeline M. Witty
Senior Vice President,
Chief Compliance Officer

INDEPENDENT PUBLIC ACCOUNTANTS

Yount, Hyde & Barbour, PC
Richmond, Virginia

C&F FINANCE COMPANY ADMINISTRATIVE OFFICE

5500 Audubon Drive
Henrico, Virginia 23231
804.236.9601

S. Dustin Crone
President & Chief Executive Officer

Kevin Jones
Senior Vice President, Sales

Tony Lamont
Senior Vice President, Operations

C. Shawn Moore
Executive Vice President,
Chief Credit Officer

Thomas W. Young
Senior Vice President, Operations

C&F BANK RICHMOND ADVISORY BOARD

David H. Downs
Director of The Kornblau Institute,
Virginia Commonwealth University

S. Craig Lane
President, *Lane & Hamner, PC*

Herbert E. Marth
Retired, *C&F Bank*

Michael A. O'Malley
Financial Advisor,
Hallberg & O'Malley Financial Group

Larry B. Murphy
President & Chief Executive Officer,
Urban Development Corporation

Meade A. Spotts
President, *Spotts Fain, PC*

Scott E. Strickler
Treasurer,
Robins Insurance Agency, Inc.

Adrienne P. Whitaker
*Director of Inclusion, Diversity,
Equity & Access (IDEA),
Virginia Housing*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2024
or

☐   **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ to _____

Commission file number 000-23423

C&F FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Virginia	**54-1680165**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

3600 La Grange Parkway
Toano, VA 23168
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: (804) 843-2360

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value per share	CFFI	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated Filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of June 30, 2024, the last business day of the registrant's second fiscal quarter, was $147,646,433.

There were 3,239,867 shares of common stock, $1.00 par value per share, outstanding as of February 24, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to shareholders in connection with the Annual Meeting of Shareholders to be held April 15, 2025 are incorporated by reference in Part III of this report.

TABLE OF CONTENTS

Cautionary Statement Regarding Forward-Looking Statements

This report contains statements concerning the Corporation's expectations, plans, objectives or beliefs regarding future financial performance and other statements that are not historical facts, which may constitute "forward-looking statements" as defined by federal securities laws. Forward-looking statements generally can be identified by the use of words such as "believe," "expect," "anticipate," "estimate," "plan," "may," "might," "will," "intend," "target," "should," "could," or similar expressions, are not statements of historical fact, and are based on management's beliefs, assumptions and expectations regarding future events or performance as of the date of this report, taking into account all information currently available. These statements may include, but are not limited to: statements regarding expected future operations and financial performance; expected trends in yields on loans; expected future recovery of investments in debt securities; future dividend payments; deposit trends, charge-offs and delinquencies; changes in cost of funds and net interest margin and items affecting net interest margin; changes in interest rates and the effects thereof on net interest income; expected renewal of unsecured federal funds agreements; expected impact of unrealized losses on earnings and regulatory capital of the Corporation or the Bank; expectations regarding the Bank's regulatory risk-based capital requirement levels; competition; our loan portfolio; our digital services; deposit trends; improving operational efficiencies; retention of qualified loan officers; higher quality automobile loan contracts, marine and RV lending; strategic business initiatives and the anticipated effects thereof; mortgage loan originations; technology initiatives; our diversified business strategy; asset quality; credit quality; adequacy of allowances for credit losses and the level of future charge-offs; market interest rates and housing inventory and resulting effects on mortgage loan origination volume; sources of liquidity; adequacy of the reserve for indemnification losses related to loans sold in the secondary market; capital levels; the effect of future market and industry trends; the effects of future interest rate levels and fluctuations; cybersecurity risks and inflation. These forward-looking statements are subject to significant risks and uncertainties due to factors that could have a material adverse effect on the operations and future prospects of the Corporation including, but not limited to, changes in:

- interest rates, such as volatility in short-term interest rates or yields on U.S. Treasury bonds, increases in interest rates following actions by the Federal Reserve and increases or volatility in mortgage interest rates

- general business conditions, as well as conditions within the financial markets

- general economic conditions, including unemployment levels, inflation rates, supply chain disruptions and slowdowns in economic growth

- general market conditions, including disruptions due to pandemics or significant health hazards, severe weather conditions, natural disasters, terrorist activities, financial crises, political crises, changes in trade policy and the implementation of tariffs, war and other military conflicts (including the ongoing military conflicts between Russia and Ukraine and in the Middle East) or other major events, or the prospect of these events

- average loans and securities yields and average costs of interest-bearing deposits and borrowings

- financial services industry conditions, including bank failures or concerns involving liquidity

- labor market conditions, including attracting, hiring, training, motivating and retaining qualified employees

- the legislative/regulatory climate, regulatory initiatives with respect to financial institutions, products and services, the Consumer Financial Protection Bureau (the CFPB) and the regulatory and enforcement activities of the CFPB

- monetary and fiscal policies of the U.S. Government, including policies of the FDIC, U.S. Department of the Treasury and the Board of Governors of the Federal Reserve System (the Federal Reserve Board), and the effect of these policies on interest rates and business in our markets

- demand for financial services in the Corporation's market area

- the value of securities held in the Corporation's investment portfolios

- the quality or composition of the loan portfolios and the value of the collateral securing those loans

- the inventory level, demand and fluctuations in the pricing of used automobiles, including sales prices of repossessed vehicles

- the level of automobile loan delinquencies or defaults and our ability to repossess automobiles securing delinquent automobile finance installment contracts

- the level of net charge-offs on loans and the adequacy of our allowance for credit losses

- the level of indemnification losses related to mortgage loans sold

- demand for loan products

- deposit flows

- the strength of the Corporation's counterparties

- availability of lines of credit from the Federal Home Loan Bank of Atlanta (FHLB) and other counterparties

- the soundness of other financial institutions and any indirect exposure related to the closing of other financial institutions and their impact on the broader market through other customers, suppliers and partners, or that the conditions which resulted in the liquidity concerns experienced by closed financial institutions may also adversely impact, directly or indirectly, other financial institutions and market participants with which the Corporation has commercial or deposit relationships

- competition from both banks and non-banks, including competition in the automobile finance and marine and recreational vehicle finance markets

- services provided by, or the level of the Corporation's reliance upon, third parties for key services

- the commercial and residential real estate markets, including changes in property values

- the demand for residential mortgages and conditions in the secondary residential mortgage loan markets

- the Corporation's technology initiatives and other strategic initiatives

- the Corporation's branch expansion, relocation and consolidation plans

- cyber threats, attacks or events

- C&F Bank's product offerings

- accounting principles, policies and guidelines and elections made by the Corporation thereunder.

These risks and uncertainties, and the risks discussed in more detail in Item 1A. "Risk Factors," should be considered in evaluating the forward-looking statements contained herein. Readers should not place undue reliance on any forward-looking statement. There can be no assurance that actual results will not differ materially from historical results or those expressed in or implied by such forward-looking statements, or that the beliefs, assumptions and expectations underlying such forward-looking statements will be proven to be accurate. Forward-looking statements are made as of the date of this report and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances arising after the date on which the statement was made, except as otherwise required by law.

PART I

ITEM 1.　　BUSINESS

General

C&F Financial Corporation (the Corporation) is a bank holding company that was incorporated in March 1994 under the laws of the Commonwealth of Virginia. The Corporation owns all of the stock of Citizens and Farmers Bank (the Bank or C&F Bank), which is an independent commercial bank chartered under the laws of the Commonwealth of Virginia. C&F Bank originally opened for business under the name Farmers and Mechanics Bank on January 22, 1927. C&F Bank has the following five wholly-owned subsidiaries, all incorporated under the laws of the Commonwealth of Virginia:

- C&F Mortgage Corporation

- C&F Finance Company

- C&F Wealth Management Corporation

- C&F Insurance Services, Inc.

- CVB Title Services, Inc.

The Corporation operates three principal business segments: (1) community banking through C&F Bank, C&F Wealth Management Corporation (C&F Wealth Management), C&F Insurance Services, Inc. (C&F Insurance) and CVB Title Services, Inc. (CVB Title), (2) mortgage banking through C&F Mortgage Corporation (C&F Mortgage) and (3) consumer finance through C&F Finance Company (C&F Finance). For detailed information about the financial condition and results of operations of these segments, see "Note 20: Business Segments" in Item 8. "Financial Statements and Supplementary Data" in this report.

The Corporation also owns three non-operating subsidiaries, C&F Financial Statutory Trust II (Trust II) formed in December 2007, C&F Financial Statutory Trust I (Trust I) formed in July 2005, and Central Virginia Bankshares Statutory Trust I (CVBK Trust I) formed in December 2003. These trusts were formed for the purpose of issuing $10.0 million each for Trust II and Trust I and $5.0 million for CVBK Trust I of trust preferred capital securities in private placements to institutional investors. All three trusts are unconsolidated subsidiaries of the Corporation. The principal assets of these trusts are $10.3 million each for Trust II and Trust I and $5.2 million for CVBK Trust I of the Corporation's junior subordinated debt securities (such securities of the Corporation referred to herein as "trust preferred capital notes") that are reported as liabilities in the consolidated balance sheet of the Corporation.

Community Banking

We provide community banking services through C&F Bank. C&F Bank provides community banking services at its main office in West Point, Virginia, and through its branch network of over 30 branches located in eastern and central Virginia. These branches provide a wide range of banking services to individuals and businesses, including various types of checking and savings deposit accounts, as well as business, real estate, development, mortgage, home equity and installment loans. The Bank also offers ATMs, internet and mobile banking, peer-to-peer payment capabilities and debit cards, as well as safe deposit box rentals, notary public, electronic transfer and other customary bank services to its customers. C&F Bank manages its commercial lending portfolio primarily through commercial lending offices located in Charlottesville, Fredericksburg, Richmond and Williamsburg, Virginia. C&F Wealth Management, which was organized in April 1995, is a full-service brokerage firm offering a comprehensive range of wealth management services and insurance products through third-party service providers primarily at C&F Bank branch locations. C&F Insurance and CVB Title were organized for the primary purpose of owning equity interests in an independent insurance agency and a full service title and settlement agency, respectively. Revenues from community banking operations consist primarily of interest earned on loans and investment securities, fees earned on deposit accounts and debit card interchange, net revenues from offering wealth management services and insurance products, and investment income from equity interests. Community banking revenues and operations are not materially affected by seasonal factors; however, municipal deposits tend to increase with tax collections primarily in the fourth quarter of each year and decline with spending thereafter. At December 31, 2024, assets of the community banking segment totaled $2.4 billion. For the year ended December 31, 2024, net income for this segment totaled $20.3 million.

Mortgage Banking

We conduct mortgage banking activities through C&F Mortgage, which was organized in September 1995, and its 51%-owned subsidiary, C&F Select LLC, which was organized in January 2019. C&F Mortgage and C&F Select LLC provide mortgage loan origination services through offices located in Virginia and the surrounding states. The mortgage banking segment offers a wide variety of residential mortgage loans, which are originated for sale to investors in the secondary mortgage market. The mortgage banking segment does not securitize loans. C&F Bank also purchases mortgage loans from the mortgage banking segment. The mortgage banking segment originates conventional mortgage loans, mortgage loans insured by the Federal Housing Administration (the FHA), and mortgage loans guaranteed by the United States Department of Agriculture (the USDA) and the Veterans Administration (the VA). A majority of the conventional loans are conforming loans that qualify for purchase by the Federal National Mortgage Association (Fannie Mae) or the Federal Home Loan Mortgage Corporation (Freddie Mac). The remainder of the conventional loans are non-conforming in that they do not meet Fannie Mae or Freddie Mac guidelines, but are eligible for sale to various other investors. The mortgage banking segment also has a division, Lender Solutions, that provides certain mortgage loan origination functions as a service to third party mortgage lenders, including other community banks, and a subsidiary, Certified Appraisals LLC, which provides ancillary mortgage loan production services to third parties for residential appraisals. Revenues from mortgage banking operations consist principally of gains on sales of loans to investors in the secondary mortgage market, loan origination fee income, interest earned on mortgage loans held for sale and mortgage lender services income through Lender Solutions. Revenues and income from mortgage banking, which are driven primarily by the origination and sale of mortgage loans, are subject to seasonal factors, including the volume of home sales in the residential real estate market, which typically rises during spring and summer months and declines during fall and winter months. However, seasonal trends may be disrupted by cyclical and other economic factors that affect the residential real estate market. At December 31, 2024, assets of the mortgage banking segment totaled $29.8 million. For the year ended December 31, 2024, net income for this segment totaled $1.1 million.

Consumer Finance

We conduct consumer finance activities through C&F Finance. C&F Finance is a regional finance company purchasing automobile, marine and recreational vehicle (RV) loans primarily in the Mid-Atlantic, Midwest and Southern United States. C&F Finance is an indirect lender that primarily provides automobile financing through lending programs that are designed to serve customers in both the prime and "non-prime" markets, including those who may have limited access to traditional automobile financing due to having experienced prior credit difficulties. C&F Finance generally purchases automobile retail installment sales contracts from manufacturer-franchised dealerships with used-car operations and through selected independent dealerships. C&F Finance selects these dealers based on the types of vehicles sold. Specifically, C&F Finance prefers to finance later model, low mileage used vehicles because the value of new vehicles typically depreciates rapidly. Because C&F Finance serves customers with higher credit risk, C&F Finance typically charges interest at higher rates than those charged by traditional financing sources. In addition, because C&F Finance provides financing in a relatively higher-risk market compared to that of C&F Bank or other traditional financial institutions, it expects to experience a higher level of credit losses than financing sources that lend primarily to more credit-worthy borrowers. In addition to automobile financing, C&F Finance expanded its lending portfolio to include marine and RV loan contracts. These contracts are also purchased on an indirect basis through a referral program administered by a third party and are for prime loans made to individuals with higher credit scores and therefore typically priced at rates lower than C&F Finance's automobile loans, and average less than $50,000. Revenues from consumer finance operations consist principally of interest earned on automobile, marine and RV loans. While the consumer finance segment's loans outstanding and interest income are not materially affected by seasonal factors, delinquencies on automobile loans are generally highest in the period from November through January, related in part to seasonal trends affecting borrowers, including consumer spending. At December 31, 2024, assets of the consumer finance segment totaled $472.7 million. For the year ended December 31, 2024, net income for this segment totaled $1.4 million.

Human Capital Resources

The Corporation and its subsidiaries foster a culture of respect, teamwork, ownership, responsibility, initiative, integrity, and service. We believe that our officers and employees are our most important assets. Our people are critical to the Corporation's performance and the achievement of our strategic goals, and they represent a key element of how the Corporation's businesses compete and succeed.

Acquiring and retaining strong talent is a top strategic priority for each of the Corporation's businesses. We provide a competitive compensation and benefits program to help meet the needs of our employees, including benefits that incentivize retention and reward longevity. We support the health and well-being of our employees through a comprehensive program designed to increase employee focus on wellness and prevention, including the benefit plans we offer, health incentives and dedicated healthcare resources for employees and their families provided through onsite health centers located at our offices in Toano and Henrico, Virginia and virtually. We encourage and support the growth and development of our employees and, wherever possible, seek to fill positions by promotion and transfer from within our organization. We have created career paths for specific positions that are designed to encourage an employee's advancement and growth within our organization, and we aim to provide employees with the skills and opportunities they need to achieve their career goals and become leaders in our businesses.

At December 31, 2024, we employed 545 total employees. We consider relations with our employees to be excellent. We strive for our workforce to reflect the diversity of the customers and communities we serve. Our selection and promotion processes are without bias. We also aim for our employees to develop their careers in our businesses. At December 31, 2024, 28 percent of our employees have been employed by the Corporation or its subsidiaries for at least 15 years.

Competition

Community Banking

In the Bank's market area, we compete with large national and regional financial institutions, savings associations and other independent community banks, as well as credit unions, mutual funds, brokerage firms, insurance companies and other lending and deposit platforms offered by non-bank financial technology firms, including those that only operate digitally. Increased competition has come from out-of-state banks through their acquisition of Virginia-based banks and interstate branching, and expansion of community and regional banks into our service areas.

The banking business in Virginia, and specifically in the Bank's primary service areas of eastern and central Virginia, is highly competitive for both loans and deposits, and is dominated by a relatively small number of large banks with many offices operating over a wide geographic area. Among the advantages such large banks have are their ability to finance wide-ranging advertising campaigns, to make larger investments in technological advancements and new products and services, to maximize efficiencies through economies of scale and, by virtue of their greater total capitalization, to have substantially higher lending limits than the Bank.

Factors such as interest rates offered, the number and location of branches, digital services and the types of products offered, as well as the reputation of the institution, affect competition for deposits and loans. We compete by emphasizing customer service, establishing long-term customer relationships, building customer loyalty and providing traditional and digital products and services to address the specific needs of our customers. Our relationships with customers depend on, among other things, our ability to attract and retain talented community bankers. We target individual customers, small-to-medium size business customers and commercial and residential real estate investors and developers in our markets.

No material part of the Bank's business is dependent upon a single or a few customers, and the loss of any single customer would not have a materially adverse effect upon the Bank's business.

Mortgage Banking

C&F Mortgage competes with large national and regional banks, credit unions, smaller regional mortgage lenders, small local broker operations and internet lending platforms. Due to the increased regulatory and compliance burden, the industry has seen a consolidation in the number of competitors in the marketplace. The agency guidelines for sales of mortgages in the secondary market business continue to be stringent.

The competitive factors faced by C&F Mortgage continue to evolve because of regulatory reforms and initiatives, including expansion in recent years of consumer protections and related regulation of mortgage lending. While C&F Mortgage has kept pace with changes in such regulations to date, potential future legislative and regulatory initiatives have the potential to affect the operations of C&F Mortgage. Given the far-reaching effect of these regulations on mortgage finance, compliance has required and may continue to require substantial changes to mortgage lending systems and processes and other implementation efforts. These challenges may be compounded by lower mortgage industry volume as a result of the sustained level of mortgage interest rates and decreased inventory of homes for sale.

To operate profitably in this high interest rate and competitive and regulatory environment, mortgage companies must have a high level of operational and risk management skills and be able to attract and retain top mortgage origination talent. C&F Mortgage competes by attracting the top people in sales and operations in the industry, expanding into new markets that offer strategic growth opportunities, providing an infrastructure that manages regulatory changes efficiently and effectively, utilizing technology to improve efficiency and consistency in its operations and to mitigate compliance risk, offering products that are competitive in both loan parameters and pricing, and providing consistently high quality customer service.

No material part of C&F Mortgage's business is dependent upon a single customer and the loss of any single customer would not have a materially adverse effect upon C&F Mortgage's business. C&F Mortgage, like all residential mortgage lenders, would be affected by the inability of Fannie Mae, Freddie Mac, the FHA or the VA to purchase or guarantee loans. Although C&F Mortgage sells loans to various third-party investors, the ability of these aggregators to purchase or guarantee loans would be limited if these government-sponsored entities cease to exist or materially limit their purchases or guarantees of mortgage loans or suffer deteriorations in their financial condition.

Consumer Finance

The automobile finance business is highly competitive. The automobile finance market is highly fragmented and is served by a variety of financial entities, including the captive finance affiliates of major automotive manufacturers, banks, savings associations, credit unions and independent finance companies. Many of these competitors have substantially greater financial resources and lower costs of funds than C&F Finance. In addition, competitors often provide financing on terms that are more favorable to automobile purchasers or dealers than the terms C&F Finance offers. Many of these competitors also have long-standing relationships with automobile dealerships and may offer dealerships or their customers other forms of financing, including dealer floor plan financing and leasing, which we do not.

Over the past several years, a number of financial institutions and other lenders have increased focus on operations in the automobile finance markets resulting in intensified competition for loans and qualified personnel. To continue to operate profitably, lenders must have a high level of operational and risk management skills and access to competitive costs of funds.

Providers of automobile financing traditionally have competed on the basis of interest rates charged, the quality of credit accepted, the flexibility of loan terms offered and the quality of service provided to dealers and customers. To establish C&F Finance as one of the principal financing sources for the dealers it serves, we compete predominantly by providing a high level of dealer service, building strong dealer relationships, offering flexible loan terms and quickly funding loans purchased from dealers.

No material part of C&F Finance's business is dependent upon any single dealer relationship, and the loss of any single dealer relationship would not have a materially adverse effect upon C&F Finance's business.

Regulation and Supervision

General

Bank holding companies, banks and their affiliates are extensively regulated under both federal and state law. Consequently, the growth and earnings performance of the Corporation and the Bank can be affected not only by management's decisions and general economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities including, but not limited to, the Virginia State Corporation Commission Bureau of Financial Institutions (VBFI), the Federal Deposit Insurance Corporation (the FDIC), the Board of Governors of the Federal Reserve System (the Federal Reserve Board), the Internal Revenue Service, federal and state taxing authorities, and the Securities and Exchange Commission (the SEC).

The following summary briefly describes significant provisions of currently applicable federal and state laws and certain regulations and the potential impact of such provisions. This summary is not complete, and we refer you to the particular statutory or regulatory provisions or proposals for more information. Because regulation of financial institutions changes regularly and is the subject of constant legislative and regulatory debate, we cannot forecast how federal and state regulation and supervision of financial institutions may change in the future and affect the Corporation's and the Bank's operations. See "Risks Related to the Regulation of the Corporation" below in Item 1A of Part I of Annual Report on Form 10-K for further discussion.

Regulatory Environment

Banking and other financial services statutes, regulations and policies are continually under review by the U.S. Congress, state legislatures and federal and state regulatory agencies. The scope of the laws and regulations, and the intensity of the supervision to which the Corporation and its subsidiaries are subject, have increased in recent years, initially in response to the 2008 financial crisis, and more recently in light of other factors, including continued turmoil and stress in the financial markets, technological factors, market changes, increased scrutiny of proposed bank mergers and acquisitions by federal and state bank regulators, and regulatory initiatives related to social policy goals, including the elimination of certain fees charged by financial institutions.

Proposals to change the laws, regulations, and policies governing the banking industry are frequently raised at both the state and federal levels, and we expect that the new presidential administration will seek to implement a regulatory reform agenda that is significantly different than the agenda and policies of the previous administration, which we expect may significantly impact the rulemaking, supervision, examination, and enforcement priorities of the federal banking agencies. On January 20, 2025, the President issued a presidential memorandum titled "Regulatory Freeze Pending Review" that directs federal agencies to (1) not propose or issue any rules until they are reviewed and approved by a department or agency head appointed by the President, (2) immediately withdraw any unpublished rules to allow for the review by a department or agency head as described above, and (3) consider postponing for 60 days from the date of the executive order the effective date for any rules that have been published in the Federal Register, or any rules that have been issued but have not taken effect, to allow for review of any questions of fact, law, or policy. Subsequent to that presidential memorandum, the presidential administration has taken actions that have reduced available staffing at certain regulatory agencies, and reduced the current regulatory and enforcement activities of certain regulatory agencies, among other substantive impacts.

The Corporation continues to experience ongoing regulatory reform and these regulatory changes could have a significant effect on how we conduct business. The specific impacts of regulatory reforms cannot yet be fully predicted and will depend to a large extent on the specific regulations that are likely to be adopted in the future. Further, a change in the manner in which laws, regulations and regulatory guidance are interpreted by regulatory agencies or courts may have a material impact on our business, operations and earnings.

Regulation of the Corporation

As a bank holding company, the Corporation is subject to the Bank Holding Company Act of 1956 (the BHCA) and regulation and supervision by the Federal Reserve Board. Pursuant to the BHCA the Federal Reserve Board has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve Board has reasonable grounds to believe that continuation of such activity or ownership constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company. The Federal Reserve Board and the FDIC have adopted guidelines and released interpretative materials that establish operational and managerial standards to promote the safe and sound operation of banks and bank holding companies. These standards relate to the institution's key operating functions, including but not limited to capital management, internal controls, internal audit systems, information systems, data and cybersecurity, loan documentation, credit underwriting, interest rate exposure and risk management, vendor management, executive management and its compensation, corporate governance, asset growth, asset quality, earnings, liquidity and risk management.

The BHCA generally limits the activities of a bank holding company and its subsidiaries to that of banking, managing or controlling banks, or any other activity that is closely related to banking or to managing or controlling banks, and permits interstate banking acquisitions subject to certain conditions, including national and state concentration limits. The Federal Reserve Board has jurisdiction under the BHCA to approve any bank or non-bank acquisition, merger or consolidation proposed by a bank holding company. A bank holding company must be "well capitalized" and "well managed" to engage in an interstate bank acquisition or merger, and banks may branch across state lines provided that the law of the state in which the branch is to be located would permit establishment of the branch if the bank were a state bank chartered by such state. Bank holding companies and their subsidiaries are also subject to restrictions on transactions with insiders and affiliates, as further discussed below.

Each of the Bank's depository accounts is insured by the FDIC against loss to the depositor to the maximum extent permitted by applicable law, and federal law and regulatory policy impose a number of obligations and restrictions on the Corporation and the Bank to reduce potential loss exposure to depositors and to the FDIC Deposit Insurance Fund (DIF). For example, pursuant to the Dodd-Frank Act and Federal Reserve Board policy, a bank holding company must commit resources to support its subsidiary depository institutions, which is referred to as serving as a "source of strength."

The Federal Deposit Insurance Act (the FDIA) provides that amounts received from the liquidation or other resolution of any insured depository institution must be distributed, after payment of secured claims, to pay the deposit liabilities of the institution before payment of any other general creditor or stockholder of that institution – including that institution's parent holding company. This provision would give depositors a preference over general and subordinated creditors and stockholders if a receiver is appointed to distribute the assets of a bank.

The Corporation also is subject to regulation and supervision by the Virginia State Corporation Commission. The Corporation also must file annual, quarterly and other periodic reports with, and comply with other regulations of, the SEC.

Capital Requirements

Regulatory Capital Requirements. All financial institutions are required to maintain minimum levels of regulatory capital. The FDIC establishes risk-based and leveraged capital standards for the financial institutions they regulate. The FDIC also may impose capital requirements in excess of these standards on a case-by-case basis for various reasons, including financial condition or actual or anticipated growth.

Basel III Capital Framework. The Federal Reserve Board and the FDIC have adopted rules to implement the Basel III capital framework as outlined by the Basel Committee on Banking Supervision and standards for calculating risk-weighted assets and risk-based capital measurements (collectively, the Basel III Final Rules) that apply to banking institutions they supervise. For the purposes of these capital rules, (i) common equity tier 1 capital (CET1) consists principally of common stock (including surplus) and retained earnings; (ii) Tier 1 capital consists principally of CET1 plus non-cumulative preferred stock and related surplus, and certain grandfathered cumulative preferred stocks and trust preferred securities; and (iii) Tier 2 capital consists of other capital instruments, principally qualifying subordinated debt and preferred stock, and limited amounts of an institution's allowance for credit losses. Each regulatory capital classification is subject to certain adjustments and limitations, as implemented by the Basel III Final Rules. The Basel III Final Rules also establish risk weightings that are applied to many classes of assets held by community banks, importantly including applying higher risk weightings to certain commercial real estate loans. The Basel III Final Rules also include a requirement that banks maintain additional capital known as the "capital conservation buffer."

The Basel III Final Rules and capital conservation buffer require banks and bank holding companies to maintain:

(i)   a minimum ratio of CET1 to risk-weighted assets of at least 4.5 percent, plus a 2.5 percent capital conservation buffer (which is added to the minimum CET1 ratio, effectively resulting in a required ratio of CET1 to risk-weighted assets of at least 7 percent),

(ii)   a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0 percent, plus the capital conservation buffer (effectively resulting in a required Tier 1 capital ratio of 8.5 percent),

(iii)   a minimum ratio of total (that is, Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0 percent, plus the capital conservation buffer (effectively resulting in a required total capital ratio of 10.5 percent) and

(iv)   a minimum leverage ratio of 4 percent, calculated as the ratio of Tier 1 capital to average total assets, subject to certain adjustments and limitations.

The Basel III Final Rules provide deductions from and adjustments to regulatory capital measures, primarily to CET1, including deductions and adjustments that were not applied to reduce CET1 under historical regulatory capital rules. For example, mortgage servicing rights, deferred tax assets dependent upon future taxable income, and significant investments in non-consolidated financial entities must be deducted from CET1 to the extent that any one such category exceeds 25 percent of CET1.

The Basel III Final Rules permanently include in Tier 1 capital trust preferred securities issued prior to May 19, 2010 by bank holding companies with less than $15 billion in total assets, subject to a limit of 25 percent of Tier 1 capital. The Corporation expects that its trust preferred securities will be included in the Corporation's regulatory capital as Tier 1 capital instruments until their maturity.

As of December 31, 2024, the Bank met all capital adequacy requirements under the Basel III Final Rules, including the capital conservation buffer.

In July 2023, the Federal Reserve Board and the FDIC issued proposed rules to implement the final components of the Basel III agreement, often known as the "Basel III endgame." These proposed rules contain provisions that apply to banks with $100 billion or more in total assets and that will significantly alter how those banks calculate risk-based assets. These proposed rules do not apply to holding companies or banks with less than $100 billion in assets, such as the Corporation and the Bank, but the final impacts of these rules cannot yet be predicted. The comment window for these proposed rules closed on January 16, 2024.

Community Bank Leverage Ratio. As required by the EGRRCPA, qualifying banks with less than $10 billion in consolidated assets can elect to be subject to a 9% leverage ratio applied using less complex leverage calculations (the Community Bank Leverage Ratio Framework or CBLRF). Banks that opt into the CBLRF and maintain a leverage ratio of greater than 9% are not subject to other risk-based and leverage capital requirements and are deemed to meet Basel III Final Rules' well capitalized ratio requirements. As of December 31, 2024, the Bank has not elected to apply the CBLRF, but the Bank continues to assess the potential impact of opting in to CBLRF as part of its ongoing capital management and planning processes.

Small Bank Holding Company. Bank holding companies with less than $3 billion in assets may rely on the Federal Reserve Board's Small Bank Holding Company Policy Statement. In addition to meeting the asset threshold, a bank holding company must not engage in significant nonbanking activities, not conduct significant off-balance sheet activities, and not have a material amount of debt or equity securities outstanding and registered with the SEC (subject to certain exceptions). The Federal Reserve Board may, in its discretion, exclude any bank holding company from the application of the Small Bank Holding Company Policy Statement if such action is warranted for supervisory purposes.

In August 2018, the Federal Reserve Board issued an interim final rule to apply the Small Bank Holding Company Policy Statement to bank holding companies with consolidated total assets of less than $3 billion. The policy statement, which, among other things, exempts certain bank holding companies from minimum consolidated regulatory capital ratios that apply to other bank holding companies. As a result of the interim final rule, which was effective August 30, 2018, the Corporation expects that it will be treated as a small bank holding company and will not be subject to regulatory capital requirements. The comment period on the interim final rule closed on October 29, 2018 and, to date, the Federal Reserve Board has not issued a final rule to replace the interim final rule. The Bank remains subject to the regulatory capital requirements described above.

Limits on Dividends

The Corporation is a legal entity that is separate and distinct from the Bank. A significant portion of the revenues of the Corporation result from dividends paid to it by the Bank. Both the Corporation and C&F Bank are subject to laws and regulations that limit the payment of dividends, including limits on the sources of dividends and requirements to maintain capital at or above regulatory minimums. Banking regulators have indicated that Virginia banking organizations should generally pay dividends only (1) from net undivided profits of the bank, after providing for all expenses, losses, interest and taxes accrued or due by the bank and (2) if the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. In addition, Federal Reserve Board supervisory guidance indicates that the Federal Reserve Board may have safety and soundness concerns if a bank holding company pays dividends that exceed earnings for the period in which the dividend is being paid. Further, the FDIA prohibits insured depository institutions such as C&F Bank from making capital distributions, including paying dividends, if, after making such distribution, the institution would become undercapitalized as defined in the statute. We do not expect that any of these laws, regulations or policies will materially affect the ability of the Corporation or C&F Bank to pay dividends.

Insurance of Accounts, Assessments and Regulation by the FDIC

The Bank's deposits are insured by the DIF of the FDIC up to the standard maximum insurance amount for each deposit insurance ownership category. The basic limit on FDIC deposit insurance coverage is $250,000 per depositor. Under the FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations as an insured institution, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC, subject to administrative and potential judicial hearing and review processes. The FDIC may also suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. Management is aware of no existing circumstances that could result in termination of the Bank's deposit insurance.

Deposit Insurance Assessments. The DIF is funded by assessments on banks and other depository institutions calculated based on average consolidated total assets minus average tangible equity (defined as Tier 1 capital). As required by the Dodd-Frank Act, the FDIC has adopted a large-bank pricing assessment scheme, set a target "designated reserve ratio" (described in more detail below) of 2 percent for the DIF and, in lieu of dividends, provides for a lower assessment rate schedule when the reserve ratio reaches 2 percent and 2.5 percent. An institution's assessment rate is based on a statistical analysis of financial ratios that estimates the likelihood of failure over a three-year period, which considers the institution's weighted average CAMELS composite rating, and is subject to further adjustments including those related to levels of unsecured debt and brokered deposits. At December 31, 2024, total base assessment rates for institutions that have been insured for at least five years range from 2.5 to 32 basis points applying to banks with less than $10 billion in assets.

The Dodd-Frank Act transferred to the FDIC increased discretion with regard to managing the required amount of reserves for the DIF, or the "designated reserve ratio." The FDIA requires that the FDIC consider the appropriate level for the designated reserve ratio on at least an annual basis. On October 18, 2022, the FDIC adopted a final rule to increase initial base deposit insurance assessment rate schedules uniformly by 2 basis points, beginning in the first quarterly assessment period of 2023. As a result of this final rule, the total base assessment rates beginning with the first quarter of 2023 for institutions with less than $10 billion in assets that have been insured for at least five years range from 2.5 to 32 basis points. This increase in assessment rate schedules is intended to increase the likelihood that the reserve ratio reaches 1.35 percent by the statutory deadline of September 30, 2028. The new assessment rate schedules will remain in effect unless and until the reserve ratio meets or exceeds 2 percent. Progressively lower assessment rate schedules will take effect when the reserve ratio reaches 2 percent, and again when it reaches 2.5 percent.

In November 2023, the FDIC issued a final rule to implement a special DIF assessment following the FDIC's use of the "systemic risk" exception to the least-cost resolution test in connection with the failures and resolutions of Silicon Valley Bank and Signature Bank. Banks with less than $5 billion of uninsured deposits, such as the Bank, are exempt from this special assessment.

Regulation and Supervision of the Bank and Other Subsidiaries

The Bank is subject to supervision, regulation and examination by the VBFI and its primary federal regulator, the FDIC. The various laws and regulations issued and administered by the regulatory agencies (including the CFPB) affect corporate practices, such as the payment of dividends, the incurrence of debt and the acquisition of financial institutions and other companies, and affect business practices and operations, such as the payment of interest on deposits, the charging of interest on loans, the types of business conducted, the products and terms offered to customers and the location of offices. Prior approval of the applicable primary federal regulator and the VBFI is required for a Virginia chartered bank or bank holding company to merge with another bank or bank holding company, or purchase the assets or assume the deposits of another bank or bank holding company, or acquire control of another bank or bank holding company. In reviewing applications seeking approval of merger and acquisition transactions, the bank regulatory agencies will consider, among other things, the competitive effect and public benefits of the transactions, the financial condition, managerial resources, capital position and any asset concentrations (including commercial real estate loan concentrations) of the constituent organizations and the combined organization, the risks to the stability of the U.S. banking or financial system, the applicant's performance record under the Community Reinvestment Act (CRA), fair lending laws, and fair housing initiatives, the data security and cybersecurity infrastructure of the constituent organizations and the combined organization, the applicant's risk management programs and processes, and the applicant's compliance with and the effectiveness of the subject organizations in combating money laundering activities and complying with Bank Secrecy Act requirements.

The federal regulatory framework applicable to bank mergers has recently received significant attention and been the subject of numerous proposals to update or revise such framework. In March 2022, the FDIC proposed a Request for Information, seeking information and comments regarding the regulatory framework that applies to merger transactions involving one or more insured depository institutions. In September 2024, the FDIC finalized a new FDIC Statement of Policy on Bank Merger Transactions (the 2024 Policy Statement), which outlines factors that the FDIC will consider when evaluating a proposed bank merger transaction. In January 2025, the Acting Chairman of the FDIC issued a statement that indicated the FDIC would begin the process of replacing the 2024 Policy Statement. The Federal Reserve did not release a new bank or bank holding company merger policy statement. Following the presidential inauguration, the FDIC has indicated that it is considering further updates to the bank merger approval process and further revisions to the 2024 Policy Statement.

Also in September 2024, the U.S. Department of Justice withdrew its 1995 Bank Merger Guidelines and announced that it will instead evaluate the competitive impact of bank mergers using its 2023 Merger Guidelines that apply across all industries. Compared to the 1995 Bank Merger Guidelines, the 2023 Merger Guidelines set forth more stringent market concentration limits and add several largely qualitative bases on which the Department of Justice may challenge a merger. The effect of these changes remains uncertain, but these changes may make it more difficult, costly or otherwise onerous to obtain regulatory approval for an acquisition.

Certain Transactions by Insured Banks with their Affiliates. There are statutory restrictions related to the extent bank holding companies and their non-bank subsidiaries may borrow, obtain credit from or otherwise engage in "covered transactions" with their insured depository institution (i.e., banking) subsidiaries. In general, an "affiliate" of a bank includes the bank's parent holding company and any subsidiary thereof. However, an "affiliate" does not generally include the bank's operating subsidiaries. A bank (and its subsidiaries) may not lend money to, or engage in other covered transactions with, its non-bank affiliates if the aggregate amount of covered transactions outstanding involving the bank, plus the proposed transaction, exceeds the following limits: (a) in the case of any one such affiliate, the aggregate amount of covered transactions of the bank and its subsidiaries cannot exceed 10 percent of the bank's capital stock and surplus; and (b) in the case of all affiliates, the aggregate amount of covered transactions of the bank and its subsidiaries cannot exceed 20 percent of the bank's capital stock and surplus. "Covered transactions" are defined to include a loan or extension of credit to an affiliate, a purchase of or investment in securities issued by an affiliate, a purchase of assets from an affiliate, the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any person or company, the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate, securities borrowing or lending transactions with an affiliate that creates a credit exposure to such affiliate, or a derivatives transaction with an affiliate that creates a credit exposure to such affiliate. Certain covered transactions are also subject to collateral security requirements.

Covered transactions as well as other types of transactions between a bank and a bank holding company must be on market terms, which means that the transaction must be conducted on terms and under circumstances that are substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with or involving nonaffiliates or, in the absence of comparable transactions, that in good faith would be offered to or would apply to nonaffiliates. Moreover, certain amendments to the BHCA provide that, to further competition, a bank holding company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property of any kind, or furnishing of any service.

Community Reinvestment Act. The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution's efforts in meeting community credit needs are assessed based on specified factors. These factors also are considered in evaluating mergers, acquisitions and applications to open a branch or facility. In 2023, the last time that the Bank's CRA activities were evaluated by the FDIC, the Bank received a "Satisfactory" CRA rating.

On October 24, 2023, the federal banking regulatory agencies jointly issued a final rule to modernize CRA regulations consistent with the following key goals: (1) to encourage banks to expand access to credit, investment, and banking services in low- and moderate-income communities; (2) to adapt to changes in the banking industry, including internet and mobile banking and the growth of non-branch delivery systems; (3) to provide greater clarity and consistency in the application of the CRA regulations, including adoption of a new metrics-based approach to evaluating bank retail lending and community development financing; and (4) to tailor CRA evaluations and data collection to bank size and type, recognizing that differences in bank size and business models may impact CRA evaluations and qualifying activities. Most of the final CRA rule's requirements will be applicable beginning January 1, 2026, with certain requirements, including the data reporting requirements, applicable as of January 1, 2027. The Bank is evaluating the expected impact of the modernized CRA regulations, but currently does not anticipate any material impact to its business, operations or financial condition due to the modified CRA regulations.

The legality of the modernized CRA regulations is being challenged and a preliminary injunction against enforcing new rules implementing the modified CRA regulations has been granted. In addition, the updated CRA regulations may be impacted by the presidential memorandum entitled "Regulatory Freeze Pending Review" described above.

Federal Home Loan Bank of Atlanta. The Bank is a member of the Federal Home Loan Bank (FHLB) of Atlanta, which is one of 11 regional FHLBs that provide funding to their members for making housing loans as well as for affordable housing and community development loans. Each FHLB serves as a reserve, or central bank, for the members within its assigned region. Each FHLB makes loans to members in accordance with policies and procedures established by the Board of Directors of the FHLB. As a member, the Bank must purchase and maintain stock in the FHLB. At December 31, 2024, the Bank owned $3.6 million of FHLB stock.

Consumer Protection. The CFPB is the federal regulatory agency that is responsible for implementing, examining and enforcing compliance with federal consumer financial laws for institutions with more than $10 billion of assets and, to a lesser extent, smaller institutions. The CFPB supervises and regulates providers of consumer financial products and services, and has rulemaking authority in connection with numerous federal consumer financial protection laws (for example, but not limited to, the Truth-in-Lending Act (TILA), the Real Estate Settlement Procedures Act (RESPA), the Electronic Funds Transfer Act (EFTA), the Equal Credit Opportunity Act (ECOA), the Home Ownership and Equity Protection Act (HOEPA), the Fair Credit and Reporting Act (FCRA), the Fair Debt Collection Practices Act (FDCPA) and the Home Mortgage Disclosure Act (HMDA)).

Because the Corporation and the Bank are smaller institutions (i.e., with assets of $10 billion or less), most consumer protection aspects of the Dodd-Frank Act will continue to be applied to the Corporation by the Federal Reserve Board and to the Bank by the FDIC. However, the CFPB may include its own examiners in regulatory examinations by a smaller institution's principal regulators and may require smaller institutions to comply with certain CFPB reporting requirements. In addition, regulatory positions taken by the CFPB and administrative and legal precedents established by CFPB enforcement activities, including in connection with supervision of larger bank holding companies and banks, could influence how the Federal Reserve Board and FDIC apply consumer protection laws and regulations to financial institutions that are not directly supervised by the CFPB. The precise effect of the CFPB's consumer protection activities on the Corporation and the Bank cannot be determined with certainty.

On March 30, 2023, the CFPB issued a final rule amending Regulation B to implement Section 1071 of the Dodd-Frank Act, which amended ECOA to require the collection of certain small business lending data. As a result of ongoing litigation, all deadlines for compliance with the amendments to Regulation B are currently stayed. If implemented as issued, the final rule would require the Bank to compile, maintain, and submit to the bureau certain small business lending data, including data on applications for credit by women-owned, minority-owned, and small businesses. The Bank is unable to determine the date that the Section 1071 final rule will become effective or the date that the Bank will be required to comply with its requirements. The Bank is evaluating the expected impact of the Section 1071 final rule, but currently does not anticipate any material impact to its business, operations or financial condition due to this final rule.

On January 17, 2024, the CFPB proposed amendments to Regulation E and Regulation Z that would impose the disclosure requirements of TILA on extensions of overdraft credit, with certain exemptions, for financial institutions with greater than $10 billion in assets. While this proposed rule, if implemented, would not apply to banks with less than $10 billion in assets, including the Bank, the Bank cannot determine the ultimate impact such a regulatory change would have on the broader market for overdraft products and services, which may include a downward pressure on the interest and fees that a bank is able to charge for consumer transactions that overdraw deposit accounts. This proposed rule may be impacted by the presidential memorandum entitled "Regulatory Freeze Pending Review" described above and may be subject to challenge in the U.S. Congress. The impact of this proposed rule, or changes in the broader market for overdraft products and services due to this rule, on the Bank or its financial condition and results of operations cannot be determined at this time, but the Bank will continue to monitor developments related to this proposed rule and the CFPB's broader policy agenda.

Mortgage Banking Regulation. In connection with making mortgage loans, the Bank is subject to rules and regulations that, among other things, establish standards for loan origination, prohibit discrimination, provide for inspections and appraisals of property, require credit reports on prospective borrowers, in some cases restrict certain loan features and fix maximum interest rates and fees, require the disclosure of certain basic information to mortgagors concerning credit and settlement costs, limit payment for settlement services to the reasonable value of the services rendered and require the maintenance and disclosure of information regarding the disposition of mortgage applications based on race, gender, geographical distribution and income level. The Bank's mortgage origination activities are subject to ECOA, TILA, HMDA, RESPA and HOEPA, and the regulations promulgated under these acts, among other additional state and federal laws, regulations and rules.

The Bank's mortgage origination activities are also subject to Regulation Z, which implements TILA. Certain provisions of Regulation Z require mortgage lenders to make a reasonable and good faith determination, based on verified and documented information, that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms. Alternatively, a mortgage lender can originate "qualified mortgages", which are generally defined as mortgage loans without negative amortization, interest-only payments, balloon payments, terms exceeding 30 years, and points and fees paid by a consumer equal to or less than 3 percent of the total loan amount. Under the EGRRCPA, most residential mortgage loans originated and held in portfolio by a bank with less than $10 billion in assets will be designated as "qualified mortgages." Higher-priced qualified mortgages (e.g., sub-prime loans) receive a rebuttable presumption of compliance with ability-to-repay rules, and other qualified mortgages (e.g., prime loans) are deemed to comply with the ability-to-repay rules. The Corporation's mortgage banking segment predominately originates mortgage loans that comply with Regulation Z's "qualified mortgage" rules.

In addition to regulations applicable to the Bank's mortgage origination activities, C&F Mortgage is subject to the rules and regulations of, and examination by, the Department of Housing and Urban Development (HUD), the FHA, the USDA, the VA and state regulatory authorities with respect to originating, processing and selling mortgage loans. Those rules and regulations, among other things, establish standards for loan origination, prohibit discrimination, provide for inspections and appraisals of property, require credit reports on prospective borrowers and, in some cases, restrict certain loan features and fix maximum interest rates and fees.

Consumer Financing Regulation. C&F Finance also is regulated by the states and local jurisdictions in which it operates, and its lending operations are subject to numerous federal regulations over which the CFPB has rulemaking authority and regarding which enforcement authority is shared by the Federal Reserve Board, the FDIC, the Department of Justice and the Federal Trade Commission. Such rules and regulations generally provide for licensing of sales finance agencies; limitations on amounts, duration and charges, including interest rates, for various categories of loans; requirements as to the form and content of finance contracts and other documentation; and restrictions on collection practices and creditors' rights. C&F Finance is subject to regulation and supervision by the VBFI, which regulates and enforces Virginia laws relating to consumer lenders and sales finance agencies.

C&F Finance is subject to many federal, state and local statutes, regulations and ordinances that impact all aspects of its operations, including but not limited to the procedures that C&F Finance must follow regarding repossession of vehicles securing automobile finance installment contracts for purchases of used and new automobiles. C&F Finance is subject to state licensing requirements, which may require C&F Finance to file a notification or obtain a license to acquire automobile installment contracts in each state in which it acquires such contracts. C&F Finance is also subject to extensive federal statutes and regulations, including but not limited to: TILA, which requires C&F Finance and the dealers it does business with to make certain disclosures to customers, including the terms of repayment, the total finance charge and the annual percentage rate charged on automobile finance installment contracts; ECOA, which prohibits creditors from discrimination against loan applicants on the basis of race, color, sex, age or marital status and, pursuant to Regulation B promulgated thereunder, requires creditors to make certain disclosures regarding consumer rights and advise consumers of the reasons for the rejection of their credit applications; the FCRA, which requires C&F Finance to provide certain information to consumers whose credit applications are not approved on the basis of a report obtained from a consumer reporting agency and ensure the accuracy and integrity of consumer information reported to credit reporting agencies; the EFTA, which prohibits C&F Finance from requiring its customers to repay a loan or other credit by electronic funds transfer (EFT), except in limited situations, and requires C&F Finance to provide certain documentation and notifications to customers when an EFT is initiated; and federal bankruptcy and related state laws that may limit or affect C&F Finance's ability to recover collateral or enforce a deficiency judgment. C&F Finance also generally adheres to the principles of the

FDCPA, which prohibits certain debt collectors from contacting borrowers during certain times and at certain places, from using threatening practices and from making false implications when attempting to collect a debt.

The CFPB has the authority to issue and enforce regulations under many federal consumer protection laws, including (subject to certain statutory limitations) TILA, ECOA, FDCPA, FCRA and EFTA. The CFPB is specifically authorized by the Dodd-Frank Act, among other things, to take action to prevent companies providing consumer financial products or services and their service providers from engaging in unfair, deceptive or abusive acts or practices in connection with consumer financial products and services, and to issue rules requiring enhanced disclosures for consumer financial products or services. Failure by C&F Finance to comply with any of these laws or regulations could have a material adverse effect on the Corporation. As of December 31, 2024, the Corporation and C&F Finance were not subject to supervision by the CFPB.

Certain federal regulatory agencies, and in particular, the CFPB, the Federal Trade Commission, and the Federal Reserve Board, as well as certain state agencies, have recently become more active in investigating the products, services and operations of banks and other finance companies engaged in auto finance activities. These investigations have extended to banks that engage in indirect automobile lending.

Brokered Deposits. Section 29 of the FDIA and FDIC regulations generally limit the ability of any bank to accept, renew or roll over any brokered deposit unless it is "well capitalized" or, with the FDIC's approval, "adequately capitalized." On December 15, 2020, the FDIC issued rules to revise brokered deposit regulations in light of modern deposit-taking methods. The rules established a new framework for certain provisions of the "deposit broker" definition and amended the FDIC's interest rate methodology for calculating rates and rate caps. The rules became effective on April 1, 2021 and, to date, there has been no material impact to either the Corporation or the Bank from the rules.

In July 2024, the FDIC proposed significant revisions to the brokered deposit regulations, including significant expansions to the definition of "deposit broker," and significantly narrowing the primary purpose exception to "deposit broker" status. The comment period on those proposed rules has closed. In January 2025, the Acting Chairman of the FDIC issued a statement indicating that the FDIC may focus on withdrawing those proposed rules during 2025, and these proposed rules may also be subject to the presidential memorandum entitled "Regulatory Freeze Pending Review" described above. The Corporation and the Bank continue to monitor the status of those proposed rules and FDIC action and statements with respect thereto.

Other Regulations

Prompt Corrective Action. The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." These terms are defined under uniform regulations issued by each of the federal banking agencies regulating these institutions. An insured depository institution which is less than adequately capitalized must adopt an acceptable capital restoration plan, is subject to increased regulatory oversight and is increasingly restricted in the scope of its permissible activities. As of December 31, 2024, the Bank was considered "well capitalized."

Incentive Compensation. The Dodd-Frank Act requires the federal banking agencies and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities with at least $1 billion in total consolidated assets, that encourage inappropriate risks by providing an executive officer, employee, director, or principal stockholder with excessive compensation, fees, or benefits that could lead to material financial loss to the entity.

In 2016, the SEC and the federal banking agencies proposed rules that prohibit covered financial institutions (including bank holding companies and banks) from establishing or maintaining incentive-based compensation arrangements that encourage inappropriate risk taking by providing covered persons (consisting of senior executive officers and significant risk takers, as defined in the rules) with excessive compensation, fees or benefits that could lead to material financial loss to the financial institution. The proposed rules outline factors to be considered when analyzing whether compensation is excessive and whether an incentive-based compensation arrangement encourages inappropriate risks that could lead to material loss to the covered financial institution, and establishes minimum requirements that incentive-based compensation arrangements must meet to be considered to not encourage inappropriate risks and to appropriately balance risk and reward. The proposed rules also impose additional corporate governance requirements on the boards of directors of covered financial institutions and impose additional record-keeping requirements. The comment period for these proposed rules has closed and a final rule has not yet been published. In May 2024, the FDIC and three other federal bank regulatory agencies re-proposed the regulatory text of the 2016 proposed rules and requested comment on specific alternatives, given the passage of time since the 2016 proposed rule was issued, as well as additional supervisory experience, changes in industry practice, and other developments. The SEC and the Federal Reserve did not join in such re-proposal. If these proposed rules are adopted, they may restrict the way that incentive compensation is structured.

Confidentiality and Required Disclosures of Customer Information. The Corporation is subject to various laws and regulations that address the privacy of nonpublic personal financial information of consumers. The Gramm-Leach-Bliley Act and certain regulations issued thereunder protect against the transfer and use by financial institutions of consumer nonpublic personal information. A financial institution must provide to its customers, at the beginning of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. These privacy provisions generally prohibit a financial institution from providing a customer's personal financial information to unaffiliated third parties unless the institution discloses to the customer that the information may be so provided and the customer is given the opportunity to opt out of such disclosure. Certain exceptions may apply to the requirement to deliver an annual privacy notice based on how a financial institution limits sharing of nonpublic personal information and whether the institution's disclosure practices or policies have changed in certain ways since the last privacy notice that was delivered.

The Corporation is also subject to various laws and regulations that attempt to combat money laundering and terrorist financing. The Bank Secrecy Act (the BSA) requires all financial institutions to, among other things, create a system of controls designed to prevent money laundering and the financing of terrorism, and imposes recordkeeping and reporting requirements. The USA PATRIOT Act added regulations to facilitate information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering, and requires financial institutions to establish anti-money laundering programs. Regulations adopted under the BSA impose on financial institutions customer due diligence requirements, and the federal banking agencies expect that customer due diligence programs will be integrated within a financial institution's broader BSA and anti-money laundering compliance program. The Office of Foreign Assets Control (OFAC), which is a division of the U. S. Department of the Treasury, is responsible for helping to ensure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. If the Bank finds the name of an "enemy" of the United States on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account or place transferred funds into a blocked account, and report it to OFAC.

Although these laws and programs impose compliance costs and create privacy obligations and, in some cases, reporting obligations, and compliance with all of the laws, programs, and privacy and reporting obligations may require significant resources of the Corporation and the Bank, these laws and programs do not materially affect the Bank's products, services or other business activities.

Corporate Transparency Act. On January 1, 2021, as part of the 2021 National Defense Authorization Act, Congress enacted the Corporate Transparency Act (CTA), which required by January 1, 2022, that the U.S. Department of the Treasury's Financial Crimes Enforcement Network (FinCEN) issue regulations implementing reporting requirements for "reporting companies" (as defined in the CTA) to disclose beneficial ownership interests of certain U.S. and foreign entities. The CTA imposes additional reporting requirements on entities not previously subject to such beneficial ownership disclosure regulations and also contains exemptions for several different types of entities, including among others: (i) certain banks, bank holding companies, and credit unions; (ii) money transmitting businesses registered with FinCEN; and (iii) certain insurance companies. Reporting companies subject to the CTA will be required to provide specific information with respect to beneficial owner(s) (as defined in the CTA) as well as satisfy initial filing obligations (for newly-formed reporting companies) and submit subsequent reports when updates are required. Non-compliance with FinCEN regulations promulgated under the CTA may result in civil fines as well as criminal penalties.

On September 29, 2022, FinCEN issued the final rule (the Reporting Rule) to implement the beneficial ownership reporting requirements of the CTA, which was effective January 1, 2024, and would have required reporting of beneficial ownership for entities that were formed or first registered prior to 2024 by January 1, 2025. Beginning in December 2024, U.S. federal courts issued preliminary injunctions against enforcement of the CTA, including a stay of the beneficial ownership reporting requirements pending resolution of a lawsuit challenging the CTA's constitutionality. On February 18, 2025, the U.S. District Court for the Eastern District of Texas lifted the preliminary injunction blocking enforcement of the Reporting Rule. Pending further court action, beneficial ownership information reporting obligations are back in effect and a majority of companies must now report by March 21, 2025.

The Corporation will continue to monitor regulatory developments related to the CTA, including future FinCEN rulemakings, and will continue to assess the ultimate impact of the CTA on the Corporation and the Bank. We cannot currently predict the nature and timing of future developments related to the Corporate Transparency Act.

Cybersecurity. The federal banking agencies have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of a financial institution's board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial products and services. The federal banking agencies expect financial institutions to establish lines of defense and ensure that their risk management processes also address the risk posed by compromised customer credentials, and also expect financial institutions to maintain sufficient business continuity planning processes to ensure rapid recovery, resumption and maintenance of the institution's operations after a cyber-attack. If the Corporation or the Bank fails to meet the expectations set forth in this regulatory guidance, the Corporation or the Bank could be subject to various regulatory actions and any remediation efforts may require significant resources of the Corporation or the Bank. In addition, all federal and state banking agencies continue to increase focus on cybersecurity programs and risks as part of regular supervisory exams.

On November 18, 2021, the federal bank regulatory agencies issued a final rule to improve the sharing of information about cybersecurity incidents that may affect the U.S. banking system. The rule requires a banking organization to notify its primary federal regulator of any significant computer-security incident as soon as possible and no later than 36 hours after the banking organization determines that a cybersecurity incident has occurred. Notification is required for incidents that have materially affected—or are reasonably likely to materially affect—the viability of a banking organization's operations, its ability to deliver banking products and services, or the stability of the financial sector. In addition, the rule requires a bank service provider to notify affected banking organization customers as soon as possible when the provider determines that it has experienced a computer-security incident that has materially affected or is reasonably likely to materially affect banking organization customers for four or more hours. The rule became effective on May 1, 2022.

With increased focus on cybersecurity, we are continuing to monitor legislative, regulatory and supervisory developments related thereto. We had no material cybersecurity incidents in 2024.

Stress Testing. The federal banking agencies have implemented stress testing requirements for certain large or risky financial institutions, including bank holding companies and state-chartered banks. Although these requirements do not apply to the Corporation and the Bank, the federal banking agencies emphasize that all banking organizations, regardless of size, should have the capacity to analyze the potential effect of adverse market conditions or outcomes on the organization's financial condition. Based on existing regulatory guidance, the Corporation and the Bank will be expected to consider the institution's interest rate risk management, commercial real estate loan concentrations and other credit-related information, and funding and liquidity management during this analysis of adverse market conditions or outcomes.

Volcker Rule. The Dodd-Frank Act prohibits bank holding companies and their subsidiary banks from engaging in proprietary trading except in limited circumstances, and places limits on ownership of equity investments in private equity and hedge funds (the Volcker Rule). The EGRRCPA, and final rules adopted to implement the EGRRCPA, exempt all banks with less than $10 billion in assets (including their holding companies and affiliates) from the Volcker Rule, provided that the institution has total trading assets and liabilities of 5 percent or less of total assets, subject to certain limited exceptions. The Corporation believes that its financial condition and its operations are not affected by the Volcker Rule, amendments thereto, or its implementing regulations.

Call Reports and Examination Cycle. All institutions, regardless of size, submit a quarterly call report that includes data used by federal banking agencies to monitor the condition, performance, and risk profile of individual institutions and the industry as a whole. The EGRRCPA contained provisions expanding the number of regulated institutions eligible to use streamlined call report forms. In June 2019, consistent with the provisions of the EGRRCPA, the federal banking agencies issued a final rule to permit insured depository institutions with total assets of less than $5 billion that do not engage in certain complex or international activities to file the most streamlined version of the quarterly call report, and to reduce data reportable on certain streamlined call report submissions.

In December 2018, consistent with the provisions of the EGRRCPA, the federal banking agencies jointly adopted final rules that permit banks with up to $3 billion in total assets, that received a composite CAMELS rating of "1" or "2," and that meet certain other criteria (including not having undergone any change in control during the previous 12-month period, and not being subject to a formal enforcement proceeding or order), to qualify for an 18-month on-site examination cycle.

Effect of Governmental Monetary Policies. As with other financial institutions, the earnings of the Corporation and the Bank are affected by general economic conditions as well as by the monetary policies of the Federal Reserve Board. Such policies, which include regulating the national supply of bank reserves and bank credit, can have a major effect upon the source and cost of funds and the rates of return earned on loans and investments. The Federal Reserve Board exerts a substantial influence on interest rates and credit conditions, primarily through establishing target rates for federal funds, open market operations in U.S. Government securities, varying the discount rate on member bank borrowings and setting cash reserve requirements against deposits. Changes in monetary policy, including changes in interest rates, will influence the origination of loans, the purchase of investments, the generation of deposits, and rates received on loans and investment securities and paid on deposits. Fluctuations in the Federal Reserve Board's monetary policies have had a significant impact on the operating results of the Corporation and the Bank and are expected to continue to do so in the future.

Future Regulation

From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of the Corporation in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. The Corporation cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of the Corporation. A change in statutes, regulations or regulatory policies applicable to the Corporation or any of its subsidiaries could have a material effect on the business of the Corporation.

Available Information

The Corporation's SEC filings are filed electronically and are available to the public over the Internet at the SEC's website at http://www.sec.gov. The Corporation's SEC filings also are available through our website at http://www.cffc.com under "Investor Relations/Financial Documents/SEC Filings" as of the day they are filed with the SEC. Copies of documents also can be obtained free of charge by writing to the Corporation's secretary at 3600 La Grange Parkway, Toano, VA 23168 or by calling 804-843-2360.

ITEM 1A.   RISK FACTORS

Investments in the Company's securities involve risks. In addition to the other information set forth in this Annual Report on Form 10-K, including the information addressed under "Cautionary Statement Regarding Forward-Looking Statements," investors in the Company's securities should carefully consider the risk factors discussed below. The following discussion highlights the risks that we believe are material to the Company, but the following discussion does not necessarily include all risks that we may face, and an investor in the Company's securities should not interpret the disclosure of a risk in the following discussion to state or imply that the risk has not already materialized. These factors could materially and adversely affect the Company's business, financial condition, liquidity, results of operations, and capital position, and could cause the Company's actual results to differ materially from its historical results or the results contemplated by the forward-looking statements contained in this Annual Report on Form 10-K, in which case the trading price of the Company's common stock could decline.

<u>Risk Factors Related to our Lending Activities and Economic Conditions</u>

Our business is subject to various lending and other economic risks that could adversely affect our results of operations and financial condition.

Deterioration in economic conditions could adversely affect our business. Our business is directly affected by general economic and market conditions; broad trends in industry and finance; legislative and regulatory changes; changes in governmental monetary and fiscal policies, including trade policies and tariffs; and inflation, all of which are beyond our control. Prolonged periods of inflation may impact our profitability by negatively impacting our fixed costs and expenses, including increasing funding costs and expenses related to talent acquisition and retention, and negatively impacting the demand for our products and services. Additionally, inflation may lead to a decrease in consumer and client's purchasing power and an increase in default rates on our loans. Any deterioration in economic conditions, in particular a prolonged economic slowdown within our geographic region or a broader disruption in the economy, possibly as a result of a pandemic or other widespread public health emergency, acts of terrorism or outbreak of domestic or international hostilities (including the ongoing military conflicts between Russia and Ukraine and in the Middle East), could result in the following consequences, any of which could hurt our business materially: an increase in loan delinquencies; an increase in problem assets and foreclosures; a decline in demand for our products and services; a deterioration in the value of collateral for loans made by our various business segments; and changes in the fair value of financial instruments held by the Corporation or its subsidiaries.

Our earnings are significantly affected by the fiscal and monetary policies of the federal government and its agencies.

The policies of the Federal Reserve affect us significantly. The Federal Reserve regulates the supply of money and credit in the U.S. Its policies directly and indirectly influence the rate of interest earned on loans and paid on borrowings and interest-bearing deposits and can also affect the value of financial instruments we hold. Those policies determine to a significant extent our cost of funds for lending and investing. Changes in those policies are beyond our control and are difficult to predict. Federal Reserve policies can also affect our borrowers, potentially increasing the risk that they may fail to repay their loans. For example, a tightening of the money supply by the Federal Reserve could reduce the demand for a borrower's products and services. This could adversely affect the borrower's earnings and ability to repay a loan, which could have an adverse effect on our financial condition and results of operations. Alternatively, an expansion of the money supply could make it easier for a borrower to obtain a loan from another financial institution at a lower interest rate, resulting in a payoff of that borrower's higher rate loan with us, and which could have an adverse effect on our financial condition and results of operations.

Adverse changes in economic conditions in our market areas or adverse conditions in an industry on which a local market in which we do business is dependent could adversely affect our results of operations and financial condition.

We provide full-service banking and other financial services throughout eastern and central Virginia, mortgage banking in Virginia and the surrounding states, and consumer finance activities primarily throughout the Mid-Atlantic, Midwest and Southern United States. Our lending and deposit activities are directly affected by, and our financial success depends on, economic conditions within these markets, as well as conditions in the industries on which those markets are economically dependent. A deterioration in local economic conditions or in the condition of an industry on which a local market depends, such as the U.S. military and related defense contractors and industries, could adversely affect such factors as unemployment rates, business formations and expansions and housing market conditions. Adverse developments in any of these factors could result in among other things, a decline in loan demand, a reduction in the number of credit-worthy borrowers seeking loans, an increase in delinquencies, defaults and foreclosures, an increase in classified and nonaccrual loans, a decrease in the value of loan collateral, and a decline in the financial condition of borrowers and guarantors, any of which could adversely affect our financial condition or business.

The level of the Corporation's allowance for credit losses is particularly sensitive to changes in the actual and forecasted national unemployment rate and changes in current conditions or reasonably expected future conditions affecting the collectability of loans. The allowance for credit losses is inherently subjective because it requires estimates that are susceptible to significant revision as more information becomes available. In evaluating the level of the allowance for credit losses, we consider a range of possible assumptions and outcomes, however, current economic conditions and forecasts can change and future events are inherently difficult to predict. The anticipated amount of estimated credit losses on loans, and therefore the appropriateness of the allowance for credit losses and related provision for credit losses charged against earnings, could change significantly and adversely affect our financial condition and results of operations.

The Corporation also invests in the debt securities of corporate issuers, primarily financial institutions, that the Corporation views as having a strong financial position and earnings potential. However, a deterioration in economic or other conditions in the localities in which these institutions do business in could adversely affect their financial condition and results of operations, and therefore adversely affect the value of our investments. Additionally, the majority of the debt securities in which we have invested remained in an unrealized loss position as of December 31, 2024, due primarily to increases in interest rates after we purchased those debt securities. If the Corporation is forced to sell debt securities in an unrealized loss position for liquidity or other needs or it determines that there is credit loss with respect to any of the Corporation's debt securities, the Corporation may be forced to recognize those losses or an impairment charge in net income.

Weakness in the secondary residential mortgage loan markets or demand for mortgage loans may adversely affect income from C&F Mortgage.

Our mortgage banking segment has historically provided a significant portion of our noninterest income by generating gains on sales of mortgage loans that we originate. Interest rates, housing inventory, housing demand, inflation, cash buyers, new mortgage lending regulations and other market conditions, such as the number of third-party investors and their demand to purchase mortgage loans, have a direct effect on loan originations across the industry. In particular, in the current higher interest rate environment (when compared to 2020 to 2022), our originations of mortgage loans decreased, resulting in fewer loans available to be sold to investors, which has resulted in a decrease in noninterest income that may continue into future periods, and which may occur during other periods of rising interest rates. In addition, our results of operations are affected by the amount of noninterest expenses (including for personnel and systems infrastructure) associated with mortgage banking activities. During periods of reduced loan demand, our results of operations may be adversely affected if we are unable to reduce expenses commensurate with the decline in mortgage loan origination activity.

If our allowance for credit losses becomes inadequate, our results of operations may be adversely affected.

Making loans is an essential element of our business. The risk of nonpayment is affected by a number of factors, including but not limited to: the duration of the credit; credit risks of a particular customer; inflation; changes in economic and industry conditions; and, in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral. Although we seek to mitigate risks inherent in lending by adhering to specific underwriting practices, our loans may not be repaid. We attempt to maintain an appropriate allowance for credit losses to provide for losses in our loan portfolio. Because any estimate of credit losses is necessarily subjective and the accuracy of any estimate depends on the outcome of future events that are not within our control, we face the risk that charge-offs in future periods will exceed our allowance for credit losses and that additional provision for credit losses will be required, which would have an adverse effect on the Corporation's net income. Although we believe our allowance for credit losses is adequate to absorb losses that are inherent in our loan portfolio, we cannot predict the timing or severity of such losses nor give any assurance that our allowance will be adequate in the future.

Our banking regulators, as an integral part of their examination process, periodically review the allowance for credit losses and may require us to increase our allowance by recognizing additional provision for credit losses charged to expense, or to decrease the allowance by recognizing loan charge-offs. Any such required additional provisions for credit losses or charge-offs could have a material adverse effect on our financial condition and results of operations.

On January 1, 2023, we adopted Accounting Standards Codification (ASC) Topic 326, "Financial Instruments—Credit Losses" (ASC 326), which replaced the accounting principles for the recognition of loan losses based on losses that have been incurred with a requirement to record an allowance for credit losses that represents expected credit losses over the lifetime of all loans in the Corporation's portfolio. Under ASC 326, the Corporation's estimate of expected credit losses is based on reasonable and supportable forecasts of future economic conditions and loan performance. While the adoption of ASC 326 does not affect ultimate loan performance or cash flows of the Corporation from making loans, recognizing an allowance based on expected credit losses may create volatility in the level of our allowance for credit losses and our results of operations, including based on volatility in economic forecasts and our expectations of loan performance in future periods, as actual results may differ materially from our estimates. If we are required to materially increase our level of allowance for credit losses for any reason, such increase could adversely affect our business, financial condition, and results of operations.

An increase in mortgage loan defaults or prepayments may result in losses related to loans sold by C&F Mortgage.

Deterioration in economic conditions may cause borrowers to default on their mortgages, which may result in losses to investors who purchased residential mortgage loans originated by C&F Mortgage and sold in the secondary market, especially if accompanied by declines in the value of residential real estate securing those loans. This may result in potential repurchase or indemnification obligations for C&F Mortgage. Such obligations may arise in the event of claims by investors of borrower misrepresentation, fraud, early-payment default, or underwriting error, as investors attempt to minimize their losses. We cannot be assured that a prolonged period of payment defaults and foreclosures will not result in an increase in requests for repurchases or indemnifications. Alternatively, during periods of low or falling interest rates, our customers may find opportunities to refinance shortly after obtaining a mortgage loan from C&F Mortgage, which may result in unexpected prepayments on loans that have been sold into the secondary market. This may result in obligations of C&F Mortgage to return a portion of the sales proceeds from such loans to investors pursuant to the terms of the sale. Moreover, prolonged periods of inflation may also lead to increased loan defaults and losses, which may result in losses incurred by secondary market investors for which C&F Mortgage may have an indemnification or repurchase obligation. We attempt to maintain an appropriate reserve for indemnification losses and for prepayment obligations. Although we believe our reserves for indemnification losses and prepayment obligations are adequate, these estimates are inherently subjective and actual indemnification losses and prepayment obligations will depend on future events that are often not within our control. Therefore, we can give no assurance that established reserves will be adequate. Additional provision for indemnification losses or additional obligations arising from prepayments would have an adverse effect on the Corporation's net income.

Our level of credit risk is higher due to the concentration of our loan portfolio in commercial real estate loans and in consumer finance automobile loans.

At December 31, 2024, 55 percent of our loan portfolio consisted of commercial real estate loans, which includes loans secured by apartment complexes, retail properties, and office and warehouse properties. These loans generally carry larger loan balances and involve a greater degree of financial and credit risk than home equity and residential loans. The increased financial and credit risk associated with these types of loans is a result of several factors, including the concentration of principal in a limited number of loans and to borrowers in similar lines of business, the size of loan balances, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. The repayment of these loans may be dependent upon the profitability and cash flows of the business or project and therefore, events beyond our control, such as a downturn in the local economy, could adversely affect the performance of the commercial real estate loan portfolio. In addition, banking regulators examine commercial real estate lending activity with heightened scrutiny due to these reasons and may require banks with higher levels of commercial real estate loans to implement more stringent underwriting, internal controls, risk management policies, and portfolio stress testing. Banking regulators may also require us to maintain higher levels of capital due to our commercial real estate lending activity than we would otherwise be expected to maintain, which could adversely affect our business, financial condition, and results of operations.

At December 31, 2024, 21 percent of our loan portfolio consisted of consumer finance automobile loans, which includes loans to customers who have limited access to traditional automobile financing due to increased credit risk. During periods of high inflation, economic slowdown or recession, delinquencies, defaults, repossessions and losses may increase in this portfolio. Significant increases in the inventory of used automobiles during periods of economic recession may also depress the prices at which we may sell repossessed vehicles or delay the timing of these sales. The number of delinquent loans, fluctuations in wholesale values of used automobiles and the availability of repossession agencies may impact the amount of net charge-offs experienced within the consumer finance automobile portfolio. Because our borrowers have increased credit risk, the actual rates of delinquencies, defaults, repossessions and losses on these loans are higher than those experienced in the general automobile finance industry and could be dramatically affected by a general economic downturn. In addition, our servicing costs may increase without a corresponding increase in our finance charge income. While we manage the higher risk inherent in loans made to these borrowers through our underwriting criteria for installment sales contracts we purchase and collection methods, we cannot guarantee that these criteria or methods will ultimately provide adequate protection against these risks.

Risk Factors Related to our Industry and Financial Markets

Our business, financial condition, and results of operations could be adversely affected by developments impacting the financial services industry, such as bank failures or concerns involving liquidity.

Events in the financial services industry, including bank closures, can cause general uncertainty and concern regarding the adequacy of liquidity of the financial services industry generally. While we rely on different sources of funding to meet potential liquidity needs, our business strategies are largely based on access to funding from customer deposits and supplemental funding provided by wholesale or other secondary liquidity sources. Deposit levels may be affected by various industry factors, including interest rates paid by competitors, general interest rate levels, returns available to customers on alternative investments, conditions in the financial services industry specifically and general economic conditions that impact the amount of liquidity in the economy and savings levels, and also by factors that impact customers' perception of our financial condition and capital and liquidity levels. Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry, or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar events, have in the past and may in the future lead to erosion of customer confidence in the banking system, deposit volatility, liquidity issues, stock price volatility, increased regulatory scrutiny, and other adverse developments. The bank closures in the first half of 2023 led to such disruption and volatility in the financial services industry generally, including deposit outflows and increasing liquidity needs at many regional banks, which led banking regulators to take extraordinary actions to insure otherwise uninsured deposit accounts at the closed banks and to permit such banks' depositors to promptly access all funds on deposit. The response to bank closures by the U.S. Government, including the U.S. Department of the Treasury, the FDIC, and the Federal Reserve, cannot be predicted and the policies and regulations implemented in response to past bank closures cannot be expected to be extended or repeated in response to a future bank closure. The Corporation cannot predict to what extent any such steps taken by the banking regulators will be effective in calming the financial markets and financial services industry generally, preventing further bank closures, or reducing the risk of deposit outflows, and particularly sudden deposit outflows, from banks. As a result of this uncertainty, we face the potential for deposit outflows, increased borrowing and funding costs, and increased competition for liquidity, any of which could have a material adverse impact on our financial performance or financial condition.

We are subject to interest rate risk and fluctuations in interest rates may negatively affect our financial performance.

Our profitability depends in substantial part on our net interest margin, which is the difference between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits and borrowings divided by total interest-earning assets. Changes in interest rates will affect our net interest margin in diverse ways, including the pricing of loans and deposits, the levels of prepayments and asset quality. We are unable to predict actual fluctuations of market interest rates because many factors influencing interest rates, including changes in economic conditions, are beyond our control. We believe that our current interest rate exposure is manageable and does not indicate any significant exposure to interest rate changes. To combat rising inflation, beginning in March 2022, the Federal Reserve began raising its benchmark federal funds interest rate at the fastest pace in over 40 years, increasing 425 basis points during 2022 and an additional 100 basis points in 2023. Although the Federal Reserve lowered the target range by 50 basis points in September 2024 and 25 basis points in both November and December 2024, the inflationary outlook in the U.S. remains uncertain and the Corporation cannot predict the timing or magnitude of future Federal Reserve monetary policy actions. If market rates rise, or remain elevated for an extended period of time, we may experience more competitive pressures to increase the rates we pay on deposits, which may result in a decrease in our net interest income, a change in the mix of noninterest and interest-bearing accounts, reduced demand for loans or increases in the rate of default on existing loans. Conversely, if market interest rates continue to decline, or if the Federal Reserve lowers the target federal funds rate further, such lower rates could limit our interest rate spread and cause yields on loans and investments to fall, which may not be fully offset by lower rates paid on deposits and adversely affect our business forecasts. Additionally, the Corporation could experience further net interest margin compression if it is unable to maintain its current level of loans outstanding by continuing to originate new loans or if it experiences a decrease in deposit balances, which would require the Corporation to seek funding from other sources at relatively higher rates of interest. It is possible that significant or unexpected changes in interest rates may take place in the future, and we cannot always accurately predict the nature or magnitude of such changes or how such changes may affect our business or results of operations.

The Corporation's investment portfolio consists of fixed income debt securities, classified as available for sale, whose market values fluctuate with changes in interest rates. Available for sale debt securities are carried at estimated fair value with the corresponding unrealized gains and losses recognized in other comprehensive income. Gains or losses are only recognized in net income upon the sale of the security. Additionally, under ASC 326 a loss is recognized for expected credit losses on available for sale debt securities or when the Corporation does not expect to recover its investment in a debt security, to the extent that the carrying amount of the security exceeds its market value. As a result of increases in market interest rates during 2022 and 2023, the market value of the Corporation's investment portfolio declined significantly during those periods. While the Corporation does not intend to sell any of its securities, the portfolio serves as a source of liquidity and consists of securities available for sale, which may be sold in response to changes in market interest rates, changes in prepayment risk, increases in loan demand, general liquidity needs and other similar factors. If the Corporation is forced to sell any of its securities while in an unrealized loss position, the loss would be recognized in net income. Additionally, while the regulatory capital of the Corporation or the Bank is not expected to be impacted by unrealized losses on securities, tangible common equity, a non-GAAP financial measure, is reduced for unrealized losses on securities, and regulatory capital would be reduced for any losses recognized in net income.

We rely substantially on deposits obtained from customers in our target markets to provide liquidity and support growth.

Our business strategies are based on access to funding from local customer deposits. Deposit levels may be affected by a number of factors, including interest rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions that affect savings levels and the amount of liquidity in the economy, including government stimulus efforts in response to economic crises. If our deposit levels fall, we could lose a relatively low cost source of funding and our interest expense would likely increase as we obtain alternative funding to replace lost deposits. If local customer deposits are not sufficient to fund our normal operations and growth, or if we lose a significant portion of our local customer deposits or a significant deposit relationship, we will look to outside sources, such as borrowings from the FHLB, which is a secured funding source, and our liquidity and/or profitability could be adversely impacted. Our ability to access borrowings from the FHLB will be dependent upon whether and the extent to which we can provide collateral to secure FHLB borrowings. We may also look to federal funds purchased and brokered deposits, although the use of brokered deposits may be limited or discouraged by our banking regulators. We may also seek to raise funds through the issuance of shares of our common stock, or other equity or equity-related securities, or debt securities including subordinated notes as additional sources of liquidity. If we are unable to access funding sufficient to support our business operations and growth strategies or are unable to access such funding on attractive terms, we may not be able to implement our business strategies which may negatively affect our financial performance.

Consumers may increasingly decide not to use banks to complete their financial transactions, which could have a material adverse impact on our financial condition and operations.

Technology and other changes are allowing parties to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds, general-purpose reloadable prepaid cards, or in other types of assets, including crypto currencies or other digital assets. Consumers can also complete transactions such as paying bills or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the loss of deposits as a lower cost source of funds could have a material adverse effect on our financial condition and results of operations.

Competition from other financial institutions and financial intermediaries may adversely affect our profitability.

We face substantial competition in originating loans and in attracting deposits. Our competition in originating loans and attracting deposits comes principally from other banks, mortgage banking companies, consumer finance companies, savings associations, credit unions, brokerage firms, insurance companies and other institutional lenders and purchasers of loans, and includes firms that attract customers primarily through digital and online products which may offer greater convenience to customers than traditional banking products and services. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger clients. These institutions may be able to offer the same loan products and services that we offer at more competitive rates and prices. Moreover, technological innovation continues to contribute to greater competition in financial services markets as technological advances enable more companies to provide financial products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Increased competition could require us to increase the rates we pay on deposits or lower the rates we offer on loans, which could adversely affect our profitability.

Accounting for business combinations may expose us to intangible asset risk, which could affect our results of operations.

In connection with accounting for prior acquisitions, we recorded assets acquired and liabilities assumed at their fair value, which resulted in the recognition of certain intangible assets, including goodwill. Adverse conditions in our business climate, including a significant decline in future operating cash flows, changes in interest rates that may lead to net interest margin compression, changes in demand for loans or our ability to originate and hold loans, a sustained period of elevated loan losses, a significant decrease in valuations or stock prices of the Corporation or other bank holding companies, or a deviation from our expected growth rate and performance, may significantly affect the fair value of the Corporation's reporting units and may trigger impairment losses on intangible assets, which could be materially adverse to our results of operations.

Risk Factors Related to our Operations and Technology

Our risk management framework may not be effective in mitigating risk and loss.

We maintain an enterprise risk management program that is designed to identify, quantify, monitor, report and control the risks we face. These risks include, but are not limited to, interest rate, credit, liquidity, operational, reputation, legal, compliance, economic and litigation risk. Although we assess our risk management program on an ongoing basis and make identified improvements to it, we can give no assurance that this approach and risk management framework (including related controls) will effectively mitigate the risks listed above or limit losses that we may incur. If our risk management program has flaws or gaps, or if our risk management controls do not function effectively, our results of operations, financial condition or business may be adversely affected.

We are subject to security and operational risks, including cybersecurity risks and cybersecurity attacks, relating to our use of technology that could damage our reputation and our business.

In the ordinary course of business, the Corporation collects and stores sensitive data, including proprietary business information and personally identifiable information of our customers and employees, in systems and on networks, including those hosted by third-party vendors. The secure processing, maintenance and use of this information is critical to operations and the Corporation's business strategy. The Corporation has invested in information security technologies and continually reviews processes and practices that are designed to protect its networks, computers and data from damage or unauthorized access, including periodically those employed by third-party vendors that host the Corporation's data and applications. Despite these security measures, the Corporation's computer systems and infrastructure may be vulnerable to attacks by hackers or may be breached due to employee error, malfeasance or other disruptions. Security breaches, including cybersecurity incidents, identity theft and hacking events, have been experienced by several of the world's largest financial institutions that utilize sophisticated security tools to prevent such breaches, incidents and events. Any security breach that we experience could result in legal claims, regulatory penalties, disruption in operation, remediation expenses, costs associated with customer notification and credit monitoring services, increased insurance premiums, loss of customers and business partners and damage to the Corporation's reputation. We rely on customary security systems and procedures to provide the security and authentication necessary to effect secure collection, transmission and storage of sensitive data. These systems and procedures include but are not limited to (i) regular penetration testing of our network, (ii) regular employee training programs on sound security practices and awareness of security threats, (iii) deployment of tools to monitor our network including intrusion prevention and detection systems, electronic mail spam filters, anti-virus, anti-malware, anti-ransomware, resource logging and patch management, (iv) multifactor authentication for customers using treasury management tools and employees who access our network from outside of our premises, and (v) enforcement of security policies and procedures for the additions and maintenance of user access and rights to resources. However, because the techniques used to obtain unauthorized access, or to disable or degrade systems change frequently and are often not recognized until launched against a target, even with all reasonable security efforts, the Corporation may be unable to anticipate these techniques or to implement adequate protective measures.

Certain key applications, including our core data processing are outsourced to third party providers. If our third party providers encounter difficulties or if we have difficulty in communicating with such third parties, it will significantly affect our ability to adequately process and account for customer transactions, which would significantly affect our business operations and reputation. Additionally, in recent years banking regulators have focused on the responsibilities of financial institutions to supervise vendors and other third-party service providers. We may have to dedicate significant resources to manage risks and regulatory burdens presented by our relationship with vendors and third-party service providers, including our data processing and cybersecurity service providers.

We rely on other companies to provide key components of our business infrastructure.

Third parties provide key components of our businesses' operations such as data processing, recording and monitoring transactions, online banking interfaces and services, internet connections, and network access. In addition, each of these third parties faces the risk of a cyber-attack, information breach or loss, or technology failure and there is no assurance that they have not or will not experience a system or network breach. While we have selected these third-party vendors carefully, we do not control their actions, and any failure to maintain performance, reliability and security of these systems could have a significant adverse effect on our financial condition or results of operations. Any problem caused by these third parties, such as poor performance of services, failure to provide services, disruptions in communication services provided by a vendor, a cyber-attack, information breach or loss, or failure to handle current or higher volumes could adversely affect the Corporation's ability to deliver products and services to its customers and otherwise conduct its business, and may harm its reputation. Financial or operational difficulties of a third-party vendor could also hurt the Corporation's operations if those difficulties affect the vendor's ability to serve the Corporation. Replacing these third-party vendors could also create significant delay and expense, and we cannot provide any assurance that we could negotiate terms with alternative service sources that are as favorable or could obtain similar services as found in our existing systems without expending substantial resources. Accordingly, use of such third parties creates an unavoidable inherent risk to our businesses' operations.

Our business is technology dependent, and an inability to successfully implement technological improvements may adversely affect our ability to be competitive and our results of operations and financial condition.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products, systems and services, which may require substantial initial investment to be implemented, including the cost of modifying or adapting existing products, systems and services. The Corporation invests in new technology to enhance customer service, and to increase efficiency and reduce operating costs. Our future success will depend in part upon our ability to create synergies in our operations through the use of technology and to facilitate the ability of customers to engage in financial transactions in a manner that enhances the customer experience. We cannot give any assurance that technological improvements will increase operational efficiency or that we will be able to effectively implement new technology-driven products, systems and services or be successful in marketing new products and services to our customers. A failure to maintain or enhance a competitive position with respect to technology, whether because of a failure to anticipate customer expectations, substantially fewer resources to invest in technological improvements than larger competitors, or because our technological developments fail to perform as desired or are not implemented in a timely manner, could result in higher operating costs, decreased customer satisfaction, and lower market share. An inability to effectively implement new technology and realize operational efficiencies could result in the loss of initial investments in such projects and higher operating costs. Either of these outcomes could have a material adverse impact on our financial condition and results of operations.

The development and use of Artificial Intelligence ("AI") presents risks and challenges that may adversely impact our business.

We or our third-party vendors, clients or counterparties may develop or incorporate AI technology in certain business processes, services, or products. The development and use of AI presents several potential risks and challenges to our business. The legal and regulatory environment relating to AI is uncertain and rapidly evolving in the U.S. and internationally, and includes regulatory schemes targeted specifically at AI as well as provisions in intellectual property, privacy, consumer protection, employment, and other laws applicable to the use of AI. These evolving laws and regulations could require changes in our implementation of AI technology and increase our compliance costs and the risk of non-compliance. AI models, particularly generative AI models, may produce output or take action that is incorrect, that reflects biases included in the data on which they are trained, that results in the release of private, confidential, or proprietary information, that infringes on the intellectual property rights of others, or that is otherwise harmful. In addition, the complexity of many AI models makes it difficult to understand why they are generating particular outputs. This limited transparency increases the challenges associated with assessing the proper operation of AI models, understanding and monitoring the capabilities of the AI models, reducing erroneous output, eliminating bias, and complying with regulations that require documentation or explanation of the basis on which decisions are made. Further, we may rely on AI models developed by third parties, and, to that extent, would be dependent in part on the manner in which those third parties develop and train their models, including risks arising from the inclusion of any unauthorized material in the training data for their models and the effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models, matters over which we may have limited visibility. Any of these risks could expose us to liability or adverse legal or regulatory consequences and harm our reputation and the public perception of our business or the effectiveness of our security measures.

Risks Related to the Regulation of the Corporation

Compliance with laws, regulations and supervisory guidance, both new and existing, may adversely affect our business, financial condition and results of operations.

We are subject to numerous laws, regulations and supervision from both federal and state agencies. Failure to comply with these laws and regulations could result in financial, structural and operational penalties, including receivership. In addition, establishing systems and processes to achieve compliance with these laws and regulations may increase our costs and/or limit our ability to pursue certain business opportunities.

Laws and regulations, and any interpretations and applications with respect thereto, generally are intended to benefit consumers, borrowers and depositors, but not stockholders. The legislative and regulatory environment is beyond our control, may change rapidly and unpredictably and may negatively influence our revenues, costs, earnings, and capital levels. Our success depends on our ability to maintain compliance with both existing and new laws and regulations. Further, the financial services industry has recently faced more aggressive enforcement of laws at federal, state and local levels, particularly in connection with practices that they deem to harm consumers or the financial system more generally.

Future legislation, regulation and government policy, particularly following changes in political leadership and policymakers in the federal government, could affect the banking industry as a whole, including the Corporation's business and results of operations, in ways that are difficult to predict. In addition, the Corporation's results of operations could be adversely affected by changes in the way in which existing statutes and regulations are interpreted or applied by courts and government agencies. See "Regulation and Supervision" included in Item 1. Business, of this Annual Report on Form 10-K for a more detailed description of the certain regulatory requirements applicable to the Corporation.

The financial services industry may be subject to new or changing legislation, regulation, and government policy, which could affect the banking industry and the broader economy.

At this time, it is difficult to predict the legislative and regulatory changes that will result from the combination of the new presidential administration and both Houses of Congress having majority memberships from the same political party. It appears that the new presidential administration will seek to implement a regulatory reform agenda that is significantly different than that of the previous administration, impacting the rulemaking, supervision, examination and enforcement priorities of the federal banking agencies. Furthermore, the change in presidential administration has, and is expected to continue to, result in certain changes in the leadership and senior staffs of the federal banking agencies. Such changes are likely to impact the rulemaking, supervision, examination and enforcement priorities and policies of the agencies. In addition, changes in key personnel at the agencies that regulate such banking organizations, including the federal banking agencies, may result in differing interpretations of existing rules and guidelines and potentially different enforcement priorities. The potential impact of any changes in agency personnel, policies, priorities, regulations and interpretations on the financial services sector, including us, cannot be predicted.

The new presidential administration and Congress also may cause broader economic changes due to changes in governing ideology and governing style, as well as changes to the size, scope and operations of the federal government. These changes could have varied effects on the economy that are difficult to predict. For example, changes in trade and fiscal policy could affect broader patterns of trade and economic growth. Additionally, comprehensive changes to the federal government could be materially adverse to the regional and local economies where we conduct business and to our customers, which, in turn, could be materially adverse to our business, financial condition and results of operations.

The CFPB may increase our regulatory compliance burden and could affect the consumer financial products and services that we offer.

The CFPB significantly influences consumer financial laws, regulation and policy through rulemaking related to enforcement of the Dodd-Frank Act's prohibitions against unfair, deceptive and abusive consumer finance products or practices, which are directly affecting the business operations of financial institutions offering consumer financial products or services, including the Corporation. This agency's broad rulemaking authority includes identifying practices or acts that are unfair, deceptive or abusive in connection with any consumer financial transaction, financial product or service. In particular, the CFPB's interpretation of the Dodd-Frank Act's prohibitions against unfair, deceptive and abusive consumer finance products or practices and the application of those prohibitions to so-called "junk fees" may ultimately affect products or services currently offered by the Corporation and its subsidiaries and may affect the amount of revenue that may be derived from these products and services in the future, especially revenue from overdraft products offered by the Bank. Although the CFPB has jurisdiction over banks with $10 billion or greater in assets, rules, regulations and policies issued by the CFPB may also apply to the Corporation or its subsidiaries by virtue of the adoption of such policies and practices by the Federal Reserve and the FDIC. Further, the CFPB may include its own examiners in regulatory examinations by the Corporation's primary regulators. The limitations and restrictions imposed by the CFPB may produce significant, material effects on our business, financial condition and results of operations.

Increased scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to environmental, social and governance (ESG) practices may impose additional costs on the Corporation or expose it to new or additional risks.

As a regulated financial institution and a publicly traded company, we may face increasing scrutiny from customers, regulators, investors, and other stakeholders related to ESG practices and disclosure. Investor advocacy groups, investment funds, and influential investors are increasingly focused on these practices, especially as they relate to climate risk, hiring practices, diversity, health and safety and human rights. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact the Corporation's reputation, ability to do business with certain partners, and stock price. Government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure. ESG-related costs, including with respect to compliance with any additional regulatory or disclosure requirements or expectations, could adversely impact our results of operations.

Risks Related to Owning the Corporation's Common Stock

The trading volume of our common stock may not provide adequate volume for investors, and future sales of our common stock by shareholders or the perception that those sales could occur may cause our common stock price to decline.

Although our common stock is listed for trading on NASDAQ Global Select Market, the trading volume in our common stock may be lower than that of other larger financial institutions. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of the common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the potential for lower relative trading volume in our common stock, significant sales of the common stock in the public market, or the perception that those sales may occur, could cause the trading price of our common stock to decline or to be lower than it otherwise might be in the absence of these sales or perceptions.

The Corporation's dividends may not be sustained.

Although the Corporation has historically paid cash dividends to holders of its common stock, holders of common stock are not entitled to receive dividends. Financial, regulatory or economic factors may cause the Corporation's Board of Directors to consider, among other actions, the suspension or reduction of dividends paid on the Corporation's common stock. Furthermore, the Corporation is a bank holding company that conducts substantially all of its operations through its subsidiaries, including the Bank. As a result, the Corporation relies on dividends from the Bank for substantially all of its revenues. There are various regulatory restrictions on the ability of the Bank to pay dividends or make other payments to the Corporation, and the Corporation's right to participate in a distribution of assets upon the Bank's liquidation or reorganization is subject to the prior claims of the Bank's creditors. If the Bank is unable to pay dividends to the Corporation, the Corporation may not be able to service its outstanding borrowings and other debt, pay its other obligations or pay a cash dividend to the holders of the Corporation's common stock, and the Corporation's business, financial condition and results of operations may be materially adversely affected.

Our common stock price may be volatile, which could result in losses to our investors.

Our common stock price has been volatile in the past, and several factors could cause the price to fluctuate in the future. These factors include, but are not limited to, actual or anticipated variations in earnings, changes in analysts' recommendations or projections with regard to our common stock or the markets and businesses in which we operate, operations and stock performance of other companies deemed to be our peers, and reports of trends and concerns and other issues related to the financial services industry. Fluctuations in our common stock price may be unrelated to our performance. General market declines or market volatility in the future, especially in the financial institutions sector, could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

Future issuances of our common stock could adversely affect the market price of our common stock and could be dilutive.

We may issue additional shares of common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, shares of our common stock. Issuances of a substantial number of shares of our common stock, or the expectation that such issuances might occur, including in connection with acquisitions, could materially adversely affect the market price of the shares of our common stock and could be dilutive to shareholders. Any decision we make to issue common stock in the future will depend on market conditions and other factors, and we cannot predict or estimate the amount, timing, or nature of possible future issuances of our common stock. Accordingly, our shareholders bear the risk that future issuances of our securities will reduce the market price of the common stock and dilute their stock holdings in the Corporation.

General Risk Factors

We rely heavily on our management team and the unexpected loss of key officers may adversely affect our operations.

We believe that our growth and future success will depend in large part on the skills of our executive officers. We also depend upon the experience of the officers of our subsidiaries and on their relationships with the communities they serve. The loss of the services of one or more of these officers could disrupt our operations and impair our ability to implement our business strategy, which could adversely affect our business, financial condition and results of operations.

The success of our business strategies depends on our ability to identify, recruit and retain individuals with experience and relationships in our primary markets.

The successful implementation of our business strategy will require us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. The market for qualified management personnel is competitive, which has contributed to salary and employee benefit costs that have risen and are expected to continue to rise, which may have an adverse effect on the Corporation's net income. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out our strategy is often lengthy, and we may not be able to effectively integrate these individuals into our operations. Our inability to identify, recruit and retain talented personnel to manage our operations effectively and in a timely manner could limit our growth or impair our ability to implement our business strategy effectively and efficiently, which could materially adversely affect our business.

The Corporation or any of its subsidiaries is a defendant from time to time in a variety of litigation and other actions.

The Corporation or any of its subsidiaries may be involved from time to time in a variety of litigation arising out of its business, and the Corporation operates in a legal and regulatory environment that exposes it to potential significant litigation risk. The Corporation's insurance may not cover all claims that may be asserted against it in legal or administrative actions or costs that it may incur defending such actions, and any claims asserted against it, regardless of merit or eventual outcome, may harm the Corporation's reputation. Should the ultimate judgments or settlements and/or costs incurred in any litigation exceed any applicable insurance coverage, they could have a material adverse effect on the Corporation's financial condition and results of operation for any period.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

The Corporation has no unresolved comments from the SEC staff.

ITEM 1C.   CYBERSECURITY

The Corporation considers cybersecurity a subset of information security, and as such, cybersecurity risks and controls are assessed in our information security risk assessment and managed in our Information Security Program (ISP). The ISP is developed and maintained utilizing the Federal Financial Institutions Examination Council (FFIEC) Information

Technology Examination Handbook and represents the standards, policies, procedures, and guidelines defining the Corporation's security requirements and related activities, which includes risk management and risk assessment practices. Management has designated the Information Security Officer (ISO), along with the Systems and Information Technology (IT) Steering Committee, with implementing and monitoring the ISP. The Corporation's IT department consists of the Chief Information Officer (CIO), who has over 40 years of experience in the IT field, including 15 with the Corporation, and other key personnel who have years of experience and various certifications related to assessing and managing cybersecurity risk. Additionally, the Corporation has established a comprehensive enterprise risk management program to monitor risks related to its operations, including cybersecurity risk, and the Corporation's Chief Risk Officer has primary responsibility for the enterprise risk management program. Management also engages the services of third parties to assist the ISO with their tasks. The Corporation believes that risk management is a component of overall governance and that IT risk management is a component of overall risk management.

The Corporation recognizes that our overall security culture contributes to the effectiveness of our ISP. The Corporation maintains an enterprise risk management program that identifies, prioritizes and provides a formal structure for the internal and external risks that impact the organization. The Board of Directors sets the tone and direction for the Corporation's use of IT and has identified the Audit Committee as having primary responsibility for oversight of the Corporation's risk exposures and risk assessments and policies, including risks related to cybersecurity. The Board of Directors and Audit Committee approve and periodically review and re-approve the ISP and other IT related policies. While the Board of Directors may delegate the design, implementation, and monitoring of certain IT activities to the CIO or designee, the full Board of Directors remains responsible for overseeing IT strategies and policies, including cybersecurity. To help carry out their responsibilities, Directors, management, and all employees are periodically trained to understand IT activities and risks, including cybersecurity risks. Management, via the Systems and IT Steering Committee and ISO, or combination, provides a status report to the Board of Directors at least annually, with more frequent communications as necessary. The report describes the overall status of the ISP and material matters related to the program, including security breaches, cybersecurity assessments, cybersecurity awareness training for employees and the Board of Directors and results of incident response testing.

The Corporation utilizes third-party threat analysis tools such as penetration testing and vulnerability scanning to assist in understanding and supporting the measurement of information security related risks. Additionally, the Corporation uses a third-party tool to help management identify current cybersecurity risks and control maturity levels, and to evaluate overall cybersecurity preparedness. The Corporation has also implemented a gap analysis and action plan designed to identify potential actions that would improve our overall cybersecurity posture, and periodically reevaluates both cybersecurity risks and controls to assure they are commensurate with our size and complexity and are keeping pace with the overall cybersecurity threat environment.

Management also obtains, analyzes, and responds to information from various sources on cybersecurity threats and vulnerabilities that may affect the Corporation, while incorporating available information on cybersecurity events into our ISP. Additionally, management develops, maintains, and updates a repository of cybersecurity threat and vulnerability information that may be used in conducting risk assessments, and ultimately provide updates to the Board of Directors on cybersecurity risk trends. The Corporation has not experienced any cybersecurity incidents in the past that have individually or in the aggregate had a materially adverse effect on our business, financial condition or results of operations.

Additionally, the Corporation conducts due diligence in the selection and on-going monitoring of third-party service providers. Management is responsible for ensuring that such third parties use suitable information security controls when providing services to us. As part of the oversight of third-party service providers, management will determine whether cybersecurity risks are identified, measured, mitigated, monitored, and reported by such third parties.

ITEM 2. PROPERTIES

The following describes the location and general character of the principal offices and other materially important physical properties of the Corporation.

The main office of C&F Bank is located in West Point, VA. The operations center of C&F Bank, which includes the offices of the community banking segment's loan, deposit and administrative functions, is located in Toano, Virginia. Additionally, the community banking segment operates 30 branch offices. The community banking segment also operates four regional commercial lending offices in Virginia, three of which are situated at bank branch locations. Of the 32 locations used as bank branches or commercial lending offices, 25 are owned by the community banking segment and seven are leased from nonaffiliates.

The mortgage banking segment's main administrative office and a loan production office are located in Midlothian, Virginia, in a building owned by C&F Bank that also houses a branch of C&F Bank. In addition, the mortgage banking segment has 16 loan production offices, of which four in Virginia are located in C&F Bank branches and 12 are leased from nonaffiliates, including 10 in Virginia, one in North Carolina, and one in West Virginia.

The consumer finance segment's headquarters and its loan and administrative functions and staff are located in Henrico, Virginia, in offices that are owned by C&F Finance.

All of the Corporation's properties are in good operating condition and are adequate for the Corporation's present and anticipated future needs.

ITEM 3. LEGAL PROCEEDINGS

The Corporation and its subsidiaries may be involved in certain litigation matters arising in the ordinary course of business. Although the ultimate outcome of these matters cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, we believe, based on current knowledge, that the resolution of any such matters arising in the ordinary course of business will not have a material adverse effect on the Corporation.

ITEM 4. MINE SAFETY DISCLOSURES

None.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Name (Age) Present Position	Business Experience During Past Five Years
Thomas F. Cherry (56) President and Chief Executive Officer	Chief Executive Officer of the Corporation and C&F Bank since 2019; President of the Corporation and C&F Bank since 2014; Director of the Corporation and C&F Bank since 2015; Secretary of the Corporation and C&F Bank from 2002 to 2018; Chief Financial Officer of the Corporation and C&F Bank from 2004 to 2016
Larry G. Dillon (72) Executive Chairman	Chairman of the Board of Directors of the Corporation and C&F Bank since 1989; Chief Executive Officer of the Corporation and C&F Bank from 1989 to 2018; President of the Corporation and C&F Bank from 1989 to 2014
Jason E. Long (45) Executive Vice President, Chief Financial Officer and Secretary	Executive Vice President and Chief Financial Officer of the Corporation and C&F Bank since 2020; Senior Vice President and Chief Financial Officer of the Corporation and C&F Bank from 2016 to 2020; Secretary of the Corporation and C&F Bank since 2019
Mark A. Fox (59) President and Chief Executive Officer, C&F Mortgage	President and Chief Executive Officer of C&F Mortgage beginning January 1, 2025; Executive Vice President, Chief Operating Officer of C&F Mortgage from 2005 to 2024, Chief Financial Officer of C&F Mortgage from 1995 to 2005
S. Dustin Crone (56) President and Chief Executive Officer, C&F Finance	Chief Executive Officer of C&F Finance since 2020; President of C&F Finance since 2010
John A. Seaman, III (67) Executive Vice President and Chief Credit Officer, C&F Bank	Executive Vice President and Chief Credit Officer of C&F Bank since 2011

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Corporation's common stock is listed for trading on the NASDAQ Global Select Market of the NASDAQ Stock Market under the symbol "CFFI." As of February 24, 2025, there were approximately 2,500 shareholders of our common stock. As of that date, the closing price of our common stock on the NASDAQ Global Select Stock Market was $76.29.

Payment of dividends is at the discretion of the Corporation's Board of Directors and is subject to various federal and state regulatory limitations. For further information regarding payment of dividends refer to Item 1. "Business," under the heading "Regulation and Supervision–Limits on Dividends." In making its decision on the payment of dividends on the Corporation's common stock, the Corporation's Board of Directors considers operating results, financial condition, capital adequacy, regulatory requirements, shareholder returns, and other factors.

Issuer Purchases of Equity Securities

The Corporation's Board of Directors authorized a program, effective January 1, 2024 through December 31, 2024, to repurchase up to $10.0 million of the Corporation's common stock (the 2024 Repurchase Program). As of December 31, 2024, the Corporation made aggregate common stock repurchases of 160,694 shares, or $7.9 million, under the 2024 Repurchase Program.

The Corporation's Board of Directors authorized a program, effective January 1, 2025 through December 31, 2025, to repurchase up to $5.0 million of the Corporation's common stock (the 2025 Repurchase Program). Repurchases under the 2025 Repurchase Program may be made through privately negotiated transactions or open market transactions, including pursuant to a trading plan in accordance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and shares repurchased will be returned to the status of authorized and unissued shares of common stock. The timing, number and purchase price of shares repurchased under repurchase programs, if any, will be determined by management in its discretion and will depend on a number of factors, including the market price of the shares, general market and economic conditions, applicable legal requirements and other conditions, and there is no assurance that the Corporation will purchase any shares under repurchase programs.

The following table summarizes repurchases of the Corporation's common stock that occurred during the three months ended December 31, 2024.

	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2024 - October 31, 2024.......	9,629	$ 60.86	9,600	$ 2,146,531
November 1, 2024 - November 30, 2024 ..	1,500	$ 62.89	1,500	$ 2,052,191
December 1, 2024 - December 31, 2024 ...	4,592	$ 71.95	—	$ —
Total................................	15,721	$ 64.29	11,100	

[1] During the three months ended December 31, 2024, 4,621 shares were withheld upon the vesting of restricted shares granted to employees of the Corporation and its subsidiaries in order to satisfy tax withholding obligations.

Five-Year Stock Performance

The following graph compares the yearly cumulative total shareholder return on the common stock of the Corporation with the yearly cumulative total shareholder return on stock included in (1) the NASDAQ Composite Index and (2) a group of peer commercial financial institutions identified by the Corporation for 2024 (the 2024 Peer Group) and for 2023 (the 2023 Peer Group). The graph assumes $100 invested on December 31, 2019 in the Corporation, the NASDAQ Composite Index and the Peer Group, and shows the total return on such an investment as of December 31, 2024, assuming reinvestment of dividends. There can be no assurance that the Corporation's stock performance in the future will continue with the same or similar trends depicted in the graph below.



Index	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
C&F Financial Corporation	100.00	70.12	99.74	117.17	141.41	152.50
NASDAQ Composite Index	100.00	144.92	177.06	119.45	172.77	223.87
2024 Peer Group	100.00	77.82	105.22	104.82	102.58	113.87
2023 Peer Group	100.00	77.91	103.83	104.87	103.95	114.02

The 2024 Peer Group consists of entities that meet the following criteria: (i) publicly-traded commercial financial institution headquartered in Virginia, Maryland, North Carolina, South Carolina, Tennessee, Pennsylvania, New Jersey, Ohio, Indiana, Georgia, Florida, and Alabama (excluding certain large metropolitan areas that are not similar to the economic markets served by the Corporation) and (ii) total assets as of December 31, 2023 of between $1.2 billion and $5.0 billion. The 2024 Peer Group consisted of 48 publicly-traded commercial financial institutions with a median asset size of $2.2 billion based on total assets as of December 31, 2023. Performance of the 2024 Peer Group is presented on a weighted basis according to each peer financial institution's market capitalization as of December 31, 2019.

The following financial institutions were included in the 2024 Peer Group:

ACNB Corporation	First Bank	Norwood Financial Corp.
AmeriServ Financial, Inc.	First Community Bankshares, Inc.	Ohio Valley Banc Corp.
Blue Ridge Bankshares, Inc.	First Community Corporation	Old Point Financial Corporation
Capital City Bank Group, Inc.	First National Corporation	Penns Woods Bancorp, Inc.
Carter Bankshares, Inc.	First Savings Financial Group, Inc.	Peoples Bancorp of North Carolina, Inc.
CB Financial Services, Inc.	First United Corporation	Peoples Financial Services Corp.
CF Bankshares Inc.	Franklin Financial Services Corporation	Primis Financial Corp.
Citizens & Northern Corp.	FVCBankcorp, Inc.	Princeton Bancorp, Inc.
Citizens Financial Services, Inc.	HomeTrust Bancshares, Inc.	Richmond Mutual Bancorporation, Inc.
Civista Bancshares, Inc.	John Marshall Bancorp, Inc.	River Financial Corporation
Colony Bankcorp, Inc.	LCNB Corp.	SB Financial Group, Inc.
Eagle Financial Services, Inc.	LINKBANCORP Inc.	Security Federal Corporation
ESSA Bancorp Inc.	MainStreet Bancshares, Inc.	SmartFinancial, Inc.
F & M Bank Corp.	MetroCity Bankshares, Inc.	Southern First Bancshares, Inc.
Farmers & Merchants Bancorp, Inc.	Middlefield Banc Corp.	Southern States Bancshares, Inc.
Fidelity D & D Bancorp, Inc.	National Bankshares, Inc.	Virginia National Bankshares Corporation

Previously, the Corporation reported a different group of peer companies. In 2024, the Corporation changed the composition of the peer group used to evaluate financial performance of the Corporation primarily to reflect consolidation within the banking industry. The 2023 Peer Group consisted of entities that met the following criteria: (i) publicly-traded commercial financial institution headquartered in Virginia, Maryland, North Carolina, West Virginia, South Carolina, Tennessee, Pennsylvania, New Jersey, Ohio, Indiana, Georgia, Florida and Alabama (excluding certain large metropolitan areas that are not similar to the economic markets served by the Corporation) and (ii) total assets as of December 31, 2022 of between $1.2 billion and $5.0 billion. The 2023 Peer Group consisted of 53 publicly-traded commercial financial institutions with a median asset size of $2.2 billion based on total assets as of December 31, 2022. Performance of the 2023 Peer Group is presented on a weighted basis according to each peer financial institution's market capitalization as of December 31, 2019.

The following financial institutions were included in the 2023 Peer Group:

ACNB Corporation	Fidelity D & D Bancorp, Inc.	Ohio Valley Banc Corp.
American National Bankshares Inc.	First Community Bankshares, Inc.	Old Point Financial Corporation
AmeriServ Financial, Inc.	First Community Corporation	Orrstown Financial Services, Inc.
Blue Ridge Bankshares, Inc.	First Financial Corporation	Penns Woods Bancorp, Inc.
Burke & Herbert Financial Services Corp.	First National Corporation	Peoples Bancorp of North Carolina, Inc.
Capital City Bank Group, Inc.	First Savings Financial Group, Inc.	Peoples Financial Services Corp.
CapStar Financial Holdings, Inc.	First United Corporation	Primis Financial Corp.
Carter Bankshares, Inc.	FNCB Bancorp, Inc.	Princeton Bancorp, Inc.
CB Financial Services, Inc.	Franklin Financial Services Corporation	Richmond Mutual Bancorporation, Inc.
CF Bankshares Inc.	FVCBankcorp, Inc.	River Financial Corporation
Citizens & Northern Corporation	HomeTrust Bancshares, Inc.	SB Financial Group, Inc.
Citizens Financial Services, Inc.	John Marshall Bancorp, Inc.	Security Federal Corporation
Civista Bancshares, Inc.	LCNB Corp.	SmartFinancial, Inc.
Codorus Valley Bancorp, Inc.	MainStreet Bancshares, Inc.	Southern First Bancshares, Inc.
Colony Bankcorp, Inc.	Mid Penn Bancorp, Inc.	Southern States Bancshares, Inc.
Eagle Financial Services, Inc.	Middlefield Banc Corp.	Summit Financial Group, Inc.
F & M Bank Corp.	National Bankshares, Inc.	Virginia National Bankshares Corporation
Farmers & Merchants Bancorp, Inc.	Norwood Financial Corp.	

ITEM 6.   RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion supplements and provides information about the major components of the results of operations, financial condition, liquidity and capital resources of the Corporation. This discussion and analysis should be read in conjunction with the accompanying consolidated financial statements. In addition to current and historical information, the following discussion and analysis contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future business, financial condition or results of operations. For a description of certain factors that may have a significant impact on our future business, financial condition or results of operations, see "Cautionary Statement Regarding Forward-Looking Statements" prior to Part I, Item 1. "Business."

OVERVIEW

Our primary financial goals are to maximize the Corporation's earnings and to deploy capital in profitable growth initiatives that will enhance long-term shareholder value. We track three primary financial performance measures in order to assess the level of success in achieving these goals: (1) return on average assets (ROA), (2) return on average equity (ROE), and (3) growth in earnings. In addition to these financial performance measures, we track the performance of the Corporation's three business segments: community banking, mortgage banking, and consumer finance. We balance these financial measures with acceptable levels of interest rate risk, while satisfying liquidity and capital requirements and monitoring asset quality. We also actively manage our capital through growth, dividends and share repurchases, while considering the need to maintain a strong capital position. The following table presents selected financial performance highlights for the periods indicated:

TABLE 1: Financial Performance Highlights

(Dollars in thousands, except for per share data)	Year Ended December 31,					
	2024		**2023**		**2022**	
Net Income (Loss):						
Community Banking	$	**20,284**	$	22,928	$	24,374
Mortgage Banking		**1,108**		465		1,210
Consumer Finance		**1,414**		2,879		6,831
Other		**(2,888)**		(2,526)		(3,046)
Consolidated net income	$	**19,918**	$	23,746	$	29,369
Adjusted net income[1]	$	**19,993**	$	23,746	$	26,990
Earnings per share - basic and diluted	$	**6.01**	$	6.92	$	8.29
Adjusted earnings per share - basic and diluted[1]	$	**6.03**	$	6.92	$	7.61
Return on average equity		**9.02 %**		11.68 %		14.84 %
Adjusted return on average equity[1]		**9.05 %**		11.68 %		13.64 %
Return on average assets		**0.80 %**		0.99 %		1.27 %
Adjusted return on average assets[1]		**0.80 %**		0.99 %		1.16 %
Return on average tangible common equity (ROTCE)[1]		**10.37 %**		13.58 %		17.31 %
Adjusted ROTCE[1]		**10.41 %**		13.58 %		15.92 %

1   Refer to "Use of Certain Non-GAAP Financial Measures," below, for information about these non-GAAP financial measures, including a reconciliation to the most directly comparable financial measures calculated in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

The Corporation uses adjusted net income, which is a non-GAAP measure of financial performance, to provide meaningful information about operating performance by excluding the effects of certain items that management does not expect to have an ongoing impact on consolidated net income. Adjusted net income for 2024 and 2022 excludes the effects of asset disposal activity related to branch consolidation, and a change in accounting policy election related to the fair value of certain equity investments, as applicable. No such effects impacted the Corporation's financial results for the year ended December 31, 2023. For further information regarding non-GAAP measures, including the impact of the above items on each year, refer to "Use of Certain Non-GAAP Financial Measures" and the accompanying disclosure below within this Item 7.

Consolidated net income and earnings per share were $19.9 million and $6.01, respectively, for the year ended December 31, 2024, compared to $23.7 million and $6.92, respectively, for the year ended December 31, 2023. Adjusted net income and adjusted earnings per share were $20.0 million and $6.03, respectively, for the year ended December 31, 2024, compared to $23.7 million and $6.92, respectively, for the year ended December 31, 2023. The decrease in consolidated net income for 2024 compared to 2023 was due primarily to lower net income at the community banking and consumer finance segments, partially offset by an increase in net income at the mortgage banking segment. The decrease in earnings per share for 2024 compared to 2023 was due primarily to lower net income, partially offset by fewer shares outstanding, primarily as a result of share repurchases pursuant to a common stock repurchase program authorized by the Board of Directors of the Corporation.

A discussion of the performance of our business segments is included under the heading "Business Segments" in the "Results of Operations" section of this discussion and analysis.

Key factors affecting comparisons for the years ended December 31, 2024 and 2023 are as follows.

- Community banking segment loans grew $180.0 million, or 14.1 percent;
- Consumer finance segment loans decreased $1.7 million, or less than one percent;
- Deposits increased $104.7 million, or 5.1 percent;
- Consolidated net interest margin was 4.12 percent, compared to 4.31 percent;
- Community banking segment provision for credit losses was $1.7 million, compared to $1.6 million;
- Consumer finance segment provision for credit losses was $11.6 million, compared to $6.7 million;
- Consumer finance segment net charge-offs were 2.62 percent, compared to 1.99 percent; and
- Mortgage banking segment loan originations increased $29.0 million, or 5.8 percent.

Discussion of consolidated net income and earnings per share for the year ended December 31, 2022 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Overview" in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 27, 2024, and is incorporated herein by reference.

Capital Management and Dividends

Total equity was $227.0 million at December 31, 2024, compared to $217.5 million at December 31, 2023. Under regulatory capital standards, the Corporation's tier 1 risk-based capital and total risk-based capital ratios at December 31, 2024 were 11.9 percent and 14.1 percent, respectively, compared to 12.6 percent and 14.8 percent, respectively, at December 31, 2023.

Total consolidated equity increased $9.5 million at December 31, 2024 compared to December 31, 2023, due primarily to net income, partially offset by share repurchases and dividends paid on the Corporation's common stock. The Corporation's securities available for sale are fixed income debt securities, and their unrealized loss position, a component of other comprehensive income, is a result of increased market interest rates since they were purchased. The Corporation expects to recover its investments in debt securities through scheduled payments of principal and interest. Unrealized losses are not expected to affect the earnings or regulatory capital of the Corporation or C&F Bank. The accumulated other comprehensive loss related to the Corporation's securities available for sale, net of deferred income taxes, decreased to $23.7 million at December 31, 2024, compared to $25.0 million at December 31, 2023 due primarily to fluctuations in debt security market interest rates and a decrease in the balance of securities available for sale as a result of maturities, calls and paydowns outpacing purchases.

The Corporation's Board of Directors continued its historical practice of paying dividends in 2024. For each of the years ended December 31, 2024 and 2023, the Corporation declared dividends of $1.76 per share. The Board of Directors of the Corporation continually reviews the amount of cash dividends per share and the resulting dividend payout ratio in light of changes in economic conditions, current and future capital levels and requirements and expected future earnings. In making its decision on the payment of dividends on the Corporation's common stock, the Corporation's Board of Directors considers operating results, financial condition, capital adequacy, regulatory requirements, shareholder returns, growth expectations and other factors.

In November 2022, the Board of Directors of the Corporation authorized a program, effective December 1, 2022 through December 31, 2023, to repurchase up to $10.0 million of the Corporation's common stock (the 2022 Repurchase Program). During the years ended December 31, 2023 and 2022, the Corporation repurchased 127,364 shares, or $7.1 million, and 7,963 shares, or $454,000, of its common stock under the 2022 Repurchase Program, respectively.

In December 2023, the Board of Directors authorized a program, effective January 1, 2024 through December 31, 2024, to repurchase up to $10.0 million of the Corporation's common stock (the 2024 Repurchase Program). During the year ended December 31, 2024, the Corporation repurchased 160,694 shares, or $7.9 million, of its common stock under the 2024 Repurchase Program.

In December 2024, the Board of Directors authorized a new program, effective January 1, 2025 through December 31, 2025, to repurchase up to $5.0 million of the Corporation's common stock (the 2025 Repurchase Program). Repurchases under the 2025 Repurchase Program may be made through privately negotiated transactions or open market transactions, including pursuant to a trading plan in accordance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and shares repurchased will be returned to the status of authorized and unissued shares of common stock.

At December 31, 2024, the book value per share of the Corporation's common stock was $70.00, and tangible book value per share, a non-GAAP measure, was $61.86, compared to $64.28 and $56.40 respectively, at December 31, 2023. Refer to "Use of Certain Non-GAAP Financial Measures," below, for information about non-GAAP financial measures, including a reconciliation to the most directly comparable financial measures calculated in accordance with GAAP.

2025 Outlook

Economic and regulatory uncertainties will continue in 2025 and interest rate movements remain highly uncertain, with forecasts from industry experts and the Federal Reserve varying. We are preparing for multiple scenarios and the possible impacts of each on all our lines of business. This includes remaining focused on maintaining our strong balance sheet, managing margins, maintaining strong liquidity and capital positions, and pursuing disciplined growth all through the following areas:

- Marketing and brand recognition: We've begun a new three-year strategic marketing plan, developed in partnership with an industry-leading marketing firm, to increase our visibility in metro markets including Richmond, Williamsburg, Fredericksburg, and Charlottesville.

- Cross-company collaboration: Building and strengthening customer relationships through enhanced cross-selling efforts and leveraging the professional expertise of loyal and long-term teammates across our subsidiaries has been and will remain a strategic initiative.

- People: Recruiting, retaining, and growing a committed workforce remains a top priority. Continuing to enhance career development programs, offering highly competitive benefits, and fostering a culture of inclusion and engagement are all crucial to our goal of being a perpetual employer of choice.

- Efficiency and technology: Investments are being made in technology, such as upgraded lending systems and AI-powered tools, to enhance our customers' experiences and our operational efficiency. We will continue to invest in systems that deliver more convenient and secure experiences for our customers.

- Risk management: Maintaining strong credit discipline, proactively combatting all types of fraud, and mitigating cybersecurity risks are integral to our strategy. Keys to success include continued investment in state-of-the-art systems as well as ongoing fraud and cybersecurity awareness measures for both our teammates and customers.

We believe the Corporation's diversified business model, including community banking, mortgage banking, and consumer finance, provides a strong foundation in times of volatility. Additional factors that could influence our financial performance in 2025 in our business segments include:

- Community Banking: C&F Bank delivered solid loan and deposit growth in 2024 with loans outstanding increasing by 14.1% and customer deposits increasing by 5.1%. Loan and deposit growth will remain a priority in 2025. We also made several successful targeted adjustments to our retail branch footprint in 2024 to drive growth. We relocated our Brandermill office in Chesterfield County to a superior, more visible location on Hull Street and opened a new branch in Colonial Heights. These locations are already delivering good results, and we expect that to accelerate in 2025. In addition, we successfully closed our Hampton branch with minimal loss of customer deposits, reflecting our commitment and ability to make our retail network more efficient. Increasing efficiency throughout this segment will be a focus in 2025. C&F Wealth Management (included in the results of the community banking segment) will transition to a team-based structure to further enhance customer relationships and operational efficiency.

- Mortgage Banking: We will continue to face headwinds from higher mortgage interest rates and low inventory of homes for sale. C&F Mortgage will seek to improve profitability by improving operating efficiencies, increasing loan production by focusing on retention and recruitment of loan officers, and growing revenues at Lender Solutions, a division that provides certain mortgage loan origination functions as a service to other financial institutions.

- Consumer Finance: Higher charge-offs, as asset quality returned to pre-pandemic levels, and volatile interest rates weighed on profitability at C&F Finance in 2024 and will continue in 2025. We will continue to closely monitor economic and industry conditions, especially the volume of car sales and the values of used car sales and their impact on growth and charge-offs. Continued focus on additional efficiencies and leveraging investments in technology, combined with aggressive business development strategies, will be key to increasing profitability in 2025.

In addition, the recent change in U.S. presidential administration may lead to potentially significant changes to the existence, priorities, scope, practices and/or staffing levels of various regulatory agencies, which may have significant effects on our business and economic and market conditions generally. We will be closely monitoring these potential changes and cannot predict their ultimate timing or scope. For more information, see Part I, Item 1. "Business" under the heading "Regulation and Supervision" and Part I, Item 1A. "Risk Factors."

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires us to make estimates and assumptions. Those accounting policies with the greatest uncertainty and that require management's most difficult, subjective or complex judgments affecting the application of these policies, and the greatest likelihood that materially different amounts would be reported under different conditions, or using different assumptions, are described below.

Allowance for Credit Losses: We establish the allowance for credit losses through charges to earnings in the form of a provision for credit losses. Loan losses are charged against the allowance for credit losses for the difference between the carrying value of the loan and the estimated net realizable value or fair value of the collateral, if collateral dependent, when management believes that the collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance. The allowance represents management's current estimate of expected credit losses over the contractual term of loans held for investment, and is recorded at an amount that, in management's judgment, reduces the recorded investment in loans to the net amount expected to be collected. Management's judgment in determining the level of the allowance is based on evaluations of historical loan losses, current conditions and reasonable and supportable forecasts relevant to the collectability of loans. The measurement of the allowance for credit losses on commercial and consumer loans is based in part on forecasts of the national unemployment rate, which we believe to be indicative of risk factors related to the collectability of commercial and consumer loans. In addition, management's estimate of expected credit losses is based on the remaining life of loans held for investment, and changes in expected prepayment behavior may result in changes in the remaining life of loans and expected credit losses. Management also assesses the risk of credit losses arising from changes in general market, economic and business conditions; the nature and volume of the loan portfolio; the volume and severity of delinquencies and adversely classified loan balances and the value of underlying collateral in determining the recorded balance of the allowance for credit losses. This evaluation is inherently subjective because it requires estimates that are susceptible to significant revision as more information becomes available. In evaluating the level of the allowance, we consider a range of possible assumptions and outcomes related to the various factors identified above. The level of the allowance is particularly sensitive to changes in the actual and forecasted national unemployment rate and changes in current conditions or reasonably expected future conditions affecting the collectability of loans.

For further information concerning the Corporation's adoption of ASC 326, effective January 1, 2023, refer to Item 8. "Financial Statements and Supplementary Data" under the heading "Note 2: Adoption of New Accounting Standards."

Goodwill: The Corporation's goodwill was recognized in connection with past business combinations and is reported at the community banking segment and the consumer finance segment. The Corporation reviews the carrying value of goodwill at least annually or more frequently if certain impairment indicators exist. In testing goodwill for impairment, the Corporation may first consider qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, we conclude that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then no further testing is required and the goodwill of the reporting unit is not impaired. If the Corporation elects to bypass the qualitative assessment or if we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the fair value of the reporting unit is compared with its carrying value to determine whether an impairment exists. In the last evaluation of goodwill at the community banking segment and the consumer finance segment, which was the annual evaluation in the fourth quarter of 2024, the Corporation concluded that no impairment existed based on an assessment of qualitative factors.

For further information concerning accounting policies, refer to Item 8. "Financial Statements and Supplementary Data" under the heading "Note 1: Summary of Significant Accounting Policies."

RESULTS OF OPERATIONS

NET INTEREST INCOME

The following table shows the average balance sheets, the amounts of interest earned on earning assets, with related yields, and interest expense on interest-bearing liabilities, with related rates, for each of the years ended December 31, 2024, 2023 and 2022. Interest on tax-exempt loans and securities is presented on a taxable-equivalent basis (which converts the income on loans and investments for which no income taxes are paid to the equivalent yield as if income taxes were paid) using the federal corporate income tax rate of 21 percent that was applicable for all periods presented. Average balances of securities available for sale are included at amortized cost. Loans include loans held for sale. Loans placed on a nonaccrual status are included in the balances and are included in the computation of yields, but had no material effect.

Accretion and amortization of fair value purchase adjustments related to business combinations are included in the computation of yields on loans and investments and on the costs of deposits and borrowings. The accretion contributed approximately 4 basis points and 3 basis points to the yields on community banking segment loans and total loans, respectively, and 3 basis points to both the yield on interest earning assets and net interest margin for the year ended December 31, 2024, compared to approximately 8 basis points and 6 basis points to the yields on community banking segment loans and total loans, respectively, and 4 basis points to both the yield on interest earning assets and net interest margin for the year ended December 31, 2023, and approximately 15 basis points and 10 basis points to the yields on community banking segment loans and total loans, respectively, and 7 basis points to both the yield on interest earning assets and net interest margin for the year ended December 31, 2022.

TABLE 2: Average Balances, Income and Expense, Yields and Rates

(Dollars in thousands)	2024 Average Balance	2024 Income/ Expense	2024 Yield/ Rate	2023 Average Balance	2023 Income/ Expense	2023 Yield/ Rate	2022 Average Balance	2022 Income/ Expense	2022 Yield/ Rate
Assets									
Securities:									
Taxable	$ 335,647	$ 7,563	2.25 %	$ 428,895	$ 9,110	2.12 %	$ 415,669	$ 7,620	1.83 %
Tax-exempt	119,978	4,516	3.76	108,006	3,600	3.33	77,052	2,054	2.67
Total securities	455,625	12,079	2.65	536,901	12,710	2.37	492,721	9,674	1.96
Loans:									
Community banking segment	1,378,131	75,707	5.49	1,214,143	62,188	5.12	1,076,948	46,510	4.32
Mortgage banking segment	30,737	1,897	6.17	25,598	1,695	6.62	46,185	2,036	4.41
Consumer finance segment	476,775	49,684	10.42	473,885	47,263	9.97	431,470	42,441	9.84
Total loans	1,885,643	127,288	6.75	1,713,626	111,146	6.49	1,554,603	90,987	5.85
Interest-bearing deposits in other banks	37,238	1,374	3.69	35,351	1,245	3.52	153,398	1,278	0.83
Total earning assets	2,378,506	140,741	5.92	2,285,878	125,101	5.47	2,200,722	101,939	4.63
Allowance for credit losses	(40,736)			(41,047)			(40,878)		
Total non-earning assets	156,726			148,666			159,839		
Total assets	$ 2,494,496			$ 2,393,497			$ 2,319,683		
Liabilities and Equity									
Interest-bearing deposits:									
Interest-bearing demand deposits	$ 327,700	$ 2,170	0.66 %	$ 354,643	$ 2,134	0.60 %	$ 350,996	$ 1,063	0.30 %
Savings and money market deposit accounts	476,707	4,424	0.93	526,634	3,141	0.60	621,552	1,165	0.19
Certificates of deposit	767,721	31,465	4.10	541,252	15,112	2.79	392,579	2,996	0.76
Total interest-bearing deposits	1,572,128	38,059	2.42	1,422,529	20,387	1.43	1,365,127	5,224	0.38
Borrowings:									
Repurchase agreements	27,754	456	1.64	32,393	399	1.23	35,544	180	0.51
Other borrowings	91,713	4,304	4.69	116,908	5,644	4.83	55,701	2,486	4.46
Total borrowings	119,467	4,760	3.98	149,301	6,043	4.05	91,245	2,666	2.92
Total interest-bearing liabilities	1,691,595	42,819	2.53	1,571,830	26,430	1.68	1,456,372	7,890	0.54
Noninterest-bearing demand deposits	536,828			575,452			624,581		
Other liabilities	45,217			42,954			40,854		
Total liabilities	2,273,640			2,190,236			2,121,807		
Equity	220,856			203,261			197,876		
Total liabilities and equity	$ 2,494,496			$ 2,393,497			$ 2,319,683		
Net interest income		$ 97,922			$ 98,671			$ 94,049	
Interest rate spread			3.39 %			3.79 %			4.09 %
Interest expense to average earning assets			1.80 %			1.16 %			0.36 %
Net interest margin			4.12 %			4.31 %			4.27 %

Interest income and expense are affected by fluctuations in interest rates, by changes in the volume of earning assets and interest-bearing liabilities, and by the interaction of rate and volume factors. The following table shows the direct causes of the year-to-year changes in the components of net interest income on a taxable-equivalent basis. The Corporation calculates the rate and volume variances using a formula prescribed by the SEC. Rate/volume variances, the third element in the calculation, are not shown separately in the table, but are allocated to the rate and volume variances in proportion to the absolute dollar amounts of each.

TABLE 3: Rate-Volume Recap

(Dollars in thousands)	2024 from 2023 Increase (Decrease) Due to Rate	Volume	Total Increase (Decrease)	2023 from 2022 Increase (Decrease) Due to Rate	Volume	Total Increase (Decrease)
Interest income:						
Loans:						
Community banking segment	$ 4,712	$ 8,807	$ 13,519	$ 9,288	$ 6,390	$ 15,678
Mortgage banking segment	(121)	323	202	781	(1,122)	(341)
Consumer finance segment	2,133	288	2,421	571	4,251	4,822
Securities:						
Taxable	530	(2,077)	(1,547)	1,241	249	1,490
Tax-exempt	492	424	916	589	957	1,546
Interest-bearing deposits in other banks	61	68	129	1,557	(1,590)	(33)
Total interest income	7,807	7,833	15,640	14,027	9,135	23,162
Interest expense:						
Interest-bearing deposits:						
Interest-bearing demand deposits	204	(168)	36	1,060	11	1,071
Savings and money market deposit accounts	1,606	(323)	1,283	2,182	(206)	1,976
Certificates of deposit	8,647	7,706	16,353	10,611	1,505	12,116
Total interest-bearing deposits	10,457	7,215	17,672	13,853	1,310	15,163
Borrowings:						
Repurchase agreements	120	(63)	57	236	(17)	219
Other borrowings	(159)	(1,181)	(1,340)	222	2,936	3,158
Total interest expense	10,418	5,971	16,389	14,311	4,229	18,540
Change in net interest income	$ (2,611)	$ 1,862	$ (749)	$ (284)	$ 4,906	$ 4,622

Net interest income, on a taxable-equivalent basis, for 2024 decreased to $97.9 million, compared to $98.7 million for 2023, due primarily to a decrease in net interest margin, partially offset by higher average balances of earning assets. Average earning assets grew $92.6 million, or 4.1 percent, to $2.38 billion for 2024 compared to $2.29 billion for 2023, and net interest margin decreased 19 basis points to 4.12 percent in 2024 compared to 4.31 percent in 2023. Net interest margin decreased due primarily to an increase in costs of interest-bearing deposits and a shift to higher cost deposits, partially offset by an increase in yields and balances of earning assets and a change in the mix of securities and loans. The Federal Reserve Bank increased the target federal funds interest rate from an upper limit of 4.50 percent at December 31, 2022 to 5.50 percent by December 31, 2023, where it remained unchanged until September 2024, and decreased it to 4.50 percent by December 31, 2024. The yield on interest-earning assets and cost of interest-bearing liabilities increased by 45 basis points and 85 basis points, respectively, for 2024, compared to 2023.

Average loans, which includes both loans held for investment and loans held for sale, increased $172.0 million to $1.89 billion for 2024, compared to $1.71 billion for 2023. Average loans held for investment at the community banking segment increased $164.0 million, or 13.5 percent, to $1.38 billion for 2024, compared to $1.21 billion for 2023, due primarily to growth in the construction, commercial real estate and residential mortgage segments of the loan portfolio. Average loans held for investment at the consumer finance segment increased $2.9 million, or one percent, to $476.8 million for 2024, compared to $473.9 million for 2023, due primarily to higher average balances of marine and RV loans. Average loans at the mortgage banking segment, which consist primarily of loans held for sale, increased $5.1 million, or 20.1 percent, to $30.7 million for 2024, compared to $25.6 million for 2023, due primarily to higher mortgage loan production volume in 2024 compared to 2023.

The community banking segment average loan yield increased 37 basis points to 5.49 percent for 2024, compared to 5.12 percent for 2023, due primarily to the effects of the higher interest rate environment. The consumer finance segment average loan yield increased 45 basis points to 10.42 percent for 2024, compared to 9.97 percent for 2023, due primarily to the effects of the higher interest rate environment, partially offset by the effects of growth in loans to borrowers with stronger credit-worthiness at origination, which have lower yields. The mortgage banking segment average loan yield decreased 45 basis points to 6.17 percent for 2024, compared to 6.62 percent for 2023, due primarily to changes in the mix of mortgage loan products originated and fluctuations in market interest rates.

Average securities available for sale decreased $81.3 million to $455.6 million for 2024, compared to $536.9 million for 2023, due primarily to maturities, calls and paydowns outpacing purchases. The average yield on the securities portfolio on a taxable-equivalent basis increased 28 basis points to 2.65 percent for 2024, compared to 2.37 percent for 2023, due primarily to the higher interest rate environment and the maturity of lower-yielding securities.

Average interest-bearing deposits in other banks, consisting primarily of excess cash reserves maintained at the Federal Reserve Bank, increased $1.8 million to $37.2 million for 2024, compared to $35.4 million for 2023. The average yield on interest-bearing deposits in other banks increased 17 basis points to 3.69 percent for 2024, compared to 3.52 percent for 2023 due to the higher interest rate environment during the majority of 2024 compared to 2023.

Average savings and money market and interest-bearing demand deposits combined decreased $76.9 million to $804.4 million for 2024, compared to $881.3 million for 2023, and average noninterest-bearing demand deposits decreased $38.7 million to $536.8 million for 2024, compared to $575.5 million for 2023. Average time deposits increased $226.4 million to $767.7 million for 2024, compared to $541.3 million for 2023. The decreases in non-time deposits and increase in time deposits are due primarily to customers seeking higher yielding opportunities as a result of higher interest rates paid on time deposits. The average cost of interest-bearing deposits increased 99 basis points to 2.42 percent for 2024, compared to 1.43 percent for 2023, due primarily to higher rates on money market and time deposits, a shift in composition towards time deposits amid the higher interest rate environment and increased competition for deposits.

Average borrowings decreased $29.8 million to $119.5 million for 2024, compared to $149.3 million for 2023, due primarily to fluctuations in repurchase agreements and net paydowns of Federal Home Loan Bank of Atlanta (FHLB) advances. The average cost of borrowings decreased 7 basis points to 3.98 percent for 2024 compared to 4.05 percent for 2023, due primarily to a shift in the mix of borrowings related to paydowns of higher-rate short-term borrowings, partially offset by the effects of higher interest rates.

The Corporation believes that the effects of declining market interest rates, if continued into 2025, could adversely affect its net interest margin in the short term as its assets typically reprice downward more quickly than its deposits and borrowings. The Corporation also believes any such adverse impacts could be somewhat mitigated by renewals of fixed rate loans originated during periods of lower interest rates and purchases of securities available for sale in the current higher interest rate environment. The ultimate effect of these factors on the Corporation's net interest margin will also depend on other factors, including the Corporation's ability to grow loans at the community banking and consumer finance segments, to compete for deposits, and the extent of its reliance on borrowings. The Corporation gives no assurance as to the timing or extent of changes in market interest rates or the impact of those changes or any other factor on the Corporation's ability to compete for loans and deposits or on its net interest margin. If market interest rates were to rise, net interest margin could be positively affected in the short term as the Corporation generally expects its assets to reprice upward more quickly than its deposits and borrowings.

Discussion of net interest income for the year ended December 31, 2022 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Net Interest Income" in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 27, 2024, and is incorporated herein by reference.

NONINTEREST INCOME

TABLE 4: Noninterest Income

(Dollars in thousands)	Year Ended December 31,		
	2024	2023	2022
Gains on sales of loans	$ 6,064	$ 5,780	7,498
Interchange income	6,178	6,187	$ 6,030
Service charges on deposit accounts	4,288	4,330	4,306
Unrealized gain (loss) on investments held in rabbi trust	1,319	2,301	(3,256)
Wealth management services income, net	2,993	2,564	2,442
Mortgage banking fee income	2,286	2,110	2,931
Other service charges and fees	1,901	1,643	1,577
Mortgage lender services income	2,049	2,048	1,667
Investment income from other equity interests	960	677	3,138
Net losses on sales, maturities and calls of available for sale securities	—	(5)	—
Other income, net	2,500	1,980	2,879
Total noninterest income	$ 30,538	$ 29,615	$ 29,212

Total noninterest income increased $923,000, or 3.1 percent, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The increase in noninterest income was due primarily to higher wealth management services income as assets under management increased, higher volume of mortgage loan production which resulted in higher gains on sales of loans and higher mortgage banking fee income, higher investment income from other equity interests, and higher other income from bank owned life insurance policies, partially offset by fluctuations in unrealized gains and losses on investments held in the rabbi trust.

The Corporation uses a rabbi trust to fund liabilities under its nonqualified deferred compensation plan. Unrealized gains and losses on investments held in the Corporation's rabbi trust are offset by changes in deferred compensation liabilities, recorded in salaries and employee benefits expense.

Discussion of noninterest income for the year ended December 31, 2022 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Noninterest Income" in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 27, 2024, and is incorporated herein by reference.

NONINTEREST EXPENSE

TABLE 5: Noninterest Expense

(Dollars in thousands)	Year Ended December 31,		
	2024	2023	2022
Salaries and employee benefits:			
Compensation, payroll taxes and employee benefits.	$ **52,259**	$ 52,575	$ 51,123
Increase (decrease) in nonqualified deferred compensation plan liabilities	**1,319**	2,301	(3,256)
Total salaries and employee benefits	**53,578**	54,876	47,867
Occupancy expense	**8,397**	7,993	8,564
Data processing	**11,314**	10,874	10,514
Professional fees	**3,611**	2,752	2,767
Loan processing and collection expenses	**2,661**	3,317	3,978
Insurance expense	**1,832**	1,659	1,049
Marketing and advertising expenses	**1,213**	1,548	1,805
Other expenses:			
Telecommunication expenses	**1,529**	1,330	1,368
Postage and courier expenses	**1,049**	994	881
Licenses and taxes expense	**1,004**	918	975
Travel and educational expenses	**994**	1,272	1,393
Other real estate owned losses and expense, net	**218**	—	2
Other components of net periodic pension cost	**(532)**	(452)	(1,198)
Provision for indemnifications	**(460)**	(585)	(858)
All other noninterest expenses	**3,522**	3,387	3,433
Total other noninterest expenses	**7,324**	6,864	5,996
Total noninterest expense	$ **89,930**	$ 89,883	$ 82,540

Total noninterest expense increased $47,000, or less than one percent, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The increase in noninterest expenses was due primarily to higher professional fees and data processing expenses related to investments in operational technology and higher occupancy expense related to branch network improvements, partially offset by changes in deferred compensation liabilities and lower loan processing and collection expenses, due primarily to efficiency initiatives within the collections department of the consumer finance segment.

Changes in deferred compensation liabilities are related to the Corporation's nonqualified plan which are offset by unrealized gains and losses on investments held in the Corporation's rabbi trust, and are recorded in noninterest income.

Discussion of noninterest expense for the year ended December 31, 2022 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Noninterest Expense" in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 27, 2024, and is incorporated herein by reference.

INCOME TAXES

Income tax expense on 2024 earnings was $4.2 million, resulting in an effective tax rate of 17.5 percent, compared with $5.4 million, or 18.6 percent, in 2023. The Corporation's consolidated effective tax rate for the year ended December 31, 2024 was lower compared to the year ended December 31, 2023 due primarily to tax benefits of tax-exempt income that was higher as a percentage of pre-tax income in 2024 compared to 2023, lower state income taxes in 2024 as a greater share of income before taxes was earned at C&F Bank, which is not subject to state income tax but rather state franchise tax, which is included in noninterest expense, and an increase in the tax benefit in 2024, compared to 2023, related to the appreciation of vested equity awards since the time they were granted.

Discussion of income taxes for the year ended December 31, 2022 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Income Taxes" in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 27, 2024, and is incorporated herein by reference.

BUSINESS SEGMENTS

The Corporation operates in a decentralized manner in three business segments: community banking, mortgage banking and consumer finance. An overview of the financial results for each of the Corporation's business segments is presented below.

Community Banking: The community banking segment comprises C&F Bank, C&F Wealth Management, C&F Insurance and CVB Title. The following table presents the community banking segment operating results for the periods indicated.

TABLE 6: Community Banking Segment Operating Results

(Dollars in thousands)	Year Ended December 31,		
	2024	2023	2022
Interest income	$ 87,600	$ 74,949	$ 56,782
Interest expense	40,498	24,184	5,532
Net interest income before allocation	47,102	50,765	51,250
Net interest allocation[1]	24,456	23,438	15,786
Net interest income	71,558	74,203	67,036
Provision for credit losses	1,650	1,625	(600)
Net interest income after provision for credit losses	69,908	72,578	67,636
Noninterest income:			
Interchange income	6,178	6,187	6,030
Service charges on deposit accounts	4,354	4,390	4,366
Wealth management services income, net	2,993	2,564	2,442
Other service charges and fees	1,899	1,640	1,573
Investment income from other equity interests	960	677	3,138
Other income, net	1,339	1,007	1,701
Total noninterest income	17,723	16,465	19,250
Noninterest expense:			
Salaries and employee benefits	36,252	36,005	33,771
Occupancy expense	6,887	6,353	6,634
Data processing	8,927	8,564	7,889
Professional fees	2,834	2,149	2,121
Insurance expense	1,575	1,396	858
Marketing and advertising expenses	748	1,075	1,185
Loan processing and collection expenses	256	248	199
Other expenses	5,395	5,023	4,061
Total noninterest expenses	62,874	60,813	56,718
Income before income taxes	24,757	28,230	30,168
Income tax expense	4,473	5,302	5,794
Net income	$ 20,284	$ 22,928	$ 24,374

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[1] Interest expense is allocated to the mortgage banking and consumer finance segments through borrowings from the community banking segment.

Net income for the community banking segment was $20.3 million for the year ended December 31, 2024, compared to $22.9 million for the year ended December 31, 2023. Adjusted net income for the community banking segment, which excludes the effects of real estate disposal activity related to branch consolidation, was $20.4 million for the year ended December 31, 2024, compared to $22.9 million for the year ended December 31, 2023. The decrease in community banking segment net income for the year ended December 31, 2024 compared to the year ended December 31, 2023 was due primarily to:

- higher interest expense resulting from higher rates on deposits and higher average balances of interest-bearing deposits, partially offset by lower average balances of borrowings;
- higher data processing and consulting costs related to investments in operational technology to improve resilience, efficiency and customer experience;
- higher occupancy expense related to branch network improvements, including the relocation of a branch and the opening of a new branch; and
- higher salaries and employee benefits expense, which have generally increased in line with market conditions, offset in part by a reduction in headcount through attrition;

partially offset by:

- higher interest income resulting from higher average balances of loans and the effects of higher interest rates on asset yields, offset in part by lower average balances of securities;
- higher wealth management services income due primarily to higher balances of assets under management;
- higher other income from bank owned life insurance policies; and
- higher investment income from other equity investments.

Net interest income for the community banking segment decreased $2.6 million for the year ended December 31, 2024, compared to the year ended December 31, 2023 due primarily to a decrease in net interest margin, partially offset by higher average balances of earning assets. Interest income allocated to the community banking segment includes interest income on loans to the consumer finance and mortgage banking segments. These transactions are eliminated to reach consolidated totals.

Community banking segment loans, excluding loans to the consumer finance and mortgage banking segments, increased $180.0 million, or 14.1 percent, to $1.5 billion at December 31, 2024, compared to $1.3 billion at December 31, 2023, due primarily to growth in the commercial real estate, construction, land acquisition and development and residential mortgage segments of the loan portfolio. Deposits increased $104.7 million, or 5.1 percent, to $2.2 billion at December 31, 2024, compared to $2.1 billion at December 31, 2023.

The community banking segment recorded a provision for credit losses of $1.7 million for the year ended December 31, 2024, compared to $1.6 million for the year ended December 31, 2023, due primarily to growth in the loan portfolio. Management believes that the level of the allowance for credit losses is adequate to reflect the net amount expected to be collected.

Discussion of the community banking segment for the year ended December 31, 2022 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Business Segments" in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 27, 2024, and is incorporated herein by reference.

Mortgage Banking: The following table presents the mortgage banking operating results for the periods indicated.

TABLE 7: Mortgage Banking Segment Operating Results

(Dollars in thousands)	Year Ended December 31,		
	2024	2023	2022
Interest income	$ 1,897	$ 1,695	$ 2,036
Interest expense	—	—	—
Net interest income before allocation	1,897	1,695	2,036
Net interest allocation[1]	(796)	(612)	(662)
Net interest income	1,101	1,083	1,374
Provision for credit losses	—	—	32
Net interest income after provision for credit losses	1,101	1,083	1,342
Noninterest income:			
Gains of sales of loans	6,421	5,845	7,963
Mortgage banking fee income	2,458	2,254	3,083
Mortgage lender services fee income	2,059	2,048	1,667
Other income	85	51	106
Total noninterest income	11,023	10,198	12,819
Noninterest expense:			
Salaries and employee benefits	7,069	6,996	7,599
Occupancy expense	890	1,005	1,271
Data processing	1,012	1,008	1,137
Loan processing and collection expenses	917	1,047	1,683
Marketing and advertising expenses	426	428	518
Professional fees	103	101	180
Insurance expense	111	128	61
Provision for indemnifications	(460)	(585)	(858)
Other expenses	528	560	989
Total noninterest expenses	10,596	10,688	12,580
Income before income taxes	1,528	593	1,581
Income tax expense	420	128	371
Net income	$ 1,108	$ 465	$ 1,210

[1] Interest expense is allocated to the mortgage banking segment through borrowings from the community banking segment.

The mortgage banking segment reported net income of $1.1 million for the year ended December 31, 2024, compared to $465,000 for the year ended December 31, 2023, due primarily to:

- higher gains on sales of loans and higher mortgage banking fee income due to higher volume of mortgage loan originations; and
- lower occupancy expenses due to an effort to reduce overhead costs;

partially offset by:
- lower reversal of provision for indemnifications; and
- higher variable expenses tied to mortgage loan origination volume such as commissions and bonuses, reported in salaries and employee benefits.

The following table presents mortgage loan originations and mortgage loans sold for the periods indicated.

TABLE 8: Mortgage Loan Originations

| | Year Ended December 31, | | |
(Dollars in thousands)	**2024**	2023	2022
Mortgage loan originations:			
Purchases	**$ 477,550**	$ 446,071	$ 591,889
Refinancings	**50,200**	52,726	105,434
Total mortgage loan originations[1]	**$ 527,750**	$ 498,797	$ 697,323
Lock-adjusted originations[2]	**$ 539,312**	$ 484,602	661,134

1   Total mortgage loan originations does not include mortgage lender services.
2   Lock-adjusted originations includes the effect of changes in the volume of mortgage loan applications in process that have not closed, net of an estimated volume not expected to close.

The sustained elevated level of mortgage interest rates, combined with higher home prices and lower levels of inventory, led to a level of mortgage loan originations in 2024 and 2023 for the industry that is lower than recent historical averages. Mortgage loan originations for the mortgage banking segment increased 5.8 percent for the year ended December 31, 2024, compared to the year ended December 31, 2023. Gains on sales of loans, while driven in part by mortgage loan originations, also includes the effects of changes in locked loan commitments, which reflect the volume of mortgage loan applications that are in process and have not closed. Lock-adjusted originations for the mortgage banking segment increased by 11.3 percent for the year ended December 31, 2024 compared to the year ended December 31, 2023. Locked loan commitments increased by $13.1 million in the year ended December 31, 2024 and decreased by $16.1 million in the year ended December 31, 2023. Locked loan commitments were $39.3 million at December 31, 2024, compared to $26.2 million at December 31, 2023 and $42.3 million at December 31, 2022. Mortgage loan segment originations include originations of loans sold to the community banking segment, at prices similar to those paid by third-party investors. All interest expense allocated to the mortgage banking segment is from interest expense on borrowings from the community banking segment. These transactions are eliminated to reach consolidated totals.

Through the Lender Solutions division of the mortgage banking segment, mortgage lender services fee income is derived from providing mortgage origination functions to third-party mortgage lenders for a fee. Mortgage lender services fee income increased for the year ended December 31, 2024 compared to the year ended December 31, 2023, due primarily to increases in the types of services provided and the fees charged, partially offset by a decrease in the number of institutional customers.

The mortgage banking segment recorded a net reversal of provision for indemnification losses of $460,000 for the year ended December 31, 2024 compared to a net reversal of provision for indemnification losses of $585,000 for the year ended December 31, 2023. The mortgage banking segment increased reserves for indemnification losses during 2020 based on widespread forbearance on mortgage loans and economic uncertainty related to the COVID-19 pandemic. The release of indemnification reserves in 2024 and 2023 was due primarily to improvement in the mortgage banking segment's assessment of borrower payment performance, lower volume of mortgage loan originations in recent years and other factors affecting expected losses on mortgage loans sold in the secondary market, such as time since origination. Management believes that the indemnification reserve is sufficient to absorb losses related to loans that have been sold in the secondary market.

Discussion of the mortgage banking segment for the year ended December 31, 2022 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Business Segments" in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 27, 2024, and is incorporated herein by reference.

Consumer Finance: The following table presents the consumer finance operating results for the periods indicated.

TABLE 9: Consumer Finance Segment Operating Results

	Year Ended December 31,		
(Dollars in thousands)	**2024**	2023	2022
Interest income	**$ 49,684**	$ 47,264	$ 42,441
Interest expense	**—**	—	—
Net interest income before allocation	**49,684**	47,264	42,441
Net interest allocation[1]	**(23,660)**	(22,826)	(15,124)
Net interest income	**26,024**	24,438	27,317
Provision for credit losses	**11,600**	6,650	3,740
Net interest income after provision for credit losses	**14,424**	17,788	23,577
Noninterest income	**1,024**	962	1,050
Noninterest expense:			
Salaries and employee benefits	**8,026**	8,733	8,939
Occupancy expense	**620**	634	660
Data processing	**1,328**	1,280	1,458
Professional fees	**312**	310	267
Insurance expense	**146**	135	131
Marketing and advertising expenses	**39**	45	102
Loan processing and collection expenses	**1,488**	2,022	2,096
Other expenses	**1,577**	1,657	1,631
Total noninterest expenses	**13,536**	14,816	15,284
Income before income taxes	**1,912**	3,934	9,343
Income tax expense	**498**	1,055	2,512
Net income	**$ 1,414**	$ 2,879	$ 6,831

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[1]   Interest expense is allocated to the consumer finance segment through borrowings from the community banking segment.

The consumer finance segment reported net income of $1.4 million for the year ended December 31, 2024, compared to $2.9 million for the year ended December 31, 2023, due primarily to:

- higher provision for credit losses due primarily to increased net charge-offs; and
- higher interest expense on borrowings from the community banking segment as a result of higher interest rates and higher average balances of borrowings;

partially offset by:

- higher interest income resulting from the effects of higher interest rates on loan yields and higher average balances of loans;
- lower salaries and employee benefits expense due to an effort to reduce overhead costs; and
- lower loan processing and collection expenses due primarily to efficiency initiatives within the collections department.

All interest expense allocated to the consumer finance segment is from interest expense on borrowings from the community banking segment. These transactions are eliminated to reach consolidated totals.

The consumer finance segment recorded provision for credit losses of $11.6 million for the year ended December 31, 2024, compared to $6.7 million for the year ended December 31, 2023, due primarily to an increase in the number of delinquent loans, the number of repossessions, and the average amount charged-off when a loan was uncollectable. Loans charged-off in 2024 and 2023 were primarily purchased in 2021 and 2022, when the wholesale values of automobiles were higher. Wholesale values of automobiles were generally lower in 2024 than 2023, resulting in larger amounts charged-off per loan. Management believes that the level of the allowance for credit losses is adequate to reflect the net amount expected to be collected. If loan performance deteriorates resulting in further elevated delinquencies or net charge-offs, the provision for credit losses may increase in future periods.

Discussion of the consumer finance segment for the year ended December 31, 2022 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Business Segments" in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 27, 2024, and is incorporated herein by reference.

ASSET QUALITY

Allowance and Provision for Credit Losses

The Corporation conducts an analysis of the collectability of the loan portfolio on a regular basis and uses this analysis to assess the sufficiency of the allowance for credit losses on loans and to determine the necessary provision for credit losses.

The Corporation segments the loan portfolio into three loan portfolios based on common risk characteristics. The allowance for credit losses represents management's current estimate of expected credit losses over the contractual term of loans held for investment, and is recorded at an amount that, in management's judgment, reduces the recorded investment in loans to the net amount expected to be collected. Management's judgment in determining the level of the allowance is based on evaluations of historical loan losses, current conditions and reasonable and supportable forecasts relevant to the collectability of loans. Loans that share common risk characteristics are evaluated collectively using a discounted cash flow approach for all loans except for overdraft balances, which are evaluated using a loss rate approach. The discounted cash flow approach used by the Corporation utilizes loan-level cash flow projections and pool-level assumptions.

For commercial (except for loans to states and political subdivisions) and consumer loans, cash flow projections and estimated expected losses are based in part on forecasts of the national unemployment rate that are reasonable and supportable and external observations of historical loan losses. Forecasts of the national unemployment rate are derived from the Federal Open Markets Committee of the Federal Reserve Board. For periods beyond those for which reasonable and supportable forecasts are available, projections are based on a reversion of the national unemployment rate from the last forecast to a historical average level over the following six months. Cash flow projections and estimated expected losses for loans to states and political subdivisions are based on external loss observations for state and municipal debt obligations. For consumer finance loans, cash flow projections and estimated expected losses reflect historical average loss experience based on internal observations for automobile loans and based on external loss observations for marine and recreational vehicle (RV) loans.

Management's estimate of the allowance for credit losses on loans that are collectively evaluated also includes a qualitative assessment of available information relevant to assessing collectability that is not captured in the loss estimation process. Factors considered by management include changes and expected changes in general market, economic and business conditions; the nature and volume of the loan portfolio; the volume and severity of delinquencies and adversely classified loan balances and the value of underlying collateral. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. The evaluation also considers the following risk characteristics that are inherent in the loan portfolio:

- Commercial loans are comprised of mortgage loans on commercial real estate, real estate acquisition, development and constructions loans, and other business lending, and carry risks associated with the successful operation of a business or a real estate project and changes in the value of collateral. In addition to other risks associated with the ownership of real estate, the repayment of these loans may be dependent upon the profitability and cash flows of the business or project. Construction loans, which include loans to individuals for the construction of a residence that generally will be occupied by the borrower, also bear the risk that the general contractor, who may or may not be a loan customer, may be unable to finish the construction project as planned because of financial pressure unrelated to the project. In addition, there is risk associated with the value of collateral other than real estate which may depreciate over time and cannot be appraised with as much precision.

- Consumer loans are comprised primarily of residential mortgage loans and home equity lines secured by residential real estate and carry risks associated with the continued credit-worthiness of the borrower and changes in the value of the collateral.

- Consumer finance loans are comprised of indirect financing for purchases of automobiles and marine and RVs and carry risks associated with the continued credit-worthiness of the borrower and changes in the value of the collateral, which are typically rapidly-depreciating vehicles. Consumer finance loans are more likely than real estate loans to be immediately adversely affected by job loss, divorce, illness or personal bankruptcy.

Allowance for Credit Losses Methodology – Commercial and Consumer. The review process generally begins with management assigning loan ratings to individual loans and identifying problem loans to be reviewed on an individual basis. This review of individual loans is limited to those loans that have specific risk characteristics not shared by other loans or that may result in significant losses to the Corporation, while all other loans, which may include delinquent loans and loans classified as special mention or substandard, are evaluated collectively in pools that share common risk characteristics. The allowance for loans that are individually evaluated may be estimated based on their expected cash flows, or, in the case of loans for which repayment is expected substantially through the operation or sale of collateral when the borrower is experiencing financial difficulty, may be measured based on the fair value of the collateral less estimated costs to sell. For these collateral dependent loans, we obtain an updated appraisal if we do not have a current one on file. Appraisals are performed by independent third party appraisers with relevant industry experience. We may make adjustments to the appraised value based on recent sales of similar properties or general market conditions when appropriate.

Commercial and consumer loans are assigned loan classification ratings based on their credit quality and risk of loss. These loan ratings are reviewed on a quarterly basis and updated as new information becomes available. The characteristics of these loan ratings are as follows:

- Pass rated loans are to persons or business entities with an acceptable financial condition, appropriate collateral margins, appropriate cash flow to service the existing loan, and an appropriate leverage ratio. The borrower has paid all obligations as agreed and it is expected that this type of payment history will continue. When necessary, acceptable personal guarantors support the loan.

- Special mention loans have a specific, identified weakness in the borrower's operations and in the borrower's ability to generate positive cash flow on a sustained basis. The borrower's recent payment history may be characterized by late payments. The Corporation's risk exposure is mitigated by collateral supporting the loan. The collateral is considered to be well-margined, well maintained, accessible and readily marketable.

- Substandard loans are considered to have specific and well-defined weaknesses that jeopardize the viability of the Corporation's credit extension. The payment history for the loan has been inconsistent and the expected or projected primary repayment source may be inadequate to service the loan. The estimated net liquidation value of the collateral pledged and/or ability of the personal guarantor(s) to pay the loan may not adequately protect the Corporation. There is a distinct possibility that the Corporation will sustain some loss if the deficiencies associated with the loan are not corrected in the near term. A substandard loan would not automatically meet the Corporation's definition of impaired unless the loan is significantly past due and the borrower's performance and financial condition provide evidence that it is probable that the Corporation will be unable to collect all amounts due.

- Substandard nonaccrual loans have the same characteristics as substandard loans; however, they have a nonaccrual classification because it is probable that the Corporation will not be able to collect all amounts due.

- Doubtful rated loans have all the weaknesses inherent in a loan that is classified substandard but with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is extremely high.

- Loss rated loans are not considered collectible under normal circumstances and there is no realistic expectation for any future payment on the loan. Loss rated loans are fully charged off.

Allowance for Credit Losses Methodology – Consumer Finance. Cash flow projections and estimated expected losses reflect historical average loss experience based on internal observations for auto loans and based on external loss observations for marine and RV loans. Automobile loans are evaluated in pools of loans that share the same internal credit rating based on borrowers' credit scores at origination. The Corporation utilizes credit scores based on the methods developed and defined by the Fair Isaac Corporation (FICO) as a key indicator of the risk of loss to manage the portfolio and estimate the allowance for credit losses. A FICO Score is a three-digit number based on the information in an applicant's credit reports. It helps lenders determine how likely an applicant is to repay a loan. This, in turn, affects the loan amount that may be approved, repayment terms, and interest rate. The Corporation obtains FICO Scores in the credit reports provided by the car dealers that accept the consumer auto loan application, which may have been generated by any of the three major credit reporting bureaus, and also independently obtains a credit report on the borrower directly from Experian or Transunion. The Corporation utilizes an industry-specific FICO Score which is optimized for automobile credit products. Consumer finance loans are assigned a credit rating based on borrowers' credit scores at the time of origination and are categorized within ranges of credit ratings used internally that parallel FICO Score rating bands. The Corporation monitors the consumer finance loan portfolio by past due status and by credit rating at the time of origination, which the Corporation believes serves as a relevant indicator of aggregate credit quality and risk of loan defaults in the portfolio based upon the use of FICO Scores over time for loan approval decisions and through experience analyzing loss patterns. The characteristics of these credit ratings and our thresholds are as follows:

- Very Good (>739) and Good (670-739) credit rated borrowers are near or above the average FICO Score of consumers. Borrowers generally have limited to no prior credit difficulties or have shown extensive creditworthiness over a recent period of time.

- Fairly Good (625-669) and Fair (580-624) credit rated borrowers are approaching or slightly below the average FICO Score of consumers but typically have a credit profile acceptable to most lenders. Borrowers may have experienced minor credit difficulties or have a relatively limited credit history.

- Marginal (<580) credit rated borrowers are well below the average FICO Score of consumers. Borrowers may have limited access to traditional financing due to having experienced prior credit difficulties or have a limited credit history. The risk of future charge-offs is higher.

In accordance with its policies and guidelines and consistent with industry practices, the consumer finance segment, at times, offers payment deferrals, whereby the borrower is allowed to move up to two payments within a twelve-month rolling period to the end of the loan. A fee will be collected for extensions only in states that permit it. An account for which all delinquent payments are deferred is classified as current at the time the deferment is granted and therefore is not included as a delinquent account. Thereafter, such an account is aged based on the timely payment of future installments in the same manner as any other account. We evaluate the results of this deferment strategy based upon the amount of cash installments that are collected on accounts after they have been deferred versus the extent to which the collateral underlying the deferred accounts has depreciated over the same period of time. Based on this evaluation, we believe that payment deferrals granted according to our policies and guidelines are an effective portfolio management technique and result in higher ultimate cash collections. Payment deferrals may affect the ultimate timing of when an account is charged off. Increased use of deferrals may result in a lengthening of the loss confirmation period, which would increase expectations of credit losses inherent in the portfolio and therefore increase the allowance for credit losses and related provision for credit losses.

The allowance for credit losses represents an amount that, in our judgment, reduces the recorded investment in loans to the net amount expected to be collected. The provision for credit losses increases the allowance, and loans charged off, net of recoveries, reduce the allowance. Balances and ratios presented as of December 31, 2024 and 2023 are in accordance with ASC 326, whereas balances and ratios presented as of December 31, 2022 or a prior date are presented in accordance with the previously applicable GAAP. The following tables present the Corporation's credit loss experience for the periods indicated.

TABLE 10: Allowance for Credit Losses

(Dollars in thousands)	Commercial	Consumer[1]	Consumer Finance	Total
For the year ended December 31, 2024:				
Balance at December 31, 2023.	$ 12,315	$ 3,758	$ 23,578	$ 39,651
Provision charged to operations	1,058	442	11,600	13,100
Loans charged off.	(63)	(377)	(16,723)	(17,163)
Recoveries of loans previously charged off	37	209	4,253	4,499
Balance at December 31, 2024.	$ 13,347	$ 4,032	$ 22,708	$ 40,087
Average loans[2]	$ 1,010,121	$ 371,375	$ 476,775	$ 1,858,271
Ratio of net charge-offs to average loans	0.00 %	0.05 %	2.62 %	0.68 %

[1] Consumer loans includes provision, charge-offs and recoveries related to demand deposit overdrafts.
[2] Average loans does not include loans held for sale at the mortgage banking segment.

(Dollars in thousands)	Commercial	Consumer[1]	Consumer Finance	Total
For the year ended December 31, 2023:				
Balance at December 31, 2022.	$ 11,219	$ 3,330	$ 25,969	$ 40,518
Impact of ASC 326 adoption on non-PCD loans	(617)	98	406	(113)
Impact of ASC 326 adoption on PCD loans.	595	9	—	604
Provision charged to operations	978	498	6,650	8,126
Loans charged off.	(16)	(356)	(13,743)	(14,115)
Recoveries of loans previously charged off	156	179	4,296	4,631
Balance at December 31, 2023.	$ 12,315	$ 3,758	$ 23,578	$ 39,651
Average loans[2]	$ 879,608	$ 336,727	$ 473,885	$ 1,690,220
Ratio of net (recoveries) charge-offs to average loans	(0.02)%	0.05 %	1.99 %	0.56 %

[1] Consumer loans includes provision, charge-offs and recoveries related to demand deposit overdrafts.
[2] Average loans does not include loans held for sale at the mortgage banking segment.

(Dollars in thousands)	Real Estate Residential Mortgage	Real Estate Construction	Commercial, Financial & Agricultural	Equity Lines	Consumer[1]	Consumer Finance	Total
For the year ended December 31, 2022:							
Balance at December 31, 2021	$ 2,660	$ 856	$ 11,085	$ 593	$ 172	$ 24,791	$ 40,157
Provision charged to operations	(54)	(68)	(534)	(98)	186	3,740	3,172
Loans charged off.	(2)	—	(140)	—	(260)	(7,016)	(7,418)
Recoveries of loans previously charged off	18	—	20	2	113	4,454	4,607
Balance at December 31, 2022	$ 2,622	$ 788	$ 10,431	$ 497	$ 211	$ 25,969	$ 40,518
Average loans[2]	$ 230,895	$ 75,605	$ 730,291	$ 41,299	$ 8,207	$ 431,470	$ 1,517,767
Ratio of net (recoveries) charge-offs to average loans	(0.01)%	— %	0.02 %	— %	1.79 %	0.59 %	0.19 %

[1] Consumer loans includes provision, charge-offs and recoveries related to demand deposit overdrafts.
[2] Average loans does not include loans held for sale at the mortgage banking segment.

For further information regarding the adequacy of our allowance for credit losses, refer to "Nonperforming Assets" and the accompanying disclosure below within this Item 7.

The allocation of the allowance for credit losses and the ratio of corresponding outstanding loan balances to total loans are as follows as of the dates indicated.

TABLE 11: Allocation of Allowance for Credit Losses

(Dollars in thousands)	December 31, 2024		December 31, 2023	
Allocation of allowance for credit losses:				
Commercial	$	13,347	$	12,315
Consumer		4,032		3,758
Consumer Finance		22,708		23,578
Total allowance for credit losses	$	40,087	$	39,651
Ratio of loans to total period-end loans:				
Commercial		55 %		52 %
Consumer		20		21
Consumer Finance		25		27
		100 %		100 %

Loans are required to be measured at amortized cost and to be presented at the net amount expected to be collected. Credit losses on available for sale debt securities are accounted for as an allowance for credit losses, which is a valuation account that is deducted from the amortized cost basis of the financial asset to present the net carrying value and the amount expected to be collected on the financial asset. Off balance sheet credit exposures, including loan commitments, are not recorded on balance sheet, but expected credit losses arising from off balance sheet credit exposures are recorded as a reserve for unfunded commitments and reported in Other Liabilities. The following table presents the Corporation's reserve for unfunded commitments for the periods indicated.

TABLE 12: Reserve for Unfunded Commitments

(Dollars in thousands)	Year Ended December 31,			
	2024		2023	
Balance at the beginning of year	$	1,650	$	—
Impact of ASC 326 adoption		—		1,501
Provision charged to operations		150		149
Balance at the end of year	$	1,800	$	1,650

The allowance for credit losses on loans and available for sale debt securities and the reserve for unfunded commitments are established through a provision for credit losses charged against earnings. Amounts reported for the year ended December 31, 2024 and 2023 are in accordance with ASC 326, whereas amounts reported for the period prior to January 1, 2023 are presented in accordance with the previously applicable GAAP. The following table presents a breakdown of the provision for credit losses for the periods indicated:

TABLE 13: Provision for Credit Losses

(Dollars in thousands)	Year Ended December 31,					
	2024		2023		2022	
Provision for credit losses:						
Provision for loans	$	13,100	$	8,126	$	3,172
Provision for unfunded commitments		150		149		—
Total	$	13,250	$	8,275	$	3,172

TABLE 14: Credit Quality Indicators

Loans by credit quality indicators as of December 31, 2024 were as follows:

(Dollars in thousands)	Pass	Special Mention	Substandard	Substandard Nonaccrual	Total[1]
Commercial real estate	$ 733,242	$ 940	$ —	$ —	$ 734,182
Commercial business	104,947	—	—	—	104,947
Construction - commercial real estate	132,717	—	—	—	132,717
Land acquisition and development	46,072	—	—	—	46,072
Builder lines	35,605	—	—	—	35,605
Construction - consumer real estate	18,799	—	—	—	18,799
Residential mortgage	306,877	1,427	172	333	308,809
Equity lines	62,042	76	86	—	62,204
Other consumer	10,270	—	—	—	10,270
	$ 1,450,571	$ 2,443	$ 258	$ 333	$ 1,453,605

(Dollars in thousands)	Very Good	Good	Fairly Good	Fair	Marginal	Total
Consumer finance - automobiles	$ 43,033	$ 106,791	$ 135,175	$ 90,581	$ 23,071	$ 398,651
Consumer finance - marine and recreational vehicles	46,761	20,902	479	—	—	68,142
	$ 89,794	$ 127,693	$ 135,654	$ 90,581	$ 23,071	$ 466,793

[1] At December 31, 2024, the Corporation did not have any loans classified as Doubtful or Loss.

Loans by credit quality indicators as of December 31, 2023 were as follows:

(Dollars in thousands)	Pass	Special Mention	Substandard	Substandard Nonaccrual	Total[1]
Commercial real estate	$ 661,432	$ 6,690	$ —	$ —	$ 668,122
Commercial business	115,286	62	—	—	115,348
Construction - commercial real estate	69,768	—	—	—	69,768
Land acquisition and development	29,064	—	—	—	29,064
Builder lines	24,668	—	—	—	24,668
Construction - consumer real estate	11,223	—	—	—	11,223
Residential mortgage	292,624	44	268	320	293,256
Equity lines	51,425	85	5	77	51,592
Other consumer	10,579	—	—	9	10,588
	$ 1,266,069	$ 6,881	$ 273	$ 406	$ 1,273,629

(Dollars in thousands)	Very Good	Good	Fairly Good	Fair	Marginal	Total
Consumer finance - automobiles	$ 32,913	$ 98,286	$ 137,480	$ 101,569	$ 31,028	$ 401,276
Consumer finance - marine and recreational vehicles	47,246	19,398	590	—	—	67,234
	$ 80,159	$ 117,684	$ 138,070	$ 101,569	$ 31,028	$ 468,510

[1] At December 31, 2023, the Corporation did not have any loans classified as Doubtful or Loss.

Nonperforming Assets

A loan's past due status is based on the contractual due date of the most delinquent payment due. Loans are generally placed on nonaccrual status when the collection of principal or interest is 90 days or more past due, or earlier, if collection is uncertain based on an evaluation of the net realizable value of the collateral and the financial strength of the borrower. Any accrued interest receivable on loans placed on nonaccrual status is reversed by an adjustment to interest income. Loans greater than 90 days past due may remain on accrual status if management determines it has adequate collateral to cover the principal and interest. For those loans that are carried on nonaccrual status, payments are first applied to principal outstanding. A loan may be returned to accrual status if the borrower has demonstrated a sustained period of repayment performance in accordance with the contractual terms of the loan and there is reasonable assurance the borrower will continue to make payments as agreed. These policies are applied consistently across our loan portfolio.

Assets acquired through, or in lieu of, foreclosure are held for sale and are initially recorded at fair value less estimated costs to sell at the date of foreclosure. Initial fair value is based upon appraisals the Corporation obtains from independent licensed appraisers. Subsequent to foreclosure, management periodically performs valuations of the foreclosed assets based on updated appraisals, general market conditions, recent sales of similar properties, length of time the properties have been held, and our ability and intent with regard to continued ownership of the properties. We may incur additional write-downs of foreclosed assets to fair value less estimated costs to sell if valuations indicate a further deterioration in market conditions. Revenue and expenses from operations and changes in the property valuations are included in net expenses from foreclosed assets and improvements are capitalized.

At the consumer finance segment, the repossession process is generally initiated after a loan becomes more than 60 days delinquent. Borrowers have an opportunity to redeem their repossessed vehicles by paying all outstanding balances, including finance charges and fees. Vehicles that are not redeemed within the prescribed waiting period before the Corporation has the legal right to sell the repossessed vehicle then become available-for-sale at the end of that period and are reclassified from loans to other assets and are recorded initially at fair value less estimated costs to sell. The difference between the carrying amount of each loan and the fair value of the vehicle (i.e. the deficiency) is charged against the allowance for credit losses. Accounts still in process of collection or for which the Corporation does not have the legal right to sell continue to be classified as loans until such legal authority is obtained. After the vehicles have been sold in third-party auctions, we credit the proceeds from the sale of the vehicles, and any other recoveries, to the carrying value of the repossessed vehicles. The Corporation pursues collection of deficiencies, as allowed by state law, when it deems such action to be appropriate.

Table 15 summarizes the Corporation's credit ratios on a consolidated basis and Table 16 summarizes nonperforming assets by principal business segment as of December 31, 2024 and 2023. The mortgage banking segment did not have any nonperforming assets as December 31, 2024 or 2023.

TABLE 15: Consolidated Credit Ratios

	December 31,			
(Dollars in thousands)	**2024**		**2023**	
Total loans[1]	$	**1,920,398**	$	1,742,139
Nonaccrual loans	$	**947**	$	1,298
Allowance for credit losses (ACL)	$	**40,087**	$	39,651
Nonaccrual loans to total loans		**0.05 %**		0.07 %
ACL to total loans		**2.09 %**		2.28 %
ACL to nonaccrual loans		**4,233.05 %**		3,054.78 %

[1] Total loans does not include loans held for sale at the mortgage banking segment.

59

TABLE 16: Nonperforming Assets

Community Banking Segment

(Dollars in thousands)	December 31, 2024		December 31, 2023	
Total loans	$	1,453,605	$	1,273,629
Nonaccrual loans	$	333	$	406
ACL	$	17,379	$	16,072
Nonaccrual loans to total loans		0.02 %		0.03 %
ACL to total loans		1.20 %		1.26 %
ACL to nonaccrual loans		5,218.92 %		3,958.62 %
Net charge-offs to average total loans		0.01 %		0.01 %

Consumer Finance Segment

(Dollars in thousands)	December 31, 2024		December 31, 2023	
Total loans	$	466,793	$	468,510
Nonaccrual loans	$	614	$	892
Repossessed assets	$	779	$	646
ACL	$	22,708	$	23,579
Nonaccrual loans to total loans		0.13 %		0.19 %
ACL to total loans		4.86 %		5.03 %
ACL to nonaccrual loans		3,698.37 %		2,643.39 %
Net charge-offs to average total loans		2.62 %		1.99 %

The following table presents the changes in the OREO balance for 2024. There was no OREO activity for the year ended December 31, 2023.

TABLE 17: OREO Changes

(Dollars in thousands)	Year Ended December 31, 2024
Balance at the beginning of year, gross	$ —
Additions	—
Transfers from bank premises	1,827
Charge-offs	—
Sales proceeds	(416)
Gain on disposition	120
Balance at the end of year, gross	1,531
Less valuation allowance	(215)
Balance at the end of year, net	$ 1,316

The community banking segment's nonaccrual loans were $333,000 at December 31, 2024 compared to $406,000 at December 31, 2023. If interest on loans on nonaccrual at December 31, 2024 had been recognized throughout the year, the community banking segment would have recorded additional gross interest income in 2024 of $19,000. OREO activity for the year ended December 31, 2024 related to properties previously used by the Bank as branches, which were consolidated into nearby branches during the year. The community banking segment recorded $1.7 million in provision for credit losses for the year ended December 31, 2024, compared to $1.6 million for the year ended December 31, 2023. At December 31, 2024, the allowance for credit losses increased to $17.4 million, compared to $16.1 million at December 31, 2023. The increase in provision for credit losses and in the allowance for credit losses is due primarily to growth in the loan portfolio. At December 31, 2024, the allowance for credit losses decreased to 1.20 percent of total loans, compared to 1.26 percent at December 31, 2023, due primarily to growth in loans with shorter expected lives, which results in lower estimated losses over the life of the loan, as well as improving asset quality as measured by declining balances of special mention and substandard rated loans, and sustained low levels of delinquencies. Management believes that the level of the allowance for credit losses is adequate to reflect the net amount expected to be collected.

Nonaccrual loans at the consumer finance segment decreased to $614,000 at December 31, 2024 from $892,000 at December 31, 2023. Nonaccrual consumer finance loans remain low relative to the allowance for credit losses and the total consumer finance loan portfolio because the consumer finance segment generally initiates repossession of loan collateral once a loan becomes more than 60 days delinquent. Repossessed vehicles of the consumer finance segment are classified as other assets and consist only of vehicles the Corporation has the legal right to sell. Prior to the reclassification from loans to repossessed vehicles, the difference between the carrying amount of each loan and the fair value of each vehicle (i.e. the deficiency) is charged against the allowance for credit losses. At December 31, 2024, repossessed vehicles at fair value less estimated costs to sell included in other assets totaled $779,000, compared to $646,000 at December 31, 2023. If interest on loans on nonaccrual at December 31, 2024 had been recognized throughout the year, the consumer finance segment would have recorded additional gross interest income in 2024 of $5,000.

The consumer finance segment experienced net charge-offs at a rate of 2.62 percent of average total loans for the year ended December 31, 2024, compared to 1.99 percent for the year ended December 31, 2023, due primarily to an increase in the number of delinquent loans, the number of repossessions and the average amount charged-off when a loan was uncollectable. Loans charged-off in 2024 and 2023 were primarily purchased in 2021 and 2022, when the wholesale values of automobiles were higher. Wholesale values of automobiles were generally lower in 2024 than 2023, resulting in larger amounts charged-off per loan. At December 31, 2024, total delinquent loans as a percentage of total loans was 3.90 percent, compared to 4.09 percent at December 31, 2023. The allowance for credit losses was $22.7 million at December 31, 2024, compared to $23.6 million at December 31, 2023. The allowance for credit losses as a percentage of total loans decreased to 4.86 percent at December 31, 2024, compared to 5.03 percent at December 31, 2023, primarily as a result of a larger share of loans outstanding to borrowers with stronger credit scores at origination, which are estimated to have lower losses over the life of the loan. Net charge-offs during 2020 through 2023 were at historic lows following the COVID-19 pandemic and were anticipated to increase after the expiration of government stimulus and enhanced unemployment benefits that benefited borrowers. A return to pre-pandemic charge-off levels had been reflected in the estimates of the allowance for credit losses in prior periods. Management believes that the level of the allowance for credit losses is adequate to reflect the net amount expected to be collected.

As previously described, the consumer finance segment, at times, offers payment deferrals as a portfolio management technique to achieve higher ultimate cash collections on select loan accounts. Payment deferrals may affect the ultimate timing of when an account is charged off. A significant reliance on deferrals as a means of managing collections may result in a lengthening of the loss confirmation period, which would increase expectations of credit losses inherent in the portfolio. The average amounts deferred of automobile loans on a monthly basis, which are not included in delinquent loans, during 2024 were 1.80 percent of average automobile loans outstanding, compared to 1.87 percent during 2023 and 1.47 percent during 2022.

The consumer finance segment is an indirect lender that provides automobile financing through lending programs that are designed to serve customers in both the prime and "non-prime" markets, including those who may have limited access to traditional automobile financing due to having experienced prior credit difficulties. The preferred automobile is a later model, low mileage used vehicle because the value of new vehicles typically depreciates rapidly. In addition to automobile financing, marine and RV loan contracts are also purchased on an indirect basis through a referral program administered by a third party. The marine and RV loan contracts are for prime loans averaging less than $50,000 made to individuals with higher credit scores.

The consumer finance segment's focus has included non-prime borrowers and, therefore, the anticipated rates of delinquencies, defaults, repossessions and losses on the consumer finance loans are higher than those experienced in the general automobile finance industry and could be more dramatically affected by changes in general economic conditions. Changes in economic conditions may also affect consumer demand for used automobiles and values of automobiles securing outstanding loans, due to changes in demand or changes in levels of inventory of used automobiles, which may directly affect the amount of a loss incurred by the consumer finance segment in the event of default. While we manage the higher risk inherent in loans made to non-prime borrowers through the underwriting criteria, portfolio management and collection methods employed by the consumer finance segment, we cannot guarantee that these criteria or methods will afford adequate protection against these risks. With the consumer finance segment's scorecard model for purchasing loan contracts, the credit-worthiness of borrowers at origination has improved for automobile loans purchased and the level of credit losses experienced has decreased relative to long-term historical averages. We cannot provide any assurance that the consumer finance segment's net charge-off ratio will not increase in future periods. However, we believe that the current allowance for credit losses is adequate to reflect the net amount expected to be collected on existing consumer finance segment loans that may become uncollectible. If factors influencing the consumer finance segment result in higher net charge-off ratios in future periods, the consumer finance segment may need to increase the level of its allowance for credit losses through additional provisions for credit losses, which could negatively affect future earnings of the consumer finance segment.

FINANCIAL CONDITION

SUMMARY

A financial institution's primary sources of revenue are generated by its earning assets and sales of financial assets, while its major expenses are produced by the funding of those assets with interest-bearing liabilities, provisions for credit losses and compensation to employees. Effective management of these sources and uses of funds is essential in attaining a financial institution's maximum profitability while maintaining an acceptable level of risk.

At December 31, 2024, the Corporation had total assets of $2.56 billion compared to $2.44 billion at December 31, 2023. The increase was attributable primarily to increases in loans held for investment, partially offset by a decrease in available for sale securities and was funded by growth in deposits and long-term borrowings. The significant components of the Corporation's Consolidated Balance Sheets are discussed below.

LOAN PORTFOLIO

General

Through the community banking segment, we engage in a wide range of lending activities, primarily in the community banking segment's market area, which include the origination of commercial real estate loans, commercial business loans, commercial and consumer real estate construction loans, land acquisition and development loans, builder lines, residential mortgage loans, equity lines, and other consumer loans. We engage in automobile and marine and RV lending through the consumer finance segment and in residential mortgage lending through the mortgage banking segment with the majority of the loans originated through the mortgage banking segment sold to third-party investors. At December 31, 2024, the Corporation's loans held for investment in all categories, net of the allowance for credit losses, totaled $1.88 billion and loans held for sale had a fair value of $20.1 million.

Tables 18, 19 and 20 present information pertaining to the composition of loans held for investment, the composition of commercial real estate and construction commercial real estate loans, and the maturity/repricing of certain loans held for investment, respectively.

TABLE 18: Summary of Loans Held for Investment

| | December 31, 2024 | | December 31, 2023 | |
(Dollars in thousands)	Amount	Percent	Amount	Percent
Commercial real estate	$ 734,182	38 %	$ 668,122	38
Commercial business	104,947	5	115,348	7
Construction - commercial real estate	132,717	7	69,768	4
Land acquisition and development.	46,072	2	29,064	1
Builder lines.	35,605	2	24,668	1
Construction - consumer real estate	18,799	1	11,223	1
Residential mortgage.	308,809	16	293,256	17
Equity lines	62,204	3	51,592	3
Other consumer	10,270	1	10,588	1
Consumer finance - automobiles	398,651	21	401,276	23
Consumer finance - marine and recreational vehicles	68,142	4	67,234	4
Subtotal.	1,920,398	100 %	1,742,139	100 %
Less allowance for credit losses	(40,087)		(39,651)	
Loans, net.	$ 1,880,311		$ 1,702,488	

The increase in total loans from December 31, 2023 to December 31, 2024 was due primarily to growth in commercial real estate, construction, land acquisition and development and residential mortgage segments of the loan portfolio at the community banking segment.

TABLE 19: Commercial Real Estate and Construction Commercial Real Estate Loans

| | December 31, 2024 | | |
(Dollars in thousands)	Amount	% of Commercial Real Estate and Construction Commercial Real Estate Loans	% of Total
Multifamily	$ 172,574	19.9 %	9.0 %
Retail.	153,227	17.7	8.0
Office.	120,412	13.9	6.3
Industrial/warehouse	94,100	10.9	4.9
Hotels	84,936	9.8	4.4
1-4 family investment properties	80,950	9.3	4.2
Medical office	40,335	4.7	2.1
Mini-storage	39,368	4.5	2.1
Other	80,997	9.3	4.1
	$ 866,899	100 %	45.1 %

(Dollars in thousands)		Amount	% of Commercial Real Estate and Construction Commercial Real Estate Loans	% of Total
			December 31, 2023	
Multifamily	$	148,399	20.1 %	8.5 %
Retail		119,506	16.2	6.9
Office		109,149	14.8	6.3
1-4 family investment properties		87,218	11.8	5.0
Industrial/warehouse		73,363	9.9	4.2
Hotels		55,453	7.5	3.2
Medical office		40,784	5.5	2.3
Mini-storage		31,249	4.2	1.8
Other		72,769	10.0	4.2
	$	737,890	100 %	42.4 %

TABLE 20: Maturity/Repricing Schedule of Loans Held for Investment

(Dollars in thousands)	Commercial	Consumer	Consumer Finance	Total
		December 31, 2024		
Variable Rate:				
Within 1 year	$ 286,813	$ 63,360	$ —	$ 350,173
1 to 5 years	105,108	1,203	—	106,311
5 to 15 years	9,215	—	—	9,215
After 15 years	—	—	—	—
Fixed Rate:				
Within 1 year	106,661	9,752	5,007	121,420
1 to 5 years	274,373	75,865	241,593	591,831
5 to 15 years	276,058	190,739	220,193	686,990
After 15 years	14,094	40,364	—	54,458
	$ 1,072,322	$ 381,283	$ 466,793	$ 1,920,398

Credit Policy

The Corporation's credit policy establishes minimum requirements and provides for appropriate limitations on overall concentration of credit within the Corporation. The policy provides guidance in general credit policies, underwriting policies and risk management, credit approval, and administrative and problem asset management policies. The overall goal of the Corporation's credit policy is to ensure that loan growth is accompanied by acceptable asset quality with uniform and consistently applied approval, administration, and documentation practices and standards.

Residential Mortgage – Held for Sale

The mortgage banking segment's guidelines for underwriting conventional conforming loans comply with the underwriting criteria established by Fannie Mae, Freddie Mac and/or the applicable third party investor. The guidelines for non-conforming conventional loans are based on the requirements of private investors and information provided by third-party investors. The guidelines used by the mortgage banking segment to originate FHA-insured, USDA-guaranteed and VA-guaranteed loans comply with the criteria established by HUD, the USDA, the VA and/or the applicable third party investor. The conventional loans that the mortgage banking segment originates that have loan-to-value ratios greater than 80 percent at origination are generally insured by private mortgage insurance.

Commercial Real Estate

The community banking segment's commercial real estate loans are primarily secured by the value of real property. The proceeds of commercial real estate loans are generally used by the borrower to finance or refinance the cost of acquiring and/or improving a commercial property. The properties that typically secure these loans are office and warehouse facilities, hotels, apartment complexes, retail facilities, restaurants and other commercial properties. Commercial real estate loans may be made to borrowers who will occupy or use the financed property in connection with their normal business operations or to borrowers who will use the subject property to generate rental income. Loans secured by non-owner-occupied properties are made when: (1) the borrower is in strong financial condition and presents a substantial business opportunity for the Corporation and (2) the borrower often has substantially pre-leased the property to high-caliber tenants.

Our commercial real estate loans are usually amortized over a period of time ranging from 15 years to 30 years and usually have a term to maturity ranging from 5 years to 15 years, with fixed rates of interest typically for periods of up to ten years. The maximum loan-to-value ratio for a commercial real estate loan is 80 percent; however, this maximum can be waived for particularly strong borrowers on an exception basis. Most commercial real estate loans are further secured by one or more personal guarantees. We believe these loan terms provide some protection from changes in the borrower's business and income as well as changes in general economic conditions. In the case of fixed-rate commercial real estate loans, shorter maturities also provide an opportunity to adjust the interest rate on this type of interest-earning asset in accordance with our asset and liability management strategies. Certain commercial customers qualify for participation in an interest rate swap program. This program provides flexible pricing structures for our larger borrowers who wish to pay a fixed rate of interest, while preserving a floating rate for the Bank, which protects the Corporation from exposure to rising interest rates.

Loans secured by commercial real estate are generally larger and involve a greater degree of risk than residential mortgage loans. Because payments on loans secured by commercial real estate are usually dependent on successful operation or management of the properties securing such loans, repayment of such loans is subject to changes in both general and local economic conditions and the borrower's business and income. As a result, events beyond our control, such as a downturn in the local economy, could adversely affect the performance of the commercial real estate loan portfolio. We seek to minimize these risks by lending to established customers and generally restricting our commercial real estate loans to our primary market area. Emphasis is placed on the income producing characteristics and quality of the collateral.

Commercial Business

The community banking segment's commercial business loan products include revolving lines of credit to provide working capital, term loans to finance the purchase of vehicles and equipment, letters of credit to guarantee payment and performance, and other commercial loans. In general, these credit facilities carry the unconditional guaranty of the owners and/or stockholders.

Revolving and operating lines of credit are typically secured by all current assets of the borrower, provide for the acceleration of repayment upon any event of default, are monitored to ensure compliance with loan covenants, and are typically re-underwritten or renewed annually. Interest rates generally will float at a spread tied to the prime lending rate. Term loans are generally advanced for the purchase of, and are secured by, vehicles and equipment and are normally fully amortized over a term of two to seven years, on either a fixed or floating rate basis.

Construction Lending – Commercial Real Estate and Consumer Real Estate

The community banking segment has a real estate construction lending program, which includes loans primarily for the construction of one-to-four family residences and, to a lesser extent, multi-family dwellings. The community banking segment also makes construction loans for office and warehouse facilities and other nonresidential projects, generally limited to borrowers that present other business opportunities for the community banking segment.

The amounts, interest rates and terms for construction loans vary, depending upon market conditions, the size and complexity of the project, and the financial strength of the borrower and any guarantors of the loan. The term for a typical construction loan ranges from 12 months to 15 months for the construction of an individual residence and from 15 months to a maximum of 3 years for larger residential or commercial projects. We do not typically amortize construction loans, and the borrower pays interest monthly on the outstanding principal balance of the loan. The community banking segment offers fixed and variable interest rates on construction loans. We do not generally finance the construction of commercial real estate projects built on a speculative basis. For residential builder loans, we limit the number of models and/or speculative units allowed depending on market conditions, the builder's financial strength and track record and other factors. Generally, the maximum loan-to-value ratio for one-to-four family residential construction loans is 80 percent of the property's fair market value, or 90 percent of the property's fair market value if the property will be the borrower's primary residence. The fair market value of a project is determined on the basis of an appraisal of the project conducted by an appraiser approved by the Bank. For larger projects where unit absorption or leasing is a concern, we may also obtain a feasibility study or other acceptable information from the borrower or other sources about the likely disposition of the property following the completion of construction.

Construction loans for nonresidential projects and multi-unit residential projects are generally larger and involve a greater degree of risk than residential mortgage loans. We attempt to minimize such risks (1) by making construction loans in accordance with our underwriting standards and to established customers in our primary market area and (2) by monitoring the quality, progress and cost of construction. Generally, our maximum loan-to-value ratio for non-residential projects and multi-unit residential projects is 80 percent; however, this maximum can be waived for particularly strong borrowers on an exception basis.

The community banking segment makes loans to individuals for the purpose of acquiring an unimproved building site for the construction of a residence that generally will be occupied by the borrower. These loans are made only to individual borrowers and typically have a maximum term of either three or five years with a balloon payment of the entire balance of the loan being due in full at the end of the initial term. The interest rate for these loans is fixed at a rate that is slightly higher than prevailing rates for one-to-four family residential mortgage loans. We do not believe these loans bear as much risk as land acquisition and development loans because such loans are not made for the construction of residences for immediate resale, are not made to developers and builders, and are not concentrated in any one subdivision or community.

Land Acquisition and Development

The community banking segment makes land acquisition and development loans to builders and developers for the purpose of acquiring unimproved land to be developed for residential building sites, residential housing subdivisions, multi-family dwellings and a variety of commercial uses. Our policy is to make land acquisition loans to borrowers for the purpose of acquiring developed lots for single-family, townhouse or condominium construction. We will make both land acquisition and development loans to residential builders, experienced developers and others in strong financial condition to provide additional construction and mortgage lending opportunities for the Corporation.

We underwrite and process land acquisition and development loans in much the same manner as commercial construction loans and commercial real estate loans. For land acquisition and development loans, we use lower loan-to-value ratios, which are a maximum of 65 percent for raw land, 75 percent for land development and improved lots and 80 percent of the discounted appraised value of the property as determined in accordance with the appraisal policies for developed lots for single-family or townhouse construction. We can waive the maximum loan-to-value ratio for particularly strong borrowers on an exception basis. The term of land acquisition and development loans typically range from a maximum of two years for loans relating to the acquisition of unimproved land to, generally, a maximum of three years for other types of projects. All land acquisition and development loans generally are further secured by one or more personal guarantees. Because these loans are usually larger in amount and involve more risk than consumer lot loans, we carefully evaluate the borrower's assumptions and projections about market conditions and absorption rates in the community in which the property is located and the borrower's ability to carry the loan if the borrower's assumptions prove inaccurate.

Builder Lines

The community banking segment offers builder lines of credit to residential home builders to support their land and lot inventory needs. A construction loan facility for a builder will typically have an expiration of 24 months or less. Each loan that is made under the master loan facility will have a stated maturity that allows time for the residential unit to be constructed and sold to a homebuyer under prevailing market conditions. Specific terms vary based on the purpose of the loan (e.g., lot inventory, spec or non pre-sold units, pre-sold units) and previous sales activity to new homebuyers in the particular development. Repayment relies upon the successful performance of the underlying residential real estate project. This type of lending carries a higher level of risk related to residential real estate market conditions, a functioning first and secondary market in which to sell residential properties, and the borrower's ability to manage inventory and run projects. We manage this risk by lending to experienced builders and by using specific underwriting policies and procedures for these types of loans.

Residential Mortgage – Held for Investment

The community banking segment originates residential mortgage loans secured by first and second liens on properties located in its primary market areas in eastern and central Virginia. Various types of residential first mortgage loans in addition to traditional long-term, fixed-rate loans are offered. The majority of such loans include 10, 15 and 30 year amortizing mortgage loans with fixed rates of interest. Second mortgage loans are offered with fixed and adjustable rates. Second mortgage loans are granted for a fixed period of time, usually between 5 and 15 years. Additionally, the community banking segment purchases residential mortgage loans from the mortgage banking segment under terms and conditions similar to third-party investors.

Equity Lines

The community banking segment offers its customers home equity lines of credit that enable customers to borrow funds secured by the equity in their homes. Currently, home equity lines of credit are offered with adjustable rates of interest that are generally priced at a spread to the prime lending rate. Home equity lines of credit are made on an open-end, revolving basis. Home equity lines of credit generally do not present as much risk as other types of consumer loans. These lines of credit must satisfy our underwriting criteria, including loan-to-value and credit score guidelines.

Other Consumer

The community banking segment offers a variety of consumer loans, including automobile, personal secured and unsecured, and loans secured by savings accounts or certificates of deposit. The shorter terms and generally higher interest rates on consumer loans help the community banking segment maintain a profitable spread between its average loan yield and its cost of funds. Consumer loans secured by collateral other than a personal residence generally involve more credit risk than residential mortgage loans because of the type and nature of the collateral or, in certain cases, the absence of collateral. However, we believe the higher yields generally earned on such loans compensate for the increased credit risk associated with such loans. These loans must satisfy our underwriting criteria, including loan-to-value, debt ratio and credit score guidelines. This loan category also includes demand deposit overdrafts.

Indirect Automobiles

The consumer finance segment has an extensive automobile dealer network through which it purchases installment contracts throughout its markets. Credit approval is centralized, which along with the application processing system, ensures that contract purchase decisions comply with the consumer finance segment's underwriting policies and procedures.

Finance contract application packages completed by prospective borrowers are submitted by the automobile dealers electronically through a third-party online automotive sales and finance platform to the consumer finance segment's automated origination and application system, which processes the credit bureau report, generates all relevant loan calculations and displays the requested contract structure. Consumer finance segment personnel with credit authority review the transaction and determine whether to approve or deny the purchase of the contract. The purchase decision is based primarily on the applicant's credit history with emphasis on prior auto loan history, current employment status, income, collateral type and mileage, and the loan-to-value ratio.

The consumer finance segment's underwriting and collateral guidelines form the basis for the purchase decision. Exceptions to credit policies and authorities must be approved by a designated credit officer. The consumer finance segment's automobile customers are both prime and non-prime and as such, may have experienced prior credit difficulties. Because the consumer finance segment serves some customers who are unable to meet the credit standards imposed by traditional automobile financing sources, we expect the consumer finance segment to sustain a higher level of credit losses in the automobile portfolio than traditional financing sources. However, in those cases, the consumer finance segment purchases these contracts with interest rates higher than those charged by traditional financing sources. These higher rates should more than offset the increase in the provision for credit losses for this segment of the Corporation's loan portfolio. In limited circumstances, the consumer finance segment purchases loans that include third-party credit enhancements that limit the consumer finance segment's exposure to credit losses on those loans. The consumer finance segment's portfolio has shifted over time towards loans with higher credit quality at origination, relative to its historical loan portfolio, which has resulted in a decrease in both the interest rates charged and level of credit losses experienced.

As mentioned above, certain automobile loans are purchased simultaneously with entering into a contract that provides partial protection against loan losses through an embedded credit enhancement. For these loans, the consumer finance segment recognizes the cost of the credit enhancement as an adjustment of yield on loans, and, in the event of default, any claims against the credit protection reduce the amount of loss recognized. The allowance for credit losses includes an estimate of losses incurred on loans subject to these credit enhancements, but does not include the portion of the loss that would be borne by the credit protection counterparty.

Indirect Marine and Recreational Vehicles

In addition to purchasing automobile contracts through a dealer network, the consumer finance segment purchases marine and RV contracts, also on an indirect basis, through a third party provider. While the approval process is generally the same as the indirect automobile approval process described above, borrowers on marine and RV contracts purchased by the consumer finance segment have typically not had prior credit issues and these contracts are considered prime. The rates charged on these loans are significantly less than the automobile portfolio with a much lower expected level of credit losses.

SECURITIES

The investment portfolio plays a primary role in the management of the Corporation's interest rate sensitivity. In addition, the portfolio serves as a source of liquidity and is used as needed to meet collateral requirements. The investment portfolio consists of securities available for sale, which may be sold in response to changes in market interest rates, changes in prepayment risk, increases in loan demand, general liquidity needs and other similar factors. These securities are carried at estimated fair value. At December 31, 2024 and 2023, all debt securities in the Corporation's investment portfolio were classified as available for sale.

Table 21 sets forth the composition of the Corporation's securities available for sale in dollar amounts at fair value and as a percentage of the Corporation's total securities available for sale at the dates indicated.

TABLE 21: Securities Available for Sale

(Dollars in thousands)	December 31, 2024		December 31, 2023	
	Amount	Percent	Amount	Percent
U.S. Treasury securities	$ 10,700	3 %	$ 45,103	10 %
U.S. government agencies and corporations	60,659	14	87,094	19
Mortgage-backed securities	182,436	44	161,696	35
Obligations of states and political subdivisions	143,610	34	147,111	31
Corporate and other debt securities	21,220	5	21,440	5
Total available for sale securities at fair value	$ 418,625	100 %	$ 462,444	100 %

Securities available for sale decreased by $43.8 million to $418.6 million at December 31, 2024, compared to $462.4 million at December 31, 2023, due primarily to maturities and calls of U.S. treasuries and government agencies and paydowns of mortgage-backed securities, partially offset by purchases of mortgage-backed securities. Net unrealized losses on the market value of securities available for sale were $30.0 million at December 31, 2024, compared to $31.6 million at December 31, 2023. The decrease in the net unrealized losses on the market value of securities available for sale during 2024 was due primarily to a decrease in the balance of securities available for sale.

The Corporation seeks to diversify its portfolio to minimize risk, including by purchasing shorter-duration mortgage-backed securities to reduce interest rate risk and for cash flow and reinvestment opportunities and obligations of states and political subdivisions due to the tax benefits and the higher tax-adjusted yield obtained from these securities. All of the Corporation's mortgage-backed securities are direct issues of United States government agencies or government-sponsored enterprises. Collectively, these entities provide a guarantee, which is either explicitly or implicitly supported by the full faith and credit of the U.S. government, that investors in such mortgage-backed securities will receive timely principal and interest payments. The Corporation also invests in the debt securities of corporate issuers, primarily financial institutions, that the Corporation views as having a strong financial position and earnings potential.

Table 22 presents additional information pertaining to the composition of the securities portfolio at amortized cost, by the earlier of contractual maturity or expected maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties. The total effective duration of the investment portfolio is 3.8 years as of December 31, 2024.

TABLE 22: Maturity of Securities

(Dollars in thousands)	December 31, 2024	
	Amortized Cost	Weighted Average Yield [1]
U.S. Treasury securities:		
Maturing within 1 year	$ 5,997	1.71 %
Maturing after 1 year, but within 5 years	4,988	1.38
Total U.S. Treasury securities	10,985	1.56
U.S. government agencies and corporations:		
Maturing within 1 year	6,172	1.15
Maturing after 1 year, but within 5 years	35,015	1.31
Maturing after 5 years, but within 10 years	21,486	1.78
Maturing after 10 years	6,099	2.16
Total U.S. government agencies and corporations	68,772	1.52
Mortgage-backed securities:		
Maturing within 1 year	30,326	2.29
Maturing after 1 year, but within 5 years	87,867	2.38
Maturing after 5 years, but within 10 years	56,945	2.68
Maturing after 10 years	22,785	4.05
Total mortgage-backed securities	197,923	2.64
States and municipals:[1]		
Maturing within 1 year	22,311	3.69
Maturing after 1 year, but within 5 years	42,359	2.14
Maturing after 5 years, but within 10 years	54,535	3.98
Maturing after 10 years	28,327	4.25
Total states and municipals	147,532	3.46
Corporate and other debt securities:		
Maturing within 1 year	4,404	3.88
Maturing after 1 year, but within 5 years	14,250	4.27
Maturing after 5 years, but within 10 years	4,750	4.04
Total corporate and other debt securities	23,404	4.15
Total securities:		
Maturing within 1 year	69,210	2.69
Maturing after 1 year, but within 5 years	184,479	2.24
Maturing after 5 years, but within 10 years	137,716	3.10
Maturing after 10 years	57,211	3.95
Total securities	$ 448,616	2.79

[1]. Yields on tax-exempt securities have been computed on a taxable-equivalent basis using the federal corporate income tax rate of 21 percent. The weighted average yield is calculated based on the relative amortized costs of the securities.

DEPOSITS

The Corporation's predominant source of funds is depository accounts, which are comprised of demand deposits, savings and money market accounts, and time deposits. The Corporation's deposits are principally provided by individuals and businesses located within the communities served.

During the year ended December 31, 2024, deposits increased $104.7 million to $2.17 billion at December 31, 2024, compared to $2.07 billion at December 31, 2023. Noninterest bearing demand deposits decreased $23.3 million, savings and interest-bearing demand deposits decreased $17.1 million, and time deposits increased $145.1 million during the same period. The decreases in non-time deposits and increase in time deposits are due primarily to customers seeking higher yielding opportunities as a result of higher interest rates paid on time deposits. The Corporation had $163.4 million in municipal deposits at December 31, 2024 compared to $167.9 million at December 31, 2023.

The Corporation had $25.0 million in brokered deposits outstanding at both December 31, 2024 and December 31, 2023. The Corporation may continue to use brokered deposits as a means of maintaining and diversifying liquidity and funding sources.

Table 23 presents the average deposit balances and average rates paid for the years 2024, 2023 and 2022.

TABLE 23: Average Deposits and Rates Paid

| | Year Ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
(Dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest-bearing demand deposits.	$ 536,828		$ 575,452		$ 624,581	
Interest-bearing transaction accounts	327,700	0.66 %	354,643	0.60 %	350,996	0.30 %
Savings and money market deposit accounts	476,707	0.93	526,634	0.60	621,552	0.19
Certificates of deposit	767,721	4.10	541,252	2.79	392,579	0.76
Total interest-bearing deposits	1,572,128	2.42	1,422,529	1.43	1,365,127	0.38
Total deposits	$ 2,108,956		$ 1,997,981		$ 1,989,708	

BORROWINGS

In addition to deposits, the Corporation utilizes short-term and long-term borrowings as sources of funds. Short-term borrowings from the Federal Reserve Bank and the FHLB may be used to fund the Corporation's day-to-day operations. Short-term borrowings also include securities sold under agreements to repurchase, which are secured transactions with customers and generally mature the day following the day sold, as well as overnight unsecured fed funds lines with correspondent banks. Long-term borrowings consist of FHLB advances and subordinated notes which rank junior to all future senior indebtedness of the Corporation and are structurally subordinated to all existing and future debt and liabilities of the Corporation and its subsidiaries.

Trust I, Trust II and CVBK Trust I are wholly-owned non-operating subsidiaries of the Corporation, formed for the purpose of issuing trust preferred capital securities. Collectively, these trusts have issued $25.0 million of trust preferred capital securities to institutional investors through private placements and $775,000 in common equity that is held by the Corporation. Trust preferred capital securities of $5.0 million issued by CVBK Trust I, $10.0 million issued by Trust I, and $10.0 million issued by Trust II mature in 2033, 2035 and 2037, respectively, and are redeemable at the Corporation's option. The principal assets of CVBK Trust I, Trust I and Trust II are trust preferred capital notes of the Corporation of $5.2 million, $10.3 million and $10.3 million, respectively, which have like maturities and like interest rates to the trust preferred capital securities. The interest payments by the Corporation on the notes will be used by the trusts to pay the quarterly distributions on the trust preferred capital securities.

Borrowings increased to $122.6 million at December 31, 2024 from $109.5 million at December 31, 2023 due primarily to higher long-term borrowings from the FHLB used in part to support lending activities.

For further information concerning the Corporation's borrowings, refer to Item 8. "Financial Statements and Supplementary Data" under the heading "Note 11: Borrowings."

OFF-BALANCE-SHEET ARRANGEMENTS

To meet the financing needs of customers, the Corporation is a party, in the normal course of business, to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit, commitments to sell loans and standby letters of credit. These instruments involve elements of credit and interest rate risk in addition to the amount on the balance sheet. The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of these instruments. We use the same credit policies in making these commitments and conditional obligations as we do for on-balance-sheet instruments. We obtain collateral based on our credit assessment of the customer in each circumstance.

Loan commitments are agreements to extend credit to a customer provided that there are no violations of the terms of the contract prior to funding. Commitments have fixed expiration dates or other termination clauses and may require payment of a fee by the customer. Since many of the commitments may expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The total amount of unused loan commitments at the Bank was $469.8 million at December 31, 2024, compared to $413.5 million at December 31, 2023.

Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The total contract amount of standby letters of credit was $18.8 million at December 31, 2024, compared to $7.9 million at December 31, 2023.

The mortgage banking segment sells the majority of the residential mortgage loans it originates to third-party investors. Additionally, the community banking segment purchases residential mortgage loans from the mortgage banking segment under terms and conditions similar to third-party investors. As is customary in the industry, the agreements with these investors require the mortgage banking segment to extend representations and warranties with respect to program compliance, borrower misrepresentation, fraud, and early payment performance. Under the agreements, the investors are entitled to make loss claims and repurchase requests of the mortgage banking segment for loans that contain covered deficiencies. The mortgage banking segment has obtained early payment default recourse waivers for a portion of its business. Recourse periods for early payment default for the remaining investors vary from 90 days up to one year. Recourse periods for borrower misrepresentation or fraud, or underwriting error do not have a stated time limit. The mortgage banking segment maintains an allowance for indemnifications that represents management's estimate of losses that are probable of arising under these recourse provisions. As performance data for loans that have been sold is not made available to the mortgage banking segment by the investors, the estimate of potential losses is inherently subjective and is based on historical indemnification payments and management's assessment of current conditions that may contribute to indemnified losses on mortgage loans that have been sold in the secondary market, including the volume of loans sold, historical experience, current economic conditions, changes in operational and compliance processes, and information provided by investors. During the years ended December 31, 2024, 2023 and 2022, the mortgage banking segment reversed $460,000 and $585,000 and $858,000, respectively. The mortgage banking segment increased reserves for indemnification losses during 2020 based on widespread forbearance on mortgage loans and economic uncertainty related to the COVID-19 pandemic. The release of indemnification reserves was due primarily to improvement in the mortgage banking segment's assessment of borrower payment performance and other factors affecting expected losses on mortgage loans sold in the secondary market, such as time since origination. The balance of the allowance at December 31, 2024 and 2023 was $1.3 million and $1.8 million, respectively. Actual indemnification payments may differ materially from management's estimates, which may result in additional provision for indemnification losses in future periods. There were no payments made in 2024, 2023 or 2022.

Risks also arise from the possible inability of investors to meet the terms of their contracts. The mortgage banking segment has procedures in place to evaluate the credit risk of investors and does not expect any counterparty to fail to meet its obligations.

The Corporation's derivative financial instruments include (1) interest rate swaps that qualify and are designated as cash flow hedges on the Corporation's trust preferred capital notes, (2) interest rate swaps with certain qualifying commercial loan customers and dealer counterparties and (3) interest rate contracts arising from mortgage banking activities, including interest rate lock commitments (IRLCs) on mortgage loans and related forward sales of mortgage loans and mortgage backed securities. For further information concerning the Corporation's derivatives, refer to Item 8. "Financial Statements and Supplementary Data" under the heading "Note 21: Derivative Financial Instruments."

LIQUIDITY

The objective of the Corporation's liquidity management is to ensure the continuous availability of funds to satisfy the credit needs of our customers and the demands of our depositors, creditors and investors. Stable core deposits and a strong capital position are the components of a solid foundation for the Corporation's liquidity position. Additional sources of liquidity available to the Corporation include cash flows from operations, loan payments and payoffs, deposit growth, maturities, calls and sales of securities, the issuance of brokered certificates of deposit and the capacity to borrow additional funds.

Liquid assets, which include cash and due from banks, interest-bearing deposits at other banks, federal funds sold and nonpledged securities available for sale, totaled $288.1 million at December 31, 2024. The Corporation's funding sources, including capacity, amount outstanding and amount available at December 31, 2024 are presented in Table 24. The Corporation's capacity and amount available increased $68.6 million and $56.1 million, respectively, from December 31, 2023 as a result of pledging additional loans in order to increase funding capacity under secured funding arrangements with the FHLB and Federal Reserve Bank.

TABLE 24: Funding Sources

	December 31, 2024		
(Dollars in thousands)	Capacity	Outstanding	Available
Unsecured federal funds agreements	$ 75,000	$ —	$ 75,000
Borrowings from FHLB	257,734	40,000	217,734
Borrowings from FRB	313,499	—	313,499
Total	$ 646,233	$ 40,000	$ 606,233

	December 31, 2023		
(Dollars in thousands)	Capacity	Outstanding	Available
Unsecured federal funds agreements[1]	$ 95,000	$ 18	$ 94,982
Repurchase lines of credit[1]	35,000	—	35,000
Borrowings from FHLB	228,382	27,500	200,882
Borrowings from FRB	219,244	—	219,244
Total	$ 577,626	$ 27,518	$ 550,108

[1] Amounts include $20.0 million and $35.0 million of certain unsecured federal funds agreements and repurchase lines of credit, respectively, at December 31, 2023 that subsequently terminated in January 2024 when the corresponding third-party ended all federal funds agreements and repurchase lines of credit with all financial institutions.

We have no reason to believe these arrangements will not be renewed at maturity. Additional loans and securities are available that can be pledged as collateral for future borrowings from the FHLB and Federal Reserve Bank above the current lendable collateral value. Our ability to maintain sufficient liquidity may be affected by numerous factors, including economic conditions nationally and in our markets. Depending on our liquidity levels, our capital position, conditions in the capital markets, our business operations and initiatives, and other factors, we may from time to time consider the issuance of debt, equity or other securities or other possible capital market transactions, the proceeds of which could provide additional liquidity for our operations.

Time deposits maturing in less than one year and in more than one year totaled $705.7 million and $112.6 million, respectively, at December 31, 2024.

Uninsured deposits represent an estimate of amounts above the FDIC insurance coverage limit of $250,000. As of December 31, 2024, the Corporation's uninsured deposits were approximately $640.2 million, or 29.5 percent of total deposits, compared to $584.7 million or 28.3 percent of total deposits at December 31, 2023. Excluding intercompany cash holdings and municipal deposits, which are secured with pledged securities, amounts uninsured were approximately $455.2 million, or 21.0 percent of total deposits as of December 31, 2024, compared to 19.6 percent of total deposits as of December 31, 2023.

The Corporation's liquid assets and borrowing availability as of December 31, 2024 totaled $894.3 million, exceeding uninsured deposits, excluding intercompany cash holdings and secured municipal deposits, by $439.1 million. The Corporation's internal policy limits brokered deposits to 20 percent of total deposits, representing approximately $409.1 million of additional net availability for additional brokered deposits as of December 31, 2024.

In the ordinary course of business, the Corporation has entered into contractual obligations and has made other commitments to make future payments. For further information concerning the Corporation's expected timing of such payments as of December 31, 2024, refer to Item 8. "Financial Statements and Supplementary Data" under the headings "Note 9: Leases," "Note 11: Borrowings," and "Note 18: Commitments and Contingent Liabilities."

As a result of the Corporation's management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Corporation maintains overall liquidity sufficient to satisfy its operational requirements and contractual obligations.

CAPITAL RESOURCES

Total equity was $227.0 million as of December 31, 2024, compared with $217.5 million as of December 31, 2023. During both 2024 and 2023, the Corporation declared common stock dividends of $1.76 per share, compared to $1.64 per share declared in 2022.

The assessment of capital adequacy depends on such factors as asset quality, liquidity, earnings performance, and changing competitive conditions and economic forces. We regularly review the adequacy of the Corporation's and the Bank's capital. We maintain a structure that will assure an adequate level of capital to support anticipated asset growth and to absorb potential losses. While we will continue to look for opportunities to invest capital in profitable growth, share repurchases are another tool that facilitates improving shareholder return, as measured by ROE and earnings per share.

Under the small bank holding company policy statement of the Federal Reserve Board, which applies to certain bank holding companies with consolidated total assets of less than $3 billion, the Corporation is not subject to regulatory capital requirements. The disclosure below reflects the Corporation's consolidated capital as determined under regulations that apply to bank holding companies that are not small bank holding companies and minimum capital requirements that would apply to the Corporation if it were not a small bank holding company.

At December 31, 2024 and 2023, the Corporation's CET1 to total risk-weighted assets ratio was 10.7 percent and 11.3 percent, respectively; the Corporation's Tier 1 capital to risk-weighted assets ratio was 11.9 percent and 12.6 percent, respectively; the Corporation's total capital to risk-weighted assets ratio was 14.1 percent and 14.8 percent, respectively; and the Corporation's Tier 1 leverage ratio was 9.8 percent and 10.1 percent, respectively. These ratios at December 31, 2024 and 2023 include $25.0 million of trust preferred capital securities in tier 1 capital of the Corporation and $20.0 million of subordinated notes in Tier 2 capital. The Corporation repaid $4.0 million of subordinated notes during 2023. At December 31, 2024 and 2023, the Bank's CET1 to total risk-weighted assets ratio was 12.3 percent and 12.9 percent, respectively; the Bank's Tier 1 capital to risk-weighted assets ratio was 12.3 percent and 12.9 percent, respectively; the Bank's total capital to risk-weighted assets ratio was 13.5 percent and 14.1 percent, respectively; and the Bank's Tier 1 leverage ratio was 10.1 percent and 10.3 percent, respectively. The decreases in these ratios at December 31, 2024 compared to December 31, 2023 are due primarily to growth in risk-weighted assets resulting from higher balances of loans outpacing growth in equity. Total risk-weighted assets at December 31, 2024 for the Corporation were $2.13 billion and for the Bank were $2.10 billion. Total risk-weighted assets at December 31, 2023 for the Corporation were $1.95 billion and for the Bank were $1.92 billion. All regulatory capital ratios of the Bank were in excess of mandated minimum requirements at December 31, 2024 and 2023.

In addition to the regulatory risk-based capital requirements, the Bank must maintain a capital conservation buffer of additional capital of 2.5 percent of risk-weighted assets as required by the Basel III Final Rule. Including the capital conservation buffer, the minimum ratios are a common equity Tier 1 risk-based capital ratio of 7.0 percent, a Tier 1 risk-based capital ratio of 8.5 percent and a total risk-based capital ratio of 10.5 percent. The Corporation and the Bank exceeded these ratios at December 31, 2024 and 2023.

The Corporation's capital resources are impacted by its share repurchase programs. During the year ended December 31, 2024, the Corporation repurchased $7.9 million of its common stock under the 2024 Repurchase Program, which expired December 31, 2024. In December 2024, the Board of Directors authorized a program, effective January 1, 2025 through December 31, 2025, to repurchase up to $5.0 million of the Corporation's common stock (the 2025 Repurchase Program). Repurchases under the program may be made through privately negotiated transactions or open market transactions, including pursuant to a trading plan in accordance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and shares repurchased will be returned to the status of authorized and unissued shares of common stock. The timing, number and purchase price of shares repurchased under the program will be determined by management in its discretion and will depend on a number of factors, including the market price of the shares, general market and economic conditions, applicable legal requirements and other conditions, and there is no assurance that the Corporation will purchase any shares under the 2025 Repurchase Program.

On January 1, 2023, the Corporation adopted ASC 326. Regulatory capital rules permitted C&F Bank to phase-in the day-one effects of adopting ASC 326 over a 3-year transition period. C&F Bank elected not to take the phase-in but rather to reduce its regulatory capital in the first quarter of 2023 for the day-one effects of adopting ASC 326 in the amount of $1.1 million, net of related income taxes.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements affecting the Corporation are described in Item 8. "Financial Statements and Supplementary Data" under the heading "Note 1: Summary of Significant Accounting Policies-Recent Significant Accounting Pronouncements."

USE OF CERTAIN NON-GAAP FINANCIAL MEASURES

The accounting and reporting policies of the Corporation conform to GAAP in the United States and prevailing practices in the banking industry. However, certain non-GAAP measures are used by management to supplement the evaluation of the Corporation's performance. These include adjusted net income, adjusted earnings per share, adjusted ROE, adjusted ROA, ROTCE, adjusted ROTCE, tangible book value per share, price to tangible book value ratio and the following fully-taxable equivalent (FTE) measures: interest income on loans-FTE, interest income on securities-FTE, total interest income-FTE and net interest income-FTE. Interest on tax-exempt loans and securities is presented on a taxable-equivalent basis (which converts the income on loans and investments for which no income taxes are paid to the equivalent yield as if income taxes were paid) using the federal corporate income tax rate of 21 percent that was applicable for all periods presented.

Management believes that the use of these non-GAAP measures provides meaningful information about operating performance by enhancing comparability with other financial periods, other financial institutions, and between different sources of interest income. The non-GAAP measures used by management enhance comparability by excluding the effects of (1) items that do not reflect ongoing operating performance, (2) balances of intangible assets, including goodwill, that vary significantly between institutions, and (3) tax benefits that are not consistent across different opportunities for investment. These non-GAAP financial measures should not be considered an alternative to GAAP-basis financial statements, and other bank holding companies may define or calculate these or similar measures differently.

A reconciliation of the non-GAAP financial measures used by the Corporation to evaluate and measure the Corporation's performance to the most directly comparable GAAP financial measures is presented below.

(Dollars in thousands, except per share amounts)	For The Year Ended December 31,		
	2024	2023	2022
Adjusted Net Income and Adjusted Earnings Per Share			
Net income, as reported.	$ 19,918	$ 23,746	$ 29,369
Change in accounting policy election[1]	-	-	(2,151)
Branch consolidation[2]	75	-	(228)
Adjusted net income	$ 19,993	$ 23,746	$ 26,990
Weighted average shares - basic and diluted.	3,299,574	3,411,995	3,517,114
Earnings per share - basic and diluted, as reported	$ 6.01	$ 6.92	$ 8.29
Change in accounting policy election.	-	-	(0.61)
Branch consolidation.	0.02	-	(0.07)
Adjusted earnings per share - basic and diluted	$ 6.03	$ 6.92	$ 7.61
Adjusted Net Income, Community Banking Segment			
Net income, community banking segment, as reported.	$ 20,284	$ 22,928	$ 24,374
Change in accounting policy election[1].	-	-	(2,151)
Branch consolidation[2].	75	-	(228)
Adjusted net income, community banking segment	$ 20,359	$ 22,928	$ 21,995

---

[1] A change in accounting policy election for certain equity investments, primarily consisting of equity interests in an independent insurance agency and a full service title and settlement agency, resulted in fair value adjustments in the fourth quarter of 2022, which resulted in the one-time recognition of additional other income of $2.2 million, net of related income taxes of $572,000.

[2] Branch consolidation are net losses on real estate activity related to branch consolidations due to a provision for losses of $215,000 recorded on one location, offset in part by a gain on sale of $120,000 and is net of related income taxes of $20,000 for the year ended December 31, 2024. Branch consolidation are gains recognized on the sale of former bank branch locations subsequent to consolidation into nearby branches and are net of related income taxes of $61,000 for the year ended December 31, 2022.

TABLE 25: Non-GAAP Table

(Dollars in thousands, except per share amounts)	For The Year Ended December 31, 2024	2023	2022
Adjusted ROE			
Average total equity, as reported	**$ 220,856**	$ 203,261	$ 197,876
ROE, as reported	**9.02 %**	11.68 %	14.84 %
Adjusted ROE	**9.05 %**	11.68 %	13.64 %
Adjusted ROA			
Average total assets, as reported	**$ 2,494,496**	$ 2,393,497	$ 2,319,683
ROA, as reported	**0.80 %**	0.99 %	1.27 %
Adjusted ROA	**0.80 %**	0.99 %	1.16 %
Return on Average Tangible Common Equity and Adjusted Return on Average Tangible Common Equity			
Average total equity, as reported	**$ 220,856**	$ 203,261	$ 197,876
Average goodwill	**(25,191)**	(25,191)	(25,191)
Average other intangible assets	**(1,273)**	(1,538)	(1,820)
Average noncontrolling interest	**(649)**	(675)	(737)
Average tangible common equity	**$ 193,743**	$ 175,857	$ 170,128
Net income	**$ 19,918**	$ 23,746	$ 29,369
Amortization of intangibles	**260**	273	298
Net income attributable to noncontrolling interest	**(84)**	(142)	(210)
Net tangible income attributable to C&F Financial Corporation	**$ 20,094**	$ 23,877	$ 29,457
Adjusted net income	**$ 19,993**	$ 23,746	$ 26,990
Amortization of intangibles	**260**	273	298
Net income attributable to noncontrolling interest	**(84)**	(142)	(210)
Adjusted net tangible income attributable to C&F Financial Corporation	**$ 20,169**	$ 23,877	$ 27,078
Return on average tangible common equity	**10.37 %**	13.58 %	17.31 %
Adjusted return on average tangible common equity	**10.41 %**	13.58 %	15.92 %

(Dollars in thousands, except per share amounts)	For The Year Ended December 31, 2024	2023	2022
Fully Taxable Equivalent Net Interest Income			
Interest income on loans	**$ 127,089**	$ 110,938	$ 90,833
FTE adjustment	**199**	208	154
FTE interest income on loans	**$ 127,288**	$ 111,146	$ 90,987
Interest income on securities	**$ 11,131**	$ 11,954	$ 9,243
FTE adjustment	**948**	756	431
FTE interest income on securities	**$ 12,079**	$ 12,710	$ 9,674
Total interest income	**$ 139,594**	$ 124,137	$ 101,354
FTE adjustment	**1,147**	964	585
FTE interest income	**$ 140,741**	$ 125,101	$ 101,939
Net interest income	**$ 96,775**	$ 97,707	$ 93,464
FTE adjustment	**1,147**	964	585
FTE net interest income	**$ 97,922**	$ 98,671	$ 94,049

TABLE 25: Non-GAAP Table

(Dollars in thousands, except per share amounts)	December 31,			
Tangible Book Value Per Share	**2024**		**2023**	
Equity attributable to C&F Financial Corporation	$	**226,360**	$	216,878
Less goodwill		**(25,191)**		(25,191)
Less other intangible assets		**(1,147)**		(1,407)
Tangible equity attributable to C&F Financial Corporation	$	**200,022**	$	190,280
Shares outstanding		**3,233,672**		3,374,098
Book value per share	$	**70.00**	$	64.28
Tangible book value per share	$	**61.86**	$	56.40

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Corporation's primary component of market risk is interest rate volatility. Fluctuations in interest rates will affect the amount of interest income and expense the Corporation receives or pays on a significant portion of its assets and liabilities and the market value of its interest-earning assets and interest-bearing liabilities, excluding those which have a very short term until maturity. The Corporation does not subject itself to foreign currency exchange rate risk or commodity price risk due to the current nature of its operations. The Corporation has established a comprehensive enterprise risk management program to monitor risks related to its operations, including market risk, and the Corporation's Chief Risk Officer has primary responsibility for the enterprise risk management program.

The Corporation's Asset/Liability Committee meets at least quarterly with the primary objective of maximizing current and future net interest income within acceptable levels of interest rate risk while satisfying liquidity and capital requirements. Management recognizes that a certain amount of interest rate risk is inherent and appropriate. Thus the goal of interest rate risk management is to maintain a balance between risk and reward such that net interest income is maximized while risk is maintained at an acceptable level. The objective of the Corporation's liquidity management is to meet the Corporation's liquidity requirements by ensuring the continuous availability of funds to satisfy the credit needs of our customers and the demands of our depositors, creditors and investors. Stable core deposits and a strong capital position are the components of a solid foundation for the Corporation's liquidity position. Management continuously monitors cash flows, including deposit flows, loan fundings and draws, securities payments and borrowing maturities, and the impact of changes in interest rates on these cash flows. Additionally, management tracks uninsured deposits, unpledged securities and unpledged loans among other liquidity metrics.

The Corporation assumes interest rate risk in the normal course of operations. The fair values of most of the Corporation's financial instruments will change when interest rates change and that change may be either favorable or unfavorable to the Corporation. Management attempts to match maturities and repricing dates of assets and liabilities to the extent believed necessary to balance minimizing interest rate risk and increasing net interest income in current market conditions. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates, maturities and repricing dates of assets and liabilities and attempts to manage interest rate risk by adjusting terms of new loans, deposits and borrowings, by investing in securities with terms that manage the Corporation's overall interest rate risk, and in some cases by using derivative contracts to reduce the Corporation's overall exposure to changes in interest rates. The Corporation does not enter into interest rate-sensitive instruments for trading purposes.

We use simulation analysis to assess earnings at risk and economic value of equity (EVE) analysis to assess economic value at risk. These methods allow management to regularly monitor both the direction and magnitude of the Corporation's interest rate risk exposure. These modeling techniques involve assumptions and estimates that inherently cannot be measured with complete precision. Key assumptions in the analyses include maturity and repricing characteristics of both assets and liabilities, prepayments on amortizing assets, other embedded options, non-maturity deposit sensitivity and loan and deposit pricing. These assumptions are inherently uncertain due to the timing, magnitude and frequency of rate changes and changes in market conditions and management strategies, among other factors. However, the analyses are useful in quantifying risk and provide a relative gauge of the Corporation's interest rate risk position over time.

Simulation analysis evaluates the potential effect of upward and downward changes in market interest rates on future net interest income. The analysis involves changing the interest rates used in determining net interest income over the next twelve months. The resulting percentage change in net interest income in various rate scenarios is an indication of the Corporation's shorter-term interest rate risk. The analysis utilizes a "static" balance sheet approach, which assumes changes in interest rates without any management response to change the composition of the balance sheet. The measurement date balance sheet composition is maintained over the simulation time period with maturing and repayment dollars being rolled back into like instruments for new terms at current market rates. Additional assumptions are applied to modify volumes and pricing under the various rate scenarios. These assumptions include loan prepayments, time deposit early withdrawals, the sensitivity of deposit repricing to changes in market rates, withdrawal behavior of non-maturing deposits, and other factors that management deems significant.

The simulation analysis results, based on a measurement date balance sheet as of December 31, 2024 and December 31, 2023 for hypothetical changes in net interest income over the next twelve months are presented in the table below.

One-Year Net Interest Income Simulation (dollars in thousands)

| Assumed Market Interest Rate Shift | Hypothetical Change in Net Interest Income Over the Next Twelve Months as of | | | |
| | December 31, 2024 | | December 31, 2023 | |
	Dollars	Percentage	Dollars	Percentage
-300 BP shock	$ (7,568)	(6.66)%	$ (8,372)	(8.22)%
-200 BP shock	(4,687)	(4.12)	(5,137)	(5.04)
-100 BP shock	(2,040)	(1.79)	(2,352)	(2.31)
+100 BP shock	228	0.20	1,081	1.06
+200 BP shock	511	0.45	2,094	2.06
+300 BP shock	764	0.67	3,013	2.96

These results indicate that the Corporation would expect net interest income to decrease over the next twelve months assuming an immediate downward shift in market interest rates of 100 BP to 300 BP and to increase if rates shifted upward to the same degree. The simulation analysis results show the Corporation is less asset sensitive as of December 31, 2024, compared to the results as of December 31, 2023 due primarily to shifts in the mix of earnings assets and in the mix of deposits.

The EVE analysis provides information on the risk inherent in the balance sheet that might not be taken into account in the simulation analysis due to the shorter time horizon used in that analysis. The EVE of the balance sheet is defined as the discounted present value of expected asset cash flows minus the discounted present value of the expected liability cash flows. The analysis involves changing the interest rates used in determining the expected cash flows and in discounting the cash flows. The resulting percentage change in net present value in various rate scenarios is an indication of the longer term repricing risk and options embedded in the balance sheet.

The EVE analysis results are presented in the table below.

Static EVE Change (dollars in thousands)

| Assumed Market Interest Rate Shift | Hypothetical Change in EVE as of | | | |
| | December 31, 2024 | | December 31, 2023 | |
	Dollars	Percentage	Dollars	Percentage
-300 BP shock	$ (25,260)	(6.49)%	$ (28,719)	(7.51)%
-200 BP shock	(9,335)	(2.40)	(10,881)	(2.85)
-100 BP shock	270	0.07	(1,397)	(0.37)
+100 BP shock	(6,771)	(1.74)	(1,945)	(0.51)
+200 BP shock	(13,022)	(3.34)	(5,012)	(1.31)
+300 BP shock	(20,439)	(5.25)	(11,062)	(2.89)

These results as of December 31, 2024 indicate that the EVE would decrease assuming an immediate downward shift in market interest rates of 200 BP to 300 BP, would increase if rates shifted downward 100 BP and would decrease if rates immediately shifted upward 100 BP to 300 BP. As of December 31, 2024, the Corporation's EVE is more sensitive to increases in rates and less sensitive to decreases in rates compared to its position as of December 31, 2023 due primarily to shifts in the mix of earning assets and in the mix of deposits and borrowings, which impacted the overall duration of both assets and liabilities.

Certain shortcomings are inherent in the methodology used in the above interest rate risk analyses. Modeling changes in forecasted cash flows and EVE requires making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates, and certain assumed scenarios may be impractical to model under different economic circumstances. In a falling rate environment, the analyses assume that rate-sensitive assets are repriced downward, subject to floors on certain loans, while certain deposit rates are not allowed to decrease below zero.

The Corporation uses interest rate swaps to manage select exposures to interest rate risk. Interest rate swaps involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional principal amount and maturity date with no exchange of underlying principal amounts. The Corporation has interest rate swaps that qualify as cash flow hedges. The cash flow hedges effectively modify the Corporation's exposure to interest rate risk associated with the Corporation's trust preferred capital notes by converting variable rates of interest on the trust preferred capital notes to fixed rates of interest for periods ending between June 2026 and June 2029. Also, as part of the Corporation's overall strategy for maximizing net interest income while managing interest rate risk, the Corporation enters into interest rate swaps in connection with originating loans to certain commercial borrowers as a means to offer a fixed-rate instrument to the borrower while effectively retaining a variable-rate exposure.

The mortgage banking segment enters into IRLCs with customers to originate loans for which the interest rates are determined prior to funding. The mortgage banking segment then mitigates interest rate risk on these IRLCs and loans held for sale by entering into forward sales contracts with investors at the time that interest rates are locked for loans to be delivered on a best efforts basis. IRLCs are derivative financial instruments.

We believe that our current interest rate exposure is manageable and within our current interest rate risk guidelines.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

C&F FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	
(Dollars in thousands, except per share amounts)	**2024**	**2023**
Assets		
Cash and due from banks	$ 16,163	$ 16,382
Interest-bearing deposits in other banks	49,423	58,777
Total cash and cash equivalents	65,586	75,159
Securities—available for sale at fair value, amortized cost of $448,616 and $494,092, respectively	418,625	462,444
Loans held for sale, at fair value	20,112	14,176
Loans, net of allowance for credit losses of $40,087 and $39,651, respectively	1,880,311	1,702,488
Restricted stock, at cost	3,592	2,925
Corporate premises and equipment, net	40,118	41,914
Other real estate owned, net of valuation allowance of $215 and $0, respectively	1,316	—
Accrued interest receivable	10,592	10,398
Goodwill	25,191	25,191
Other intangible assets, net	1,147	1,407
Bank-owned life insurance	21,191	21,464
Net deferred tax asset	17,719	18,731
Other assets	57,874	62,201
Total assets	$ 2,563,374	$ 2,438,498
Liabilities		
Deposits		
Noninterest-bearing demand deposits	$ 526,069	$ 549,367
Savings and interest-bearing demand deposits	826,462	843,564
Time deposits	818,329	673,199
Total deposits	2,170,860	2,066,130
Short-term borrowings	28,994	58,223
Long-term borrowings	68,158	25,894
Trust preferred capital notes	25,457	25,422
Accrued interest payable	4,403	3,493
Other liabilities	38,532	41,820
Total liabilities	2,336,404	2,220,982
Commitments and contingent liabilities (Note 18)		
Equity		
Common stock ($1.00 par value, 8,000,000 shares authorized, 3,233,672 and 3,374,098 shares issued and outstanding, respectively, includes 119,778 and 135,694 of unvested shares, respectively)	3,114	3,238
Additional paid-in capital	36	6,567
Retained earnings	247,814	233,760
Accumulated other comprehensive loss, net	(24,604)	(26,687)
Equity attributable to C&F Financial Corporation	226,360	216,878
Noncontrolling interest	610	638
Total equity	226,970	217,516
Total liabilities and equity	$ 2,563,374	$ 2,438,498

See notes to consolidated financial statements.

C&F FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

			Year Ended December 31,			
(Dollars in thousands, except per share amounts)		2024		2023		2022
Interest income						
Interest and fees on loans	$	127,089	$	110,938	$	90,833
Interest on interest-bearing deposits and federal funds sold		1,374		1,245		1,278
Interest and dividends on securities						
U.S. treasury, government agencies and corporations		1,682		3,491		2,859
Mortgage-backed securities		3,909		3,669		3,178
Tax-exempt obligations of states and political subdivisions		3,568		2,844		1,623
Taxable obligations of states and political subdivisions		739		726		656
Corporate and other		1,233		1,224		927
Total interest income		139,594		124,137		101,354
Interest expense						
Savings and interest-bearing deposits		6,594		5,275		2,228
Time deposits		31,465		15,112		2,996
Borrowings		3,429		4,850		1,502
Trust preferred capital notes		1,331		1,193		1,164
Total interest expense		42,819		26,430		7,890
Net interest income		96,775		97,707		93,464
Provision for credit losses		13,250		8,275		3,172
Net interest income after provision for credit losses		83,525		89,432		90,292
Noninterest income						
Gains on sales of loans		6,064		5,780		7,498
Interchange income		6,178		6,187		6,030
Service charges on deposit accounts		4,288		4,330		4,306
Investment income from other equity interests		960		677		3,138
Mortgage banking fee income		2,286		2,110		2,931
Wealth management services income, net		2,993		2,564		2,442
Mortgage lender services income		2,049		2,048		1,667
Other service charges and fees		1,901		1,643		1,577
Net losses on sales, maturities and calls of available for sale securities		—		(5)		—
Other income (loss), net		3,819		4,281		(377)
Total noninterest income		30,538		29,615		29,212
Noninterest expenses						
Salaries and employee benefits		53,578		54,876		47,867
Occupancy		8,397		7,993		8,564
Data processing		11,314		10,874		10,514
Professional fees		3,611		2,752		2,767
Insurance expense		1,832		1,659		1,049
Marketing and advertising expenses		1,213		1,548		1,805
Loan processing and collection expenses		2,661		3,317		3,978
Other		7,324		6,864		5,996
Total noninterest expenses		89,930		89,883		82,540
Income before income taxes		24,133		29,164		36,964
Income tax expense		4,215		5,418		7,595
Net income		19,918		23,746		29,369
Less net income attributable to noncontrolling interest		84		142		210
Net income attributable to C&F Financial Corporation	$	19,834	$	23,604	$	29,159
Net income per share - basic and diluted	$	6.01	$	6.92	$	8.29

See notes to consolidated financial statements.

C&F FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Dollars in thousands)	Year Ended December 31,		
	2024	2023	2022
Net income	$ 19,918	$ 23,746	$ 29,369
Other comprehensive income (loss), net of tax:			
Securities available for sale	1,309	10,182	(35,621)
Defined benefit plan	955	484	(1,181)
Cash flow hedges	(181)	(395)	1,931
Other comprehensive income (loss), net of tax	2,083	10,271	(34,871)
Comprehensive income (loss)	22,001	34,017	(5,502)
Less comprehensive income attributable to noncontrolling interest	84	142	210
Comprehensive income (loss) attributable to C&F Financial Corporation	$ 21,917	$ 33,875	$ (5,712)

See notes to consolidated financial statements.

C&F FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY

	Attributable to C&F Financial Corporation					
(Dollars in thousands, except per share amounts)	Common Stock	Additional Paid - In Capital	Retained Earnings	Accumulated Other Comprehensive Loss, Net	Noncontrolling Interest	Total Equity
Balance December 31, 2021	$ 3,405	$ 15,189	$ 193,811	$ (2,087)	$ 706	$ 211,024
Comprehensive loss:						
Net income	—	—	29,159	—	210	29,369
Other comprehensive loss	—	—	—	(34,871)	—	(34,871)
Share-based compensation	—	1,973	—	—	—	1,973
Restricted stock vested	26	(26)	—	—	—	—
Common stock issued	4	180	—	—	—	184
Common stock purchased	(104)	(5,269)	—	—	—	(5,373)
Cash dividends declared ($1.64 per share)	—	—	(5,756)	—	—	(5,756)
Distributions to noncontrolling interest	—	—	—	—	(317)	(317)
Balance December 31, 2022	$ 3,331	$ 12,047	$ 217,214	$ (36,958)	$ 599	$ 196,233
Adoption of new accounting standard (Note 2)	—	—	(1,072)	—	—	(1,072)
Comprehensive income:						
Net income	—	—	23,604	—	142	23,746
Other comprehensive income	—	—	—	10,271	—	10,271
Share-based compensation	—	1,994	—	—	—	1,994
Restricted stock vested	43	(43)	—	—	—	—
Common stock issued	3	188	—	—	—	191
Common stock purchased	(139)	(7,619)	—	—	—	(7,758)
Cash dividends declared ($1.76 per share)	—	—	(5,986)	—	—	(5,986)
Distributions to noncontrolling interest	—	—	—	—	(103)	(103)
Balance December 31, 2023	**$ 3,238**	**$ 6,567**	**$ 233,760**	**$ (26,687)**	**$ 638**	**$ 217,516**
Comprehensive income:						
Net income	**—**	**—**	**19,834**	**—**	**84**	**19,918**
Other comprehensive income	**—**	**—**	**—**	**2,083**	**—**	**2,083**
Share-based compensation	**—**	**1,923**	**—**	**—**	**—**	**1,923**
Restricted stock vested	**47**	**(47)**	**—**	**—**	**—**	**—**
Common stock issued	**4**	**179**	**—**	**—**	**—**	**183**
Common stock purchased	**(175)**	**(8,586)**	**—**	**—**	**—**	**(8,761)**
Cash dividends declared ($1.76 per share)	**—**	**—**	**(5,780)**	**—**	**—**	**(5,780)**
Distributions to noncontrolling interest	**—**	**—**	**—**	**—**	**(112)**	**(112)**
Balance December 31, 2024	**$ 3,114**	**$ 36**	**$ 247,814**	**$ (24,604)**	**$ 610**	**$ 226,970**

See notes to consolidated financial statements.

C&F FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	Year Ended December 31, 2024	2023	2022
Operating activities:			
Net income	$ 19,918	$ 23,746	$ 29,369
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	13,250	8,275	3,172
Accretion of certain acquisition-related discounts, net	(612)	(989)	(1,499)
Share-based compensation	1,923	1,994	1,973
Depreciation and amortization	3,857	3,879	4,356
Amortization of premiums and accretion of discounts on securities, net	1,270	1,493	2,292
Deferred income taxes	474	902	708
Reversal of provision for indemnifications	(460)	(585)	(858)
Income from bank-owned life insurance	(849)	(388)	(620)
Pension expense	882	925	639
Pension contribution	(1,000)	—	(2,000)
Proceeds from sales of loans held for sale	527,628	504,716	772,555
Origination of loans held for sale	(528,608)	(498,134)	(699,459)
Gains on sales of loans held for sale	(6,064)	(5,780)	(7,498)
Other gains, net	(126)	(44)	(3,173)
Change in other assets and liabilities:			
Accrued interest receivable	(194)	(1,416)	(2,172)
Other assets	7,676	(1,641)	(2,700)
Accrued interest payable	910	2,543	235
Other liabilities	(1,387)	(685)	(4,761)
Net cash provided by operating activities	38,488	38,811	90,559
Investing activities:			
Proceeds from sales, maturities and calls of securities available for sale and payments on mortgage-backed securities	100,601	100,812	55,328
Purchases of securities available for sale	(56,395)	(39,275)	(242,228)
Purchases of time deposits, net	977	(7)	(494)
Repayments on loans held for investment by non-bank affiliates	158,961	158,761	175,340
Purchases of loans held for investment by non-bank affiliates	(169,848)	(162,454)	(284,428)
Net increase in community banking loans held for investment	(179,521)	(110,885)	(116,663)
Purchases of corporate premises and equipment	(3,486)	(1,459)	(3,394)
Changes in collateral posted with other financial institutions, net	—	—	3,880
Other investing activities, net	71	(1,832)	1,380
Net cash used in investing activities	(148,640)	(56,339)	(411,279)
Financing activities:			
Net (decrease) increase in demand and savings deposits	(40,400)	(229,634)	133,673
Net increase (decrease) in time deposits	145,130	291,904	(44,427)
Net (decrease) increase in short-term borrowings	(29,228)	21,632	1,857
Proceeds from long-term borrowings	40,000	—	—
Repayments of long-term borrowings	—	(4,000)	—
Repurchases of common stock	(8,761)	(7,758)	(5,373)
Cash dividends paid	(5,780)	(5,986)	(5,756)
Other financing activities, net	(382)	(132)	(338)
Net cash provided by financing activities	100,579	66,026	79,636
Net (decrease) increase in cash and cash equivalents	(9,573)	48,498	(241,084)
Cash and cash equivalents at beginning of period	75,159	26,661	267,745
Cash and cash equivalents at end of period	$ 65,586	$ 75,159	$ 26,661
Supplemental cash flow disclosures:			
Interest paid	$ 41,874	$ 23,859	$ 7,699
Income taxes paid	523	6,073	8,019
Supplemental disclosure of noncash investing and financing activities:			
Transfers from corporate premises and equipment to other real estate owned	$ 1,827	$ —	$ 423
Adoption of new accounting standard	—	1,072	—
Liabilities assumed to acquire right of use assets at lease commencement	2,730	775	888
Transfers from loans held for sale to loans held for investment	—	—	1,425

See notes to consolidated financial statements.

C&F FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of C&F Financial Corporation (the Corporation), its direct wholly-owned subsidiary, Citizens and Farmers Bank (the Bank or C&F Bank), and indirect subsidiaries that are wholly-owned or controlled. Subsidiaries that are less than wholly owned are fully consolidated if they are controlled by the Corporation or one of its subsidiaries, and the portion of any subsidiary not owned by the Corporation is reported as noncontrolling interest. All significant intercompany accounts and transactions have been eliminated in consolidation. In addition, the Corporation owns all of the common stock of C&F Financial Statutory Trust I, C&F Financial Statutory Trust II, and Central Virginia Bankshares Statutory Trust I, all of which are unconsolidated subsidiaries. The subordinated debt owed to these trusts is reported as liabilities of the Corporation. The accounting and reporting policies of the Corporation conform to accounting principles generally accepted in the United States of America (GAAP) and to predominant practices within the banking industry.

Nature of Operations: The Corporation is a bank holding company incorporated under the laws of the Commonwealth of Virginia. The Corporation owns all of the stock of its subsidiary, C&F Bank, which is an independent commercial bank chartered under the laws of the Commonwealth of Virginia.

C&F Bank has five wholly-owned subsidiaries: C&F Mortgage Corporation (C&F Mortgage), C&F Finance Company (C&F Finance), C&F Wealth Management Corporation (C&F Wealth Management), C&F Insurance Services, Inc. (C&F Insurance), and CVB Title Services, Inc. (CVB Title), all incorporated under the laws of the Commonwealth of Virginia. C&F Mortgage, organized in September 1995, originates and sells residential mortgages, provides mortgage loan origination services to third-party lenders and, through its subsidiary Certified Appraisals LLC, provides ancillary mortgage loan production services for residential appraisals. C&F Mortgage owns a 51 percent interest in C&F Select LLC, which was organized in January 2019 and is also engaged in the business of originating and selling residential mortgages. C&F Finance, acquired in September 2002, is a finance company purchasing automobile, marine and recreational vehicle (RV) loans through indirect lending programs. C&F Wealth Management, organized in April 1995, is a full-service brokerage firm offering a comprehensive range of wealth management services and insurance products through third-party service providers. C&F Insurance and CVB Title were organized for the primary purpose of owning equity interests in an independent insurance agency and a full service title and settlement agency, respectively. Business segment data is presented in Note 20.

Basis of Presentation: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses and evaluation of goodwill for impairment. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are necessary for a fair presentation of the results of operations in these financial statements, have been made.

Reclassification: Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation. None of these reclassifications are considered material.

Significant Group Concentrations of Credit Risk: States in which significant concentrations of the Corporation's lending activities exist include Virginia, Georgia, Ohio, and Tennessee. At December 31, 2024, 55 percent of the Corporation's loan portfolio consisted of commercial loans, which include loans secured by real estate for builder lines, acquisition and development and commercial development, as well as commercial loans secured by personal property. In addition, 25 percent of the Corporation's loan portfolio consisted of consumer finance loans to individuals, secured by automobiles and marine and RVs. The Corporation does not have any significant loan concentrations to any one customer. Additional information about the Corporation's lending activities is presented in Note 4.

Cash and Cash Equivalents: For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash, balances due from banks, interest-bearing deposits in banks and federal funds sold, all of which mature within 90 days. The Bank had historically been required to maintain cash reserve balances on hand or with the Federal Reserve Bank (FRB). At December 31, 2024 there was no minimum reserve requirement as a result of a rule adopted by the FRB in March 2020 eliminating the reserve requirement.

Securities: Investments in debt securities are classified as either held to maturity, available for sale, or trading, based on management's intent. Currently all of the Corporation's debt securities are classified as available for sale. Available for sale debt securities are carried at estimated fair value with the corresponding unrealized gains and losses recognized in other comprehensive income (loss). Gains or losses are recognized in net income on the trade date using the amortized cost of the specific security sold. Purchase premiums are recognized in interest income using the effective interest rate method over the period from purchase to maturity or, for callable securities, the earliest call date, and purchase discounts are recognized in the same manner from purchase to maturity.

Impairment of debt securities occurs when the fair value of a security is less than its amortized cost. The Corporation has elected to exclude accrued interest receivable from the amortized cost basis. For debt securities available for sale, impairment is recognized in its entirety in net income if either (i) we intend to sell the security or (ii) it is more-likely-than-not that we will be required to sell the security before recovery of its amortized cost basis. If, however, the Corporation does not intend to sell the security and it is not more-likely-than-not that the Corporation will be required to sell the security before recovery, the Corporation evaluates unrealized losses to determine whether a decline in fair value below amortized cost basis is a result of a credit loss, which occurs when the amortized cost basis of the security exceeds the present value of the cash flows expected to be collected from the security, or other factors such as changes in market interest rates. If a credit loss exists, an allowance for credit losses is recorded that reflects the amount of the impairment related to credit losses, limited by the amount by which the security's amortized cost basis exceeds its fair value. Changes in the allowance for credit losses are recorded in net income in the period of change and are included in provision for credit losses. Changes in the fair value of debt securities available for sale not resulting from credit losses are recorded in other comprehensive income (loss). The Corporation regularly reviews unrealized losses in its investments in securities and cash flows expected to be collected from impaired securities based on criteria including the extent to which market value is below amortized cost, the financial health of and specific prospects for the issuer, the Corporation's intention with regard to holding the security to maturity and the likelihood that the Corporation would be required to sell the security before recovery.

Loans Held for Sale: The Corporation has elected to use a fair value accounting option for loans originated for resale by its mortgage banking segment. These loans are classified as loans held for sale (LHFS) and are measured at fair value in accordance with Accounting Standards Codification (ASC) Topic 820 - *Fair Value Measurement,* with changes in fair value reported in net income as a component of "Gains on sales of loans." Substantially all loans originated by the mortgage banking segment are held for sale to outside investors.

Loans Held for Investment: The Corporation makes mortgage, commercial and consumer loans to customers. The Corporation's recorded investment in loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally is reported at the unpaid principal balances adjusted for charges-offs, unearned discounts, any deferred fees or costs on originated loans, and the allowance for credit losses. The Corporation has elected to exclude accrued interest receivable from the amortized cost basis. Interest on loans is credited to operations based on the principal amount outstanding. Loan fees and origination costs are deferred and the net amount is amortized as an adjustment of the related loan's yield using the level-yield method. The Corporation is amortizing these amounts over the estimated life of the related loans.

Loans acquired in a business combination are recorded at estimated fair value on the date of acquisition. In the case of loans that have experienced more than insignificant deterioration in credit quality since origination as of the acquisition date, the loan's amortized cost basis is increased above estimated fair value by the amount of expected credit losses as of the acquisition date, and a corresponding allowance for credit losses is also recorded. Any remaining non-credit discount or premium for such purchased loans with credit deterioration (or PCD loans) and any fair value discount or premium for non-PCD loans is accreted or amortized as an adjustment to yield over the estimated lives of the loans using the level-yield method. There is no allowance for credit losses established for non-PCD loans as part of a business combination.

Subsequent to a business combination, an allowance for credit losses for non-PCD loans is established through charges to earnings in the form of a provision for credit losses.

A loan's past due status is based on the contractual due date of the most delinquent payment due. Loans are generally placed on nonaccrual status when the collection of principal or interest is 90 days or more past due, or earlier, if collection is uncertain based on an evaluation of the net realizable value of the collateral and the financial strength of the borrower. Any accrued interest receivable on loans placed on nonaccrual status is reversed by an adjustment to interest income. Loans greater than 90 days past due may remain on accrual status if management determines it has adequate collateral to cover the principal and interest. For those loans that are carried on nonaccrual status, payments are first applied to principal outstanding. A loan may be returned to accrual status if the borrower has demonstrated a sustained period of repayment performance in accordance with the contractual terms of the loan and there is reasonable assurance the borrower will continue to make payments as agreed. These policies are applied consistently across our loan portfolio.

In the ordinary course of business, the Corporation has entered into commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the Consolidated Balance Sheets when they are funded.

Allowance for Credit Losses on Loans: The allowance for credit losses on loans is established through charges to earnings in the form of a provision for credit losses. Loan losses are charged against the allowance for credit losses for the difference between the carrying value of the loan and the estimated net realizable value or fair value of the collateral, if collateral dependent, when management believes that the collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance represents management's current estimate of expected credit losses over the contractual term of loans held for investment, and is recorded at an amount that, in management's judgment, reduces the recorded investment in loans to the net amount expected to be collected. No allowance for credit loss is recorded on accrued interest receivable and amounts written-off are reversed by an adjustment to interest income. Management's judgment in determining the level of the allowance is based on evaluations of historical loan losses, current conditions and reasonable and supportable forecasts relevant to the collectability of loans. Loans that share common risk characteristics are evaluated collectively using a discounted cash flow approach for all loans except for overdraft balances, which are evaluated using a loss rate approach. The discounted cash flow approach used by the Corporation utilizes loan-level cash flow projections and pool-level assumptions.

For commercial (except for loans to states and political subdivisions) and consumer loans, cash flow projections and estimated expected losses are based in part on twelve-month forecasts of the national unemployment rate that are reasonable and supportable and external observations of historical loan losses. Forecasts of the national unemployment rate are derived from the Federal Open Markets Committee of the Federal Reserve Board and incorporated into the estimate of expected credit losses using a statistical regression analysis. For periods beyond those for which reasonable and supportable forecasts are available, projections are based on a reversion of the national unemployment rate from the last forecast to a historical average level over the following six months. Cash flow projections and estimated expected losses for loans to states and political subdivisions are based on external loss observations for state and municipal debt obligations. For consumer finance loans, cash flow projections and estimated expected losses reflect historical average loss experience based on internal observations for auto loans and based on external loss observations for marine and RV loans.

Management's estimate of the allowance for credit losses on loans that are collectively evaluated also includes a qualitative assessment of available information relevant to assessing collectability that is not captured in the loss estimation process. Factors considered by management include changes and expected changes in general market, economic and business conditions; the nature and volume of the loan portfolio; the volume and severity of delinquencies and adversely classified loan balances and the value of underlying collateral. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. The evaluation also considers the following risk characteristics that are inherent in the loan portfolio:

- Commercial loans are comprised of mortgage loans on commercial real estate, real estate acquisition, development and constructions loans, and other business lending, and carry risks associated with the successful operation of a business or a real estate project and changes in the value of collateral. In addition to other risks associated with the ownership of real estate, the repayment of these loans may be dependent upon the profitability and cash flows of the business or project. Construction loans, which include loans to individuals for the construction of a residence that generally will be occupied by the borrower, also bear the risk that the general contractor, who may or may not be a loan customer, may be unable to finish the construction project as planned because of financial pressure unrelated to the project. In addition, there is risk associated with the value of collateral other than real estate which may depreciate over time and cannot be appraised with as much precision.

- Consumer loans are comprised primarily of residential mortgage loans and home equity lines secured by residential real estate and carry risks associated with the continued credit-worthiness of the borrower and changes in the value of the collateral.

- Consumer finance loans are comprised of indirect financing for purchases of automobiles and marine and RVs and carry risks associated with the continued credit-worthiness of the borrower and changes in the value of the collateral, which are typically rapidly-depreciating vehicles. Consumer finance loans are more likely than real estate loans to be immediately adversely affected by job loss, divorce, illness or personal bankruptcy.

Loans that do not share common risk characteristics with other loans are evaluated individually and are not included in the collective analysis. The allowance for credit losses on loans that are individually evaluated may be estimated based on their expected cash flows, or, in the case of loans for which repayment is expected substantially through the operation or sale of collateral when the borrower is experiencing financial difficulty, may be measured based on the fair value of the collateral less estimated costs to sell.

Commercial and consumer loans are assigned loan classification ratings based on their credit quality and risk of loss. These loan ratings are reviewed on a quarterly basis and updated as new information becomes available. The characteristics of these loan ratings are as follows:

- Pass rated loans are to persons or business entities with an acceptable financial condition, appropriate collateral margins, appropriate cash flow to service the existing loan, and an appropriate leverage ratio. The borrower has paid all obligations as agreed and it is expected that this type of payment history will continue. When necessary, acceptable personal guarantors support the loan.

- Special mention loans have a specific, identified weakness in the borrower's operations and in the borrower's ability to generate positive cash flow on a sustained basis. The borrower's recent payment history may be characterized by late payments. The Corporation's risk exposure is mitigated by collateral supporting the loan. The collateral is considered to be well-margined, well-maintained, accessible and readily marketable.

- Substandard loans are considered to have specific and well-defined weaknesses that jeopardize the viability of the Corporation's credit extension. The payment history for the loan has been inconsistent and the expected or projected primary repayment source may be inadequate to service the loan. The estimated net liquidation value of the collateral pledged and/or ability of the personal guarantor(s) to pay the loan may not adequately protect the Corporation. There is a distinct possibility that the Corporation will sustain some loss if the deficiencies associated with the loan are not corrected in the near term.

- Substandard nonaccrual loans have the same characteristics as substandard loans, however, they have a nonaccrual classification because it is probable that the Corporation will not be able to collect all amounts due.

- Doubtful rated loans have all the weaknesses inherent in a loan that is classified substandard but with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is extremely high.

- Loss rated loans are not considered collectible under normal circumstances and there is no realistic expectation for any future payment on the loan. Loss rated loans are fully charged off.

For consumer finance loans, the Corporation utilizes credit scores based on the methods developed and defined by the Fair Isaac Corporation (FICO) as a key indicator of the risk of loss to manage the portfolio and estimate the allowance for credit losses. A FICO Score is a three-digit number based on the information in an applicant's credit reports. It helps lenders determine how likely an applicant is to repay a loan. This, in turn, affects the loan amount that may be approved, repayment terms, and interest rate. Consumer finance loans are assigned a credit rating based on borrowers' credit scores at the time of origination and are categorized within ranges of credit ratings used internally that parallel FICO Score rating bands. The Corporation monitors the consumer finance loan portfolio by past due status (refer to Note 3) and by credit rating at the time of origination, which the Corporation believes serves as a relevant indicator of aggregate credit quality and risk of loan defaults in the portfolio based upon the use of FICO Scores over time for loan approval decisions and through experience analyzing loss patterns. The characteristics of these credit ratings and our thresholds are as follows:

- Very Good (>739) and Good (670-739) credit rated borrowers are near or above the average FICO Score of consumers. Borrowers generally have limited to no prior credit difficulties or have shown extensive creditworthiness over a recent period of time.

- Fairly Good (625-669) and Fair (580-624) credit rated borrowers are approaching or slightly below the average FICO Score of consumers but typically have a credit profile acceptable to most lenders. Borrowers may have experienced minor credit difficulties or have a relatively limited credit history.

- Marginal (<580) credit rated borrowers are well below the average FICO Score of consumers. Borrowers may have limited access to traditional financing due to having experienced prior credit difficulties or have a limited credit history. The risk of future charge-offs is higher.

Reserve for Unfunded Commitments: The Corporation records a reserve, reported in other liabilities, for expected credit losses on commitments to extend credit that are not unconditionally cancelable by the Corporation. The reserve for unfunded commitments is measured based on the principles utilized in estimating the allowance for credit losses on loans and an estimate of the amount of unfunded commitments expected to be advanced. Changes in the reserve for unfunded commitments are recorded through the provision for credit losses.

Allowance for Indemnifications: The allowance for indemnifications is established through charges to earnings in the form of a provision for indemnifications, which is included in other noninterest expenses. A loss is charged against the allowance for indemnifications when a purchaser of a loan (investor) sold by the mortgage banking segment incurs a validated indemnified loss due to borrower misrepresentation, fraud, early payment default or underwriting error.

The allowance represents an amount that, in management's judgment, will be adequate to absorb any losses that are probable of arising from valid indemnification requests for loans that have been sold by the mortgage banking segment. Management's judgment in determining the level of the allowance is based on the volume of loans sold, historical experience, current economic conditions, changes in operational and compliance processes, and information provided by investors. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Other Real Estate Owned (OREO): Assets acquired through, or in lieu of, foreclosure are held for sale and are initially recorded at fair value less estimated costs to sell at the date of foreclosure. Physical possession of residential real estate securing consumer mortgage loans occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or similar legal agreement. Subsequent to foreclosure, management periodically performs valuations of the foreclosed assets based on updated appraisals, general market conditions, recent sales of similar properties, length of time the properties have been held, and our ability and intention with regard to continued ownership of the properties. The Corporation may incur additional write-downs of foreclosed assets to fair value less estimated costs to sell if valuations indicate a further deterioration in market conditions. Revenue and expenses from operations and changes in the property valuations are included in other noninterest expenses and improvements are capitalized.

The Corporation records a gain/loss from the sale of OREO when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Corporation finances the sale of OREO to the buyer, the Corporation assesses whether the buyer is committed to perform the obligations under the contract and whether collectability of the transaction price is probable. In determining the gain/loss on the sale, the Corporation adjusts the transaction price and the related gain/loss on sale if a significant financing component is present.

Repossessed Assets: Repossessed assets primarily consist of vehicles repossessed by C&F Finance due to borrowers' payment defaults. The repossession process is generally initiated after a loan becomes more than 60 days delinquent. Most customers have an opportunity to redeem their repossessed vehicles by paying all outstanding balances, including finance charges and fees. Vehicles that are not redeemed within a prescribed waiting period following repossession are then reclassified from loans to repossessed assets available-for-sale (included in other assets) and recorded initially at fair value less estimated costs to sell. The difference between the carrying amount of each loan and the fair value of the vehicle (i.e., the deficiency) is charged against the allowance for credit losses. The waiting period is determined as the length of time after repossession that C&F Finance is prohibited to sell the vehicle under the laws of the state where the vehicle was repossessed. Accounts still in process of collection or for which the Corporation does not have the legal right to sell continue to be classified as loans until such legal authority is obtained. At December 31, 2024, repossessed vehicles at fair value less estimated costs to sell included in other assets totaled $779,000, compared to $646,000 at December 31, 2023.

Repossession expense includes the costs to repossess and sell vehicles. These costs include transportation, storage, rekeying, condition reports, legal fees, fees paid to repossession agents and auction fees. These costs are included in noninterest expenses.

Corporate Premises and Equipment: Land is carried at cost. Buildings and equipment are carried at cost less accumulated depreciation computed using a straight-line method over the estimated useful lives of the assets. Estimated useful lives range from ten to forty years for buildings and from three to ten years for equipment, furniture and fixtures. Leasehold improvements are amortized over the shorter of the life of the related lease or the estimated useful life of the related asset. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Upon sale or retirement of depreciable properties, the cost and related accumulated depreciation are netted against proceeds and any resulting gain or loss is included in income.

Goodwill: The Corporation's goodwill was recognized in connection with past business combinations and is reported at the community banking segment and the consumer finance segment. The Corporation reviews the carrying value of goodwill at least annually or more frequently if certain impairment indicators exist. In testing goodwill for impairment, the Corporation may first consider qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, we conclude that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then no further testing is required and the goodwill of the reporting unit is not impaired. If the Corporation elects to bypass the qualitative assessment or if we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the fair value of the reporting unit is compared with its carrying amount to determine whether an impairment exists.

Transfer of Financial Assets: Transfers of loans are accounted for as sales when control over the loans has been surrendered. Control over transferred loans is deemed to be surrendered when (1) the loans have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred loans and (3) the Corporation does not maintain effective control over the transferred loans through an agreement to repurchase them before their maturity.

Income Taxes: The Corporation determines deferred income tax assets and liabilities based on temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense includes taxes on income or loss that is taxable in the period and changes during the period in deferred tax assets and liabilities. The effects of changes in tax law are recognized in income tax expense in the period in which the changes are enacted.

C&F Bank invests in qualified affordable housing projects through housing equity funds, the purpose of which is to encourage investment in low-income residential property development in Virginia by providing a return on investment through federal income tax credits and other tax benefits on losses generated by the projects. C&F Bank recognizes its share of losses on these projects as a component of income tax expense.

The benefit of an uncertain tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination by the applicable taxing authority, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. Interest and penalties associated with unrecognized tax benefits are recognized as a component of income tax expense.

Retirement Plan: The Corporation recognizes the overfunded or underfunded status of its defined benefit pension plan as an asset or liability in its Consolidated Balance Sheets, measured as the difference between plan assets at fair value and the projected benefit obligation as of December 31. Net periodic pension cost or income is recorded each period based on actuarially determined amounts in accordance with GAAP and recognized in salaries and employment benefits and other noninterest expense in the Consolidated Statements of Income. Actuarial determinations of net periodic pension cost are based on assumptions related to discount rates, rates of return on plan assets, employee compensation and mortality and interest crediting rates. Other changes in the overfunded or underfunded status of the pension plan are recorded in the year in which the changes occur through other comprehensive income (loss). The Corporation records lump sum benefit payments as a settlement of a portion of its pension benefit obligation only if, in the aggregate for a given year, they exceed the sum of the annual service cost and interest cost for the pension plan. Upon recognition of any settlement, a related portion of unrecognized actuarial gains or losses in accumulated other comprehensive income (loss) are reclassified into net income through net periodic pension cost.

Share-Based Compensation: Share-based compensation expense for grants of restricted shares is accounted for using the fair value of the Corporation's common stock on the date the restricted shares are awarded. Compensation expense for restricted shares is charged to income ratably over the required service period. Forfeitures reduce compensation expense for the periods in which forfeitures actually occur. Income tax windfalls or shortfalls related to the amount deductible upon vesting of restricted stock awards is recorded in income tax expense in the period the stock awards become vested.

Earnings Per Share: The Corporation applies the two-class method of computing basic and diluted earnings per share (EPS), which allocates a portion of undistributed earnings to the Corporation's unvested restricted shares awarded to employees and non-employee directors. These restricted shares are participating securities which contain rights to nonforfeitable dividends prior to vesting. Accordingly, the weighted average number of shares outstanding used in the calculation of basic and diluted EPS includes both common shares and unvested restricted shares outstanding. EPS calculations are presented in Note 12.

Derivative Financial Instruments: The Corporation recognizes derivative financial instruments at fair value as either an other asset or other liability in the Consolidated Balance Sheets. The Corporation's derivative financial instruments include (1) interest rate swaps that qualify and are designated as cash flow hedges on the Corporation's trust preferred capital notes, (2) interest rate swaps with certain qualifying commercial loan customers and dealer counterparties and (3) interest rate contracts arising from mortgage banking activities, including interest rate lock commitments (IRLCs) on mortgage loans. The gain or loss on the Corporation's cash flow hedges is reported as a component of other comprehensive income (loss), net of deferred income taxes, and reclassified into earnings in the same period(s) during which the hedged transactions affect earnings. IRLCs and interest rate swaps with loan customers and dealer counterparties are not designated as hedging instruments, and therefore changes in the fair value of these instruments are reported as noninterest income. The Corporation's derivative financial instruments are described more fully in Note 21.

Leases: The Corporation's leases comprise primarily operating and financing leases of real estate and office equipment in which the Corporation or one of its subsidiaries is the lessee. The Corporation recognizes a lease liability and a right-of-use asset in connection with leases in which it is a lessee, except for leases with a term of twelve months or less. A lease liability represents the Corporation's obligation to make future payments under lease contracts, and a right-of-use asset represents the Corporation's right to control the use of the underlying property during the lease term. Lease liabilities and right-of-use assets are recognized upon commencement of a lease and measured as the present value of lease payments over the lease term, discounted at the incremental borrowing rate of the lessee. The Corporation has elected not to separate lease and nonlease components within the same contract and instead to account for the entire contract as a lease.

Service Charges on Deposit Accounts: The Corporation earns fees from its deposit customers for overdraft and account maintenance services. Overdraft fees are recognized when the overdraft occurs. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Corporation satisfies the performance obligation.

Other Service Charges and Fees: The Corporation earns fees from its customers for transaction-based services. Such services include ATM, stop payment and wire transfer fees at the community banking segment and on-line payment processing fees at the consumer finance segment. In each case, these service charges and fees are recognized in income at the time or within the same period that the Corporation's performance obligation is satisfied.

Interchange Income: The Corporation earns interchange fees from debit and credit cardholder transactions conducted through various payment networks. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services.

Wealth Management Services Income, Net: The Corporation earns revenue by providing wealth management services and health and life insurance products to its customers through third-party service providers. Fees that are transaction-based (e.g., execution of trades) are recognized on a monthly basis. Other fees and commissions are earned over time as services are provided and are generally assessed based on either account activity or the market value of assets under management at the end of each period. Fees and commissions collected from customers are reported net of related fees paid to the third-party service providers and presented in noninterest income.

Mortgage Lender Services Income: The Corporation earns revenue by providing mortgage banking services to third-party mortgage lenders. The Corporation provides services related to originating and selling residential mortgage loans in the secondary market, including maintaining relationships with investors, underwriting loans, collecting and reviewing required documents, compliance with program requirements and regulations, and closing and post-closing services. Fees are billed to customers on the basis of the volume of closed loans, and income is recognized when performance obligations under contracts with customers are satisfied.

Recent Significant Accounting Pronouncements: In November 2023, FASB issued ASU 2023-09, "*Income Taxes (Topic 740) – Improvements to Income Tax Disclosures.*" The amendments in ASU 2023-09 require that a public entity disclose, on an annual basis, specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold, the amount of income taxes paid disaggregated by federal, state and foreign taxes, and the amount of income taxes paid disaggregated by individual jurisdictions in which income taxes paid is equal to or granter than five percent of total income taxes paid. The amendments also require that entities disclose income from continuing operations before income tax expense disaggregated between domestic and foreign, as well as income tax expense from continuing operations disaggregated by federal, state and foreign. The amendments apply to all public entities that are subject to Topic 740, "Income Taxes," and are effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments are to be applied on a prospective basis; however, retrospective application is permitted. The Corporation does not expect the adoption of ASU 2023-09 to have a material effect on its consolidated financial statements.

In November 2024, FASB issued ASU 2024-03, "*Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures.*" The amendments in ASU 2024-03 require disaggregated disclosure of income statement expenses for public business entities. Such disclosures must be made on an annual and interim basis in a tabular format in the footnotes to the financial statements. The amendments require companies to disclose disaggregated information about specific natural expense categories that are considered relevant and applicable, including (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) oil and gas activities. The amendments also provide clarification regarding identifying relevant expenses captions and requires disclosure of selling expenses on an annual and interim basis. Entities are required to apply the guidance in ASU 2024-03 consistently for all periods presented and is effective for all public business entities for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments are to be applied on a prospective basis; however, retrospective application is permitted. The Corporation does not expect the adoption of ASU 2024-03 to have a material effect on its consolidated financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not currently expected to have a material effect on the Corporation's financial position, results of operations or cash flows.

NOTE 2: Adoption of New Accounting Standards

On December 31, 2024, the Corporation adopted ASU 2023-07, "*Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures.*" These amendments required that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, required other segment items by reportable segment to be disclosed and a description of their composition, and required disclosure of the title and position of the chief operating decision maker and an explanation of how they use the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources. The amendments were applied retrospectively to all prior periods presented and did not have a material effect on the Corporation's consolidated financial statements. Refer to Note 20 for more information about the Corporation's segment disclosure.

On January 1, 2023, the Corporation adopted ASU 2016-13, "*Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,*" ASU 2018-19, "*Codification Improvements to Topic 326, Financial Instruments – Credit Losses,*" ASU 2019-04, "*Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,*" ASU 2019-05, "*Financial Instruments – Credit Losses (Topic 326): Targeted Transition Relief,*" ASU 2019-10, "*Financial instruments—Credit losses (Topic 326), Derivatives and hedging (Topic 815), and Leases (Topic 842)—Effective dates,*" ASU 2019-11, "*Codification Improvements to Topic 326, Financial Instruments—Credit Losses,*" ASU 2020-02, "*Financial Instruments-Credit Losses (Topic 326) and Leases (Topic 842),*" ASU 2020-03, "*Codification Improvements to Financial Instruments*" and ASU 2022-02, "*Financial Instruments – Credit Losses (Topic 326) - Troubled Debt Restructurings and Vintage Disclosures*" (collectively, ASC 326).

ASC 326 introduced an approach based on current expected credit losses (CECL) to estimate credit losses on certain types of financial instruments, replacing the incurred loss methodology from prior GAAP. It also applies to unfunded commitments to extend credit, including loan commitments, standby letters of credit, and other similar instruments. It modified the impairment model for available-for-sale debt securities and provided for a simplified accounting model for purchased financial assets with credit deterioration since their origination. It also modified the measurement principles for modifications of loans to borrowers experiencing financial difficulty, including how the allowance for credit losses (ACL) is measured for such loans. The amendments of ASC 326, upon adoption, were applied on a modified retrospective basis, recording an increase in the reported balance of loans and the allowance for credit losses on loans, recognizing a liability for credit losses on commitments to extend credit, and reducing total equity of both the Corporation and of C&F Bank, which resulted in a reduction of regulatory capital of C&F Bank. As a result of adopting ASC 326, the Corporation recorded a decrease to opening retained earnings on January 1, 2023 of $1.1 million, net of related income taxes.

ASC 326 also replaced the Corporation's previous accounting policies for purchased credit-impaired (PCI) loans and troubled debt restructurings (TDRs). With the adoption of ASC 326, loans previously designated as PCI loans were designated as PCD loans. The Corporation adopted ASC 326 using the prospective transition approach for PCD loans that were previously identified as PCI and accounted for under ASC 310-30. On January 1, 2023, the Corporation's PCD loans were adjusted to reflect the addition of $604,000 of expected credit losses to the amortized cost basis of the loans and a corresponding increase to the ACL. The remaining noncredit discount, the difference between the adjusted amortized cost basis and the outstanding principal balance on PCD loans, will be accreted into interest income over the estimated remaining lives of the loans using the effective interest rate method. The evaluation of the ACL will include PCD loans together with other loans that share similar risk characteristics, rather than using the separate pools that were used under PCI accounting. The adoption of ASC 326 also replaced previous TDR accounting guidance, and the evaluation of the ACL will include loans previously designated as TDRs together with other loans that share similar risk characteristics.

The adoption of ASC 326 did not affect the carrying value of debt securities or the amount of unrealized gains and losses recorded in accumulated other comprehensive loss. Upon adoption of ASC 326, the Corporation did not have any securities included in its portfolio where other-than-temporary-impairments had previously been recognized or that required an ACL. See Note 1 for accounting policies related to securities, loans held for investment, the allowance for credit losses on loans and the reserve for unfunded commitments. The following table illustrates the impact of adopting ASC 326.

(Dollars in thousands)	December 31, 2022 As Previously Reported (Incurred Loss)		January 1, 2023 Impact of ASC 326		January 1, 2023 As Reported Under ASC 326	
Assets:						
Loans, gross	$	1,635,718	$	604	$	1,636,322
Allowance for credit losses:						
Commercial		11,219		(22)		11,197
Consumer		3,330		107		3,437
Consumer finance		25,969		406		26,375
Allowance for credit losses		40,518		491		41,009
Loans, net		1,595,200		113		1,595,313
Net deferred tax asset		22,014		316		22,330
Liabilities:						
Reserve for credit losses on unfunded commitments		—		1,501		1,501
Total equity:	$	196,233	$	(1,072)	$	195,161

NOTE 3: Securities

The Corporation's debt securities, all of which are classified as available for sale, are summarized in the table below. The Corporation has elected to exclude accrued interest receivable, totaling $2.32 million and $2.73 million at December 31, 2024 and 2023, respectively, from the amortized cost basis of securities.

(Dollars in thousands)	December 31, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	$ 10,985	$ —	$ (285)	$ 10,700
U.S. government agencies and corporations	68,772	—	(8,113)	60,659
Mortgage-backed securities	197,923	69	(15,556)	182,436
Obligations of states and political subdivisions	147,532	691	(4,613)	143,610
Corporate and other debt securities	23,404	29	(2,213)	21,220
	$ 448,616	$ 789	$ (30,780)	$ 418,625

(Dollars in thousands)	December 31, 2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	$ 45,883	$ —	$ (780)	$ 45,103
U.S. government agencies and corporations	96,407	—	(9,313)	87,094
Mortgage-backed securities	177,734	185	(16,223)	161,696
Obligations of states and political subdivisions	148,875	2,280	(4,044)	147,111
Corporate and other debt securities	25,193	—	(3,753)	21,440
	$ 494,092	$ 2,465	$ (34,113)	$ 462,444

The amortized cost and estimated fair value of securities at December 31, 2024, by the earlier of contractual maturity or expected maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

(Dollars in thousands)	December 31, 2024	
	Amortized Cost	Fair Value
Due in one year or less	$ 69,210	$ 66,454
Due after one year through five years	184,479	170,833
Due after five years through ten years	137,716	127,666
Due after ten years	57,211	53,672
	$ 448,616	$ 418,625

The following table presents the gross realized gains and losses on and the proceeds from the sales, maturities and calls of securities. There were no sales of securities during the years ended December 31, 2024, 2023 and 2022.

(Dollars in thousands)	Year Ended December 31,		
	2024	2023	2022
Realized gains from sales, maturities and calls of securities:			
Gross realized gains	$ —	$ —	$ —
Gross realized losses	—	(5)	—
Net realized losses	$ —	$ (5)	$ —
Proceeds from sales, maturities, calls and paydowns of securities	$ 100,601	$ 100,812	$ 55,328

The Corporation pledges securities primarily to secure municipal deposits, repurchase agreements and lines of credit that provide liquidity to the Corporation and C&F Bank. Securities with an aggregate amortized cost of $212.92 million and an aggregate fair value of $196.10 million were pledged at December 31, 2024. Securities with an aggregate amortized cost of $215.97 million and an aggregate fair value of $198.85 million were pledged at December 31, 2023.

Securities in an unrealized loss position at December 31, 2024, by duration of the period of the unrealized loss, are shown below.

(Dollars in thousands)	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury securities	$ —	$ —	$ 10,700	$ 285	$ 10,700	$ 285
U.S. government agencies and corporations	—	—	60,659	8,113	60,659	8,113
Mortgage-backed securities	53,734	1,253	123,307	14,303	177,041	15,556
Obligations of states and political subdivisions	31,981	412	66,743	4,201	98,724	4,613
Corporate and other debt securities	474	26	19,717	2,187	20,191	2,213
Total	$ 86,189	$ 1,691	$ 281,126	$ 29,089	$ 367,315	$ 30,780

There were 570 debt securities with a fair value below the amortized cost basis, totaling $367.32 million of aggregate fair value as of December 31, 2024. The Corporation concluded that a credit loss did not exist in its securities portfolio at December 31, 2024, and no allowance for credit losses has been recognized based on the fact that (1) changes in fair value were caused primarily by fluctuations in interest rates, (2) securities with unrealized losses had generally high credit quality, (3) the Corporation intends to hold these investments in debt securities to maturity and it is more-likely-than-not that the Corporation will not be required to sell these investments before a recovery of its investment, and (4) issuers have continued to make timely payments of principal and interest. Additionally, the Corporation's mortgage-backed securities are entirely issued by either U.S. government agencies or U.S. government-sponsored enterprises. Collectively, these entities provide a guarantee, which is either explicitly or implicitly supported by the full faith and credit of the U.S. government, that investors in such mortgage-backed securities will receive timely principal and interest payments.

Securities in an unrealized loss position at December 31, 2023, by duration of the period of the unrealized loss, are shown below.

(Dollars in thousands)	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury securities	$ —	$ —	$ 45,103	$ 780	$ 45,103	$ 780
U.S. government agencies and corporations	—	—	87,094	9,313	87,094	9,313
Mortgage-backed securities	5,528	68	150,023	16,155	155,551	16,223
Obligations of states and political subdivisions	4,659	72	65,630	3,972	70,289	4,044
Corporate and other debt securities	3,386	364	18,054	3,389	21,440	3,753
Total	$ 13,573	$ 504	$ 365,904	$ 33,609	$ 379,477	$ 34,113

The Corporation's investment in restricted stock totaled $3.59 million at December 31, 2024 and consisted of FHLB stock. Restricted stock is generally viewed as a long-term investment, which is carried at cost because there is no market for the stock other than to be redeemed or repurchased by the FHLB. Therefore, when evaluating restricted stock for impairment, its value is based on the ultimate recoverability of the par value rather than by recognizing any temporary decline in value. The Corporation did not consider its investment in restricted stock to be impaired at December 31, 2024 and no impairment has been recognized.

NOTE 4: Loans

The Corporation's loans are stated at their face amount, net of deferred fees and costs and discounts, and consist of the classes of loans included in the table below. The Corporation has elected to exclude accrued interest receivable, totaling $8.27 million and $7.65 million at December 31, 2024 and 2023, respectively, from the recorded balance of loans.

(Dollars in thousands)	December 31, 2024	December 31, 2023
Commercial real estate	$ 734,182	$ 668,122
Commercial business	104,947	115,348
Construction - commercial real estate	132,717	69,768
Land acquisition and development	46,072	29,064
Builder lines	35,605	24,668
Construction - consumer real estate	18,799	11,223
Residential mortgage	308,809	293,256
Equity lines	62,204	51,592
Other consumer	10,270	10,588
Consumer finance - automobiles	398,651	401,276
Consumer finance - marine and recreational vehicles	68,142	67,234
Subtotal	1,920,398	1,742,139
Less allowance for credit losses	(40,087)	(39,651)
Loans, net	$ 1,880,311	$ 1,702,488

Other consumer loans included $255,000 and $228,000 of demand deposit overdrafts at December 31, 2024 and 2023, respectively.

The following table shows the aging of the Corporation's loan portfolio, by class, at December 31, 2024:

(Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total Past Due	Current[1]	Total Loans	90+ Days Past Due and Accruing
Commercial real estate	$ 26	$ —	$ —	$ 26	$ 734,156	$ 734,182	$ —
Commercial business	29	—	—	29	104,918	104,947	—
Construction - commercial real estate	—	—	—	—	132,717	132,717	—
Land acquisition and development	—	—	—	—	46,072	46,072	—
Builder lines	—	—	—	—	35,605	35,605	—
Construction - consumer real estate	747	—	—	747	18,052	18,799	—
Residential mortgage	1,012	1,076	426	2,514	306,295	308,809	334
Equity lines	85	—	76	161	62,043	62,204	76
Other consumer	9	—	—	9	10,261	10,270	—
Consumer finance - automobiles	14,703	2,650	599	17,952	380,699	398,651	—
Consumer finance - marine and recreational vehicles	215	22	15	252	67,890	68,142	—
Total	$ 16,826	$ 3,748	$ 1,116	$ 21,690	$ 1,898,708	$ 1,920,398	$ 410

[1] For the purposes of the table above, "Current" includes loans that are 1-29 days past due.

The table above includes nonaccrual loans that are current of $124,000, 30-59 days past due of $117,000 and 90+ days past due of $706,000.

The following table shows the aging of the Corporation's loan portfolio, by class, at December 31, 2023:

(Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total Past Due	Current[1]	Total Loans	90+ Days Past Due and Accruing
Commercial real estate	$ 92	$ —	$ —	$ 92	$ 668,030	$ 668,122	$ —
Commercial business	—	—	1	1	115,347	115,348	1
Construction - commercial real estate	—	—	—	—	69,768	69,768	—
Land acquisition and development	—	—	—	—	29,064	29,064	—
Builder lines	—	—	—	—	24,668	24,668	—
Construction - consumer real estate	—	—	—	—	11,223	11,223	—
Residential mortgage	1,643	387	273	2,303	290,953	293,256	89
Equity lines	215	103	115	433	51,159	51,592	38
Other consumer	3	—	9	12	10,576	10,588	—
Consumer finance - automobiles	15,263	2,628	892	18,783	382,493	401,276	—
Consumer finance - marine and recreational vehicles	282	115	—	397	66,837	67,234	—
Total	$ 17,498	$ 3,233	$ 1,290	$ 22,021	$ 1,720,118	$ 1,742,139	$ 128

---

[1]   For the purposes of the table above, "Current" includes loans that are 1-29 days past due.

The table above includes nonaccrual loans that are current of $113,000, 60-89 days past due of $22,000 and 90+ days past due of $1.16 million.

The following table shows the Corporation's recorded balance of loans on nonaccrual status as of December 31, 2024 and December 31, 2023. The Corporation recognized $27,000 in interest income on loans on nonaccrual status as of December 31, 2024, and had $11,000 of reversals of interest income upon placing loans on nonaccrual status during the year ended December 31, 2024. All nonaccrual loans as of December 31, 2024 and 2023 had an allowance for credit losses, with none individually evaluated.

(Dollars in thousands)	December 31, 2024	December 31, 2023
Residential mortgage	$ 333	$ 320
Equity lines	—	77
Other consumer	—	9
Consumer finance - automobiles	599	892
Consumer finance - marine and recreational vehicles	15	—
Total	$ 947	$ 1,298

Occasionally, the Corporation modifies loans to borrowers experiencing financial difficulties by providing principal forgiveness, term extensions, interest rate reductions or other-than-insignificant payment delays. As the effect of most modifications is already included in the allowance for credit losses due to the measurement methodologies used in its estimate, the allowance for credit losses is typically not adjusted upon modification. When principal forgiveness is provided at modification, the amount forgiven is charged against the allowance for credit losses. In some cases, the Corporation may provide multiple types of modifications on one loan and when multiple types of modifications occur within the same period, the combination of modifications is separately reported.

The following tables present the amortized cost basis of loans as of December 31, 2024 and 2023 that were both experiencing financial difficulty and modified during the years ended December 31, 2024 and 2023.

(Dollars in thousands)	Year Ended December 31, 2024	
	Amortized Cost	% of Total Class of Financing Receivable
Term Extension		
Commercial real estate	$ 93	0.0 %
Commercial business	20	0.0
Residential mortgage	439	0.1
Total Term Extension	$ 552	
Combination Term Extension and Interest Rate Reduction		
Residential mortgage	$ 17	0.0 %
Total Combination Term Extension and Interest Rate Reduction	$ 17	
Total	$ 569	0.0 %

(Dollars in thousands)	Year Ended December 31, 2023	
	Amortized Cost	% of Total Class of Financing Receivable
Term Extension		
Commercial real estate	$ 1,127	0.2 %
Commercial business	169	0.1
Residential mortgage	70	0.0
Total Term Extension	$ 1,366	
Combination Term Extension and Interest Rate Reduction		
Commercial real estate	$ 45	0.0 %
Commercial business	174	0.2
Total Combination Term Extension and Interest Rate Reduction	$ 219	
Total	$ 1,585	0.1 %

The following tables present the financial effects of the loan modifications presented above to borrowers experiencing financial difficulty for the years ended December 31, 2024 and 2023.

(Dollars in thousands)	Year Ended December 31, 2024	
	Weighted-Average Interest Rate Reduction	Weighted-Average Term Extension (in years)
Commercial real estate	— %	1.0
Commercial business	—	2.3
Residential mortgage	1.51	6.1
Total	1.51 %	5.1

(Dollars in thousands)	Year Ended December 31, 2023	
	Weighted-Average Interest Rate Reduction	Weighted-Average Term Extension (in years)
Commercial real estate	0.75 %	2.6
Commercial business	1.75	4.1
Residential mortgage	—	10.0
Total	1.54 %	3.2

The Corporation closely monitors the performance of modified loans to understand the effectiveness of its modification efforts. Upon the determination that all or a portion of a modified loan is uncollectible, that amount is charged against the allowance for credit losses. There were no payment defaults during the year ended December 31, 2024 and 2023 of loans to borrowers experiencing financial difficulties that were modified during the previous twelve months, and all were current as of December 31, 2024 and 2023.

NOTE 5: Allowance for Credit Losses

The following table shows the allowance for credit losses activity by loan portfolio for the years ended December 31, 2024 and 2023:

(Dollars in thousands)	Commercial	Consumer	Consumer Finance	Total
Balance at December 31, 2023	$ 12,315	$ 3,758	$ 23,578	$ 39,651
Provision charged to operations	1,058	442	11,600	13,100
Loans charged off	(63)	(377)	(16,723)	(17,163)
Recoveries of loans previously charged off	37	209	4,253	4,499
Balance at December 31, 2024	$ 13,347	$ 4,032	$ 22,708	$ 40,087

(Dollars in thousands)	Commercial	Consumer	Consumer Finance	Total
Balance at December 31, 2022	$ 11,219	$ 3,330	$ 25,969	$ 40,518
Impact of ASC 326 adoption on non-PCD loans	(617)	98	406	(113)
Impact of ASC 326 adoption on PCD loans	595	9	—	604
Provision charged to operations	978	498	6,650	8,126
Loans charged off	(16)	(356)	(13,743)	(14,115)
Recoveries of loans previously charged off	156	179	4,296	4,631
Balance at December 31, 2023	$ 12,315	$ 3,758	$ 23,578	$ 39,651

The following table presents the changes in the allowance for loan losses by major classification for the year ended December 31, 2022, prior to the adoption of ASC 326:

(Dollars in thousands)	Real Estate Residential Mortgage	Real Estate Construction	Commercial, Financial & Agricultural	Equity Lines	Consumer	Consumer Finance	Total
Balance at December 31, 2021	$ 2,660	$ 856	$ 11,085	$ 593	$ 172	$ 24,791	$ 40,157
Provision charged to operations	(54)	(68)	(534)	(98)	186	3,740	3,172
Loans charged off	(2)	—	(140)	—	(260)	(7,016)	(7,418)
Recoveries of loans previously charged off	18	—	20	2	113	4,454	4,607
Balance at December 31, 2022	$ 2,622	$ 788	$ 10,431	$ 497	$ 211	$ 25,969	$ 40,518

The following table presents a breakdown of the provision for credit losses for the periods indicated.

(Dollars in thousands)	Year Ended December 31,		
	2024	2023	2022
Provision for credit losses:			
Provision for loans	$ 13,100	$ 8,126	$ 3,172
Provision for unfunded commitments	150	149	—
Total	$ 13,250	$ 8,275	$ 3,172

The table below details the recorded balance of the classes of loans within the commercial and consumer loan portfolios by loan rating, which is reviewed on a quarterly basis, and year of origination as of December 31, 2024:

(Dollars in thousands)	Term Loans Recorded Balance by Origination Year						Revolving Loans Recorded Balance	Revolving Loans Converted to Term[1]	Total
	2024	2023	2022	2021	2020	Prior			
Commercial real estate:									
Loan Rating									
Pass	$ 91,330	$ 80,445	$ 161,794	$ 131,071	$ 110,055	$ 158,437	$ —	$ 110	$ 733,242
Special Mention	—	—	—	—	—	940	—	—	940
Total	$ 91,330	$ 80,445	$ 161,794	$ 131,071	$ 110,055	$ 159,377	$ —	$ 110	$ 734,182
Commercial business:									
Loan Rating									
Pass	$ 9,425	$ 13,097	$ 14,663	$ 13,954	$ 8,843	$ 22,690	$ 22,206	$ 69	$ 104,947
Total	$ 9,425	$ 13,097	$ 14,663	$ 13,954	$ 8,843	$ 22,690	$ 22,206	$ 69	$ 104,947
Construction - commercial real estate:									
Loan Rating									
Pass	$ 47,294	$ 55,159	$ 24,320	$ —	$ 5,944	$ —	$ —	$ —	$ 132,717
Total	$ 47,294	$ 55,159	$ 24,320	$ —	$ 5,944	$ —	$ —	$ —	$ 132,717
Land acquisition and development:									
Loan Rating									
Pass	$ 33,129	$ 2,653	$ 366	$ 1,323	$ 8,601	$ —	$ —	$ —	$ 46,072
Total	$ 33,129	$ 2,653	$ 366	$ 1,323	$ 8,601	$ —	$ —	$ —	$ 46,072
Builder lines:									
Loan Rating									
Pass	$ 30,651	$ 3,120	$ 1,430	$ —	$ —	$ 404	$ —	$ —	$ 35,605
Total	$ 30,651	$ 3,120	$ 1,430	$ —	$ —	$ 404	$ —	$ —	$ 35,605
Construction - consumer real estate:									
Loan Rating									
Pass	$ 16,472	$ 2,327	$ —	$ —	$ —	$ —	$ —	$ —	$ 18,799
Total	$ 16,472	$ 2,327	$ —	$ —	$ —	$ —	$ —	$ —	$ 18,799
Residential mortgage:									
Loan Rating									
Pass	$ 47,653	$ 58,590	$ 80,991	$ 38,833	$ 34,979	$ 45,831	$ —	$ —	$ 306,877
Special Mention	—	890	—	223	103	211	—	—	1,427
Substandard	—	—	—	—	—	172	—	—	172
Substandard Nonaccrual	125	—	92	—	—	116	—	—	333
Total	$ 47,778	$ 59,480	$ 81,083	$ 39,056	$ 35,082	$ 46,330	$ —	$ —	$ 308,809
Equity lines:									
Loan Rating									
Pass	$ —	$ —	$ —	$ —	$ 60	$ 628	$ 61,077	$ 277	$ 62,042
Special Mention	—	—	—	—	—	—	—	76	76
Substandard	—	—	—	—	—	—	—	86	86
Total	$ —	$ —	$ —	$ —	$ 60	$ 628	$ 61,077	$ 439	$ 62,204
Other consumer:									
Loan Rating									
Pass	$ 5,274	$ 2,384	$ 1,547	$ 257	$ 132	$ 630	$ 46	$ —	$ 10,270
Total	$ 5,274	$ 2,384	$ 1,547	$ 257	$ 132	$ 630	$ 46	$ —	$ 10,270
Total:									
Loan Rating									
Pass	$ 281,228	$ 217,775	$ 285,111	$ 185,438	$ 168,614	$ 228,620	$ 83,329	$ 456	$ 1,450,571
Special Mention	—	890	—	223	103	1,151	—	76	2,443
Substandard	—	—	—	—	—	172	—	86	258
Substandard Nonaccrual	125	—	92	—	—	116	—	—	333
Total	$ 281,353	$ 218,665	$ 285,203	$ 185,661	$ 168,717	$ 230,059	$ 83,329	$ 618	$ 1,453,605

[1] Commercial business and equity lines include $69,000 and $179,000, respectively, of revolving loans converted to term during the year ended December 31, 2024.

The table below details the recorded balance of the classes of loans within the commercial and consumer loan portfolios by loan rating, which is reviewed on a quarterly basis, and year of origination as of December 31, 2023:

(Dollars in thousands)	Term Loans Recorded Balance by Origination Year						Revolving Loans Recorded Balance	Revolving Loans Converted to Term[1]	Total
	2023	2022	2021	2020	2019	Prior			
Commercial real estate:									
Loan Rating									
Pass	$ 81,324	$ 125,278	$ 155,805	$ 121,365	$ 37,383	$ 140,158	$ —	$ 119	$ 661,432
Special Mention	—	—	5,731	—	—	959	—	—	6,690
Total	$ 81,324	$ 125,278	$ 161,536	$ 121,365	$ 37,383	$ 141,117	$ —	$ 119	$ 668,122
Commercial business:									
Loan Rating									
Pass	$ 18,682	$ 18,190	$ 17,219	$ 12,062	$ 14,847	$ 15,339	$ 18,686	$ 261	$ 115,286
Special Mention	62	—	—	—	—	—	—	—	62
Total	$ 18,744	$ 18,190	$ 17,219	$ 12,062	$ 14,847	$ 15,339	$ 18,686	$ 261	$ 115,348
Construction - commercial real estate:									
Loan Rating									
Pass	$ 29,346	$ 36,907	$ —	$ 3,515	$ —	$ —	$ —	$ —	$ 69,768
Total	$ 29,346	$ 36,907	$ —	$ 3,515	$ —	$ —	$ —	$ —	$ 69,768
Land acquisition and development:									
Loan Rating									
Pass	$ 4,562	$ 4,665	$ 9,844	$ 9,993	$ —	$ —	$ —	$ —	$ 29,064
Total	$ 4,562	$ 4,665	$ 9,844	$ 9,993	$ —	$ —	$ —	$ —	$ 29,064
Builder lines:									
Loan Rating									
Pass	$ 17,919	$ 5,124	$ 1,221	$ —	$ 404	$ —	$ —	$ —	$ 24,668
Total	$ 17,919	$ 5,124	$ 1,221	$ —	$ 404	$ —	$ —	$ —	$ 24,668
Construction - consumer real estate:									
Loan Rating									
Pass	$ 7,889	$ 3,240	$ —	$ —	$ —	$ —	$ 94	$ —	$ 11,223
Total	$ 7,889	$ 3,240	$ —	$ —	$ —	$ —	$ 94	$ —	$ 11,223
Residential mortgage:									
Loan Rating									
Pass	$ 59,441	$ 91,086	$ 44,292	$ 40,089	$ 11,524	$ 46,192	$ —	$ —	$ 292,624
Special Mention	—	—	—	—	—	44	—	—	44
Substandard	—	—	—	103	—	165	—	—	268
Substandard Nonaccrual	—	—	—	—	62	258	—	—	320
Total	$ 59,441	$ 91,086	$ 44,292	$ 40,192	$ 11,586	$ 46,659	$ —	$ —	$ 293,256
Equity lines:									
Loan Rating									
Pass	$ —	$ —	$ 34	$ 70	$ —	$ 857	$ 50,120	$ 344	$ 51,425
Special Mention	—	—	—	—	—	—	—	85	85
Substandard	—	—	—	—	5	—	—	—	5
Substandard Nonaccrual	—	—	—	—	—	9	—	68	77
Total	$ —	$ —	$ 34	$ 70	$ 5	$ 866	$ 50,120	$ 497	$ 51,592
Other consumer:									
Loan Rating									
Pass	$ 6,263	$ 2,762	$ 606	$ 282	$ 101	$ 519	$ 46	$ —	$ 10,579
Substandard Nonaccrual	—	—	—	—	9	—	—	—	9
Total	$ 6,263	$ 2,762	$ 606	$ 282	$ 110	$ 519	$ 46	$ —	$ 10,588
Total:									
Loan Rating									
Pass	$ 225,426	$ 287,252	$ 229,021	$ 187,376	$ 64,259	$ 203,065	$ 68,946	$ 724	$ 1,266,069
Special Mention	62	—	5,731	—	—	1,003	—	85	6,881
Substandard	—	—	—	103	5	165	—	—	273
Substandard Nonaccrual	—	—	—	—	71	267	—	68	406
Total	$ 225,488	$ 287,252	$ 234,752	$ 187,479	$ 64,335	$ 204,500	$ 68,946	$ 877	$ 1,273,629

---

[1] All balances shown in this column were converted to term during the year ended December 31, 2023.

The table below details the recorded balance of the classes of loans within the consumer finance loan portfolio by credit rating at the time of origination and year of origination as of December 31, 2024:

| (Dollars in thousands) | Term Loans Recorded Balance by Origination Year | | | | | | Revolving Loans | Revolving Loans Converted to Term | Total |
	2024	2023	2022	2021	2020	Prior			
Consumer finance - automobiles:									
Credit rating[1]									
Very good	$ 22,161	$ 10,039	$ 7,971	$ 2,359	$ 426	$ 77	$ —	$ —	$ 43,033
Good	40,296	25,730	29,455	9,402	1,574	334	—	—	106,791
Fairly good	41,881	34,058	37,486	16,935	3,213	1,602	—	—	135,175
Fair	25,796	21,278	24,379	13,260	3,674	2,194	—	—	90,581
Marginal	5,049	4,383	5,621	4,856	1,681	1,481	—	—	23,071
Total	$ 135,183	$ 95,488	$ 104,912	$ 46,812	$ 10,568	$ 5,688	$ —	$ —	$ 398,651
Consumer finance - marine and recreational vehicles:									
Credit rating[1]									
Very good	$ 8,124	$ 6,283	$ 12,670	$ 8,003	$ 7,927	$ 3,754	$ —	$ —	$ 46,761
Good	4,515	6,426	6,832	1,326	1,178	625	—	—	20,902
Fairly good	—	200	183	35	27	34	—	—	479
Total	$ 12,639	$ 12,909	$ 19,685	$ 9,364	$ 9,132	$ 4,413	$ —	$ —	$ 68,142
Total:									
Credit rating[1]									
Very good	$ 30,285	$ 16,322	$ 20,641	$ 10,362	$ 8,353	$ 3,831	$ —	$ —	$ 89,794
Good	44,811	32,156	36,287	10,728	2,752	959	—	—	127,693
Fairly good	41,881	34,258	37,669	16,970	3,240	1,636	—	—	135,654
Fair	25,796	21,278	24,379	13,260	3,674	2,194	—	—	90,581
Marginal	5,049	4,383	5,621	4,856	1,681	1,481	—	—	23,071
Total	$ 147,822	$ 108,397	$ 124,597	$ 56,176	$ 19,700	$ 10,101	$ —	$ —	$ 466,793

[1] Credit ratings with a FICO score greater than 739 are considered Very Good, FICO scores ranging from 670-739 are considered Good, FICO scores ranging from 625-669 are considered Fairly Good, FICO scores ranging from 580-624 are considered Fair and FICO scores less than 580 are considered Marginal.

The table below details the recorded balance of the classes of loans within the consumer finance loan portfolio by credit rating at the time of origination and year of origination as of December 31, 2023:

(Dollars in thousands)	Term Loans Recorded Balance by Origination Year						Revolving Loans	Revolving Loans Converted to Term	Total
	2023	2022	2021	2020	2019	Prior			
Consumer finance - automobiles:									
Credit rating[1]									
Very good	$ 14,916	$ 12,395	$ 4,291	$ 1,012	$ 277	$ 22	$ —	$ —	$ 32,913
Good	35,203	42,800	15,530	3,338	1,090	325	—	—	98,286
Fairly good	44,227	54,968	26,645	6,186	3,984	1,470	—	—	137,480
Fair	28,779	36,794	22,266	7,014	4,808	1,908	—	—	101,569
Marginal	6,359	8,956	7,715	3,322	2,832	1,844	—	—	31,028
Total	$ 129,484	$ 155,913	$ 76,447	$ 20,872	$ 12,991	$ 5,569	$ —	$ —	$ 401,276
Consumer finance - marine and recreational vehicles:									
Credit rating[1]									
Very good	$ 7,481	$ 15,000	$ 9,857	$ 9,952	$ 2,518	$ 2,438	$ —	$ —	$ 47,246
Good	7,419	8,130	1,602	1,384	410	453	—	—	19,398
Fairly good	265	221	37	30	—	37	—	—	590
Total	$ 15,165	$ 23,351	$ 11,496	$ 11,366	$ 2,928	$ 2,928	$ —	$ —	$ 67,234
Total:									
Credit rating[1]									
Very good	$ 22,397	$ 27,395	$ 14,148	$ 10,964	$ 2,795	$ 2,460	$ —	$ —	$ 80,159
Good	42,622	50,930	17,132	4,722	1,500	778	—	—	117,684
Fairly good	44,492	55,189	26,682	6,216	3,984	1,507	—	—	138,070
Fair	28,779	36,794	22,266	7,014	4,808	1,908	—	—	101,569
Marginal	6,359	8,956	7,715	3,322	2,832	1,844	—	—	31,028
Total	$ 144,649	$ 179,264	$ 87,943	$ 32,238	$ 15,919	$ 8,497	$ —	$ —	$ 468,510

[1] Credit ratings with a FICO score greater than 739 are considered Very Good, FICO scores ranging from 670-739 are considered Good, FICO scores ranging from 625-669 are considered Fairly Good, FICO scores ranging from 580-624 are considered Fair and FICO scores less than 580 are considered Marginal.

The following table details the current period gross charge-offs of loans by year of origination for the year ended December 31, 2024:

(Dollars in thousands)	Current Period Gross Charge-offs by Origination Year						Revolving Loans	Revolving Loans Converted to Term	Total
	2024	2023	2022	2021	2020	Prior			
Commercial business	$ 63	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 63
Residential mortgage	13	—	—	—	—	—	—	—	13
Other consumer[1]	278	19	5	—	—	62	—	—	364
Consumer finance - automobiles	843	3,323	7,080	3,705	670	691	—	—	16,312
Consumer finance - marine and recreational vehicles	—	56	240	58	43	14	—	—	411
Total	$ 1,197	$ 3,398	$ 7,325	$ 3,763	$ 713	$ 767	$ —	$ —	$ 17,163

[1] Gross charge-offs of other consumer loans for the year ended December 31, 2024 included $256,000 of demand deposit overdrafts that originated in 2024.

The following table details the current period gross charge-offs of loans by year of origination for the year ended December 31, 2023:

(Dollars in thousands)	Current Period Gross Charge-offs by Origination Year						Revolving Loans	Revolving Loans Converted to Term	Total
	2023	2022	2021	2020	2019	Prior			
Commercial business.	$ —	$ 16	$ —	$ —	$ —	$ —	$ —	$ —	$ 16
Residential mortgage.	—	—	4	—	—	—	—	—	4
Equity lines.	—	—	—	—	—	8	—	—	8
Other consumer[1]	308	28	—	3	2	3	—	—	344
Consumer finance - automobiles	1,246	6,169	3,783	833	735	716	—	—	13,482
Consumer finance - marine and recreational vehicles . .	—	127	51	40	6	37	—	—	261
Total	$ 1,554	$ 6,340	$ 3,838	$ 876	$ 743	$ 764	$ —	$ —	$ 14,115

---

[1]   Gross charge-offs of other consumer loans for the year ended December 31, 2023 included $308,000 of demand deposit overdrafts that originated in 2023.

Gross charge-offs increased for the year ended December 31, 2024 compared to the same period in 2023 due primarily to higher charge-offs within the consumer finance-automobile portfolio segment as a result of an increase in the number of delinquent loans, the number of repossessions, and the average amount charged-off when a loan was uncollectable. Loans charged-off in 2024 and 2023 were primarily purchased in 2021 and 2022, when the wholesale values of automobiles were higher. Wholesale values of automobiles were generally lower in 2024 than 2023, resulting in larger amounts charged-off per loan.

As of December 31, 2024, the Corporation had no collateral dependent loans for which repayment was expected to be derived substantially through the operation or sale of the collateral and where the borrower is experiencing financial difficulty.

NOTE 6: OREO

At December 31, 2024 and 2023, the carrying amount of OREO was $1.32 million and zero, respectively. At December 31, 2024, OREO was primarily comprised of a property previously used by the Bank as a branch, which was consolidated into a nearby branch in 2024. Changes in the balance for OREO are as follows:

(Dollars in thousands)	Year Ended December 31,	
	2024	2023
Balance at the beginning of year, gross	$ —	$ —
Additions	—	—
Transfers from bank premises	1,827	—
Charge-offs	—	—
Sales proceeds	(416)	—
Gain on disposition	120	—
Balance at the end of year, gross	1,531	—
Less valuation allowance	(215)	—
Balance at the end of year, net	$ 1,316	$ —

Changes in the allowance for OREO losses are as follows:

(Dollars in thousands)	Year Ended December 31,		
	2024	2023	2022
Balance at the beginning of year	$ —	$ —	$ —
Provision for losses	215	—	—
Charge-offs, net	—	—	—
Balance at the end of year	$ 215	$ —	$ —

Net OREO gains of $120,000 were recognized upon the disposal of real estate in connection with the sale of a former branch location and are included in other income (loss), net in the Consolidated Statement of Income for 2024. OREO losses, including expenses associated with OREO properties, of $218,000 and $2,000 are included in other noninterest expense in the Consolidated Statements of Income for 2024 and 2022, respectively. There were no net OREO losses or expenses during 2023.

NOTE 7: Corporate Premises and Equipment

Major classifications of corporate premises and equipment are summarized as follows:

(Dollars in thousands)	December 31,	
	2024	2023
Land	$ 8,838	$ 9,024
Buildings	48,543	49,732
Equipment, furniture and fixtures	24,209	23,557
	81,590	82,313
Less accumulated depreciation	(41,472)	(40,399)
	$ 40,118	$ 41,914

Depreciation expense for the years ended December 31, 2024, 2023 and 2022 was $3.14 million, $3.29 million and $3.74 million, respectively.

NOTE 8: Goodwill and Other Intangible Assets

The carrying amount of goodwill was $25.19 million at December 31, 2024 and 2023. There were no changes in the recorded balance of goodwill during the years ended December 31, 2024, 2023 or 2022.

The Corporation had $1.15 million and $1.41 million of other intangible assets as of December 31, 2024 and 2023, respectively. Other intangible assets were recognized in connection with the core deposits acquired from Peoples Bankshares, Incorporated (Peoples) in 2020 and customer relationships acquired by C&F Wealth Management in 2016.

The following table summarizes the gross carrying amounts and accumulated amortization of other intangible assets:

(Dollars in thousands)	December 31, 2024		December 31, 2023	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:				
Core deposit intangibles	$ 1,711	$ (700)	$ 1,711	$ (588)
Other amortizable intangibles	1,405	(1,269)	1,405	(1,121)
Total	$ 3,116	$ (1,969)	$ 3,116	$ (1,709)

Amortization expense was $260,000, $272,000 and $298,000 for the years ended December 31, 2024, 2023 and 2022, respectively.

Estimated future amortization expense by year as of December 31, 2024 is as follows:

(Dollars in thousands)	
2025	$ 237
2026	101
2027	101
2028	101
2029	101
Thereafter	506
Total	$ 1,147

NOTE 9: Leases

The Corporation's leases comprise primarily of leases of real estate in which the Corporation is the lessee. Lease cost for the years ended December 31, 2024, 2023 and 2022 is as follows:

(Dollars in thousands)	Year Ended December 31,		
	2024	2023	2022
Operating lease cost	$ 821	$ 872	$ 1,008
Finance lease cost:			
Amortization of right-of-use asset	452	314	314
Interest on lease liability	220	121	125
Short-term lease cost	89	99	139
Variable lease cost	121	63	97
Total lease cost	$ 1,703	$ 1,469	$ 1,683

Interest on lease liability cost is included in "Interest expense – Borrowings" and all other lease costs are included in "Occupancy" on the Consolidated Statements of Income. Variable lease payments primarily represent payments for common area maintenance, taxes and fees that are not included in base rent payments, and changes in lease payments that are adjusted for inflation.

Certain of the Corporation's leases contain options to extend the lease term beyond the initial term. Options to extend the lease term are recognized as part of the Corporation's lease liabilities and right-of-use assets at the commencement of a lease to the extent the Corporation is reasonably certain to exercise such options.

The Corporation's right-of-use assets, lease liabilities, weighted average remaining lease term and weighted average discount rate of the Corporation's leases are set forth in the table below.

(Dollars in thousands)		December 31, 2024		December 31, 2023
Operating leases:				
Right of use assets	$	2,237	$	2,836
Lease liabilities	$	2,260	$	2,877
Weighted average remaining lease term (years)		8.5		8.0
Weighted average discount rate		3.0%		2.7 %
Finance leases:				
Right of use assets	$	7,316	$	5,251
Lease liabilities	$	8,169	$	5,921
Weighted average remaining lease term (years)		15.5		16.5
Weighted average discount rate		3.0%		2.0 %

Right of use assets are included in "Other Assets" on the Consolidated Balance Sheets. Operating lease liabilities are included in "Other Liabilities" and Finance lease liabilities are included in "Long-term Borrowings" in the Consolidated Balance Sheets. During the years ended December 31, 2024, 2023 and 2022, the Corporation assumed lease liabilities to obtain right-of-use assets in operating leases and financing leases of $2.73 million, $775,000 and $888,000, respectively.

Cash paid for amounts included in the measurement of lease liabilities for the years ended December 31, 2024, 2023 and 2022 is set forth in the table below. In addition to the amounts paid shown below, the Corporation received lease incentives of $42,000 related to finance leases during the year ended December 31, 2024 and $37,000 related to operating leases during the year ended December 31, 2022.

(Dollars in thousands)		Year Ended December 31,				
		2024		2023		2022
Operating leases:						
Operating cash flows	$	832	$	905	$	1,823
Finance leases:						
Operating cash flows		220		121		125
Financing cash flows		233		220		440
Total cash flows	$	1,285	$	1,246	$	2,388

Maturities of the Corporation's lease liabilities are as follows:

(Dollars in thousands)		December 31, 2024		
		Operating Leases		Finance Leases
2025	$	540	$	512
2026		451		574
2027		220		586
2028		179		602
2029		159		618
Thereafter		1,029		7,360
Total		2,578		10,252
Imputed interest		(318)		(2,083)
Lease liabilities	$	2,260	$	8,169

NOTE 10: Time Deposits

Time deposits are summarized as follows:

	December 31,	
(Dollars in thousands)	**2024**	**2023**
Certificates of deposit, over $250	**$ 264,405**	$ 226,423
Other time deposits	**553,924**	446,776
	$ 818,329	$ 673,199

Remaining maturities on time deposits are as follows:

(Dollars in thousands)	December 31, 2024
2025	**$ 705,715**
2026	**86,966**
2027	**20,910**
2028	**2,334**
2029	**1,857**
Thereafter	**547**
	$ 818,329

NOTE 11: Borrowings

The table below presents selected information on short-term borrowings:

	December 31,	
(Dollars in thousands)	**2024**	**2023**
Balance outstanding at year end[1]	**$ 28,994**	$ 58,223
Maximum balance at any month end during the year	**$ 58,842**	$ 145,579
Average balance for the year	**$ 29,614**	$ 96,882
Weighted average rate for the year	**1.88 %**	3.79 %
Weighted average rate on borrowings at year end	**1.64 %**	3.00 %
Estimated fair value at year end	**$ 28,993**	$ 55,732

[1] Consists of $28.99 million of repurchase transactions with customers, which generally mature the day following the day sold and are secured by investment securities at December 31, 2024. Consists of $30.71 million of repurchase transaction with customers, $27.50 million with the FHLB, and $18,000 of overnight fed funds borrowings with correspondent banks at December 31, 2023.

Long-term borrowings at December 31, 2024 were comprised of 1) advances from the FHLB consisting of $35.00 million of convertible advances and $5.00 million of fixed rate hybrid advances and 2) $20.00 million of the Corporation's subordinated notes due in 2030 (the 2030 Subordinated Notes).

The FHLB convertible advances have fixed rates of interest unless the FHLB exercises its option to convert the interest on these advances from fixed rate to variable rate. The fixed rate hybrid FHLB advances provide fixed-rate funding until the stated maturity date. C&F Bank may add interest rate caps or floors at a future date, at which time the cost of the caps or floors will be added to the advance note. The table below presents selected information for the FHLB advances at December 31, 2024:

(Dollars in thousands)		Interest Rate	Maturity Date	Next Conversion Option Date
Fixed Rate Hybrid Advances.	$ 5,000	4.45 %	03/05/27	
Convertible Advances.	$ 5,000	4.06 %	03/05/27	03/05/25
	$10,000	4.13 %	06/07/27	03/07/25
	$10,000	4.68 %	03/23/26	09/23/25
	$10,000	4.55 %	09/21/26	03/23/26

The 2030 Subordinated Notes bear interest at a fixed rate of 4.875 percent until September 2025 and at the three month SOFR plus 475.5 basis points thereafter. The 2030 Subordinated Notes may be redeemed at the option of the Corporation at any time beginning in September 2025. The Corporation repaid $4.00 million of subordinated notes during 2023. The subordinated notes of the Corporation rank junior to all existing and future senior indebtedness of the Corporation and are structurally subordinated to all existing and future debt and liabilities of the Bank and its subsidiaries. These borrowings are presented in the Consolidated Balance Sheets net of issuance costs and, as applicable, acquisition premium.

The contractual maturities of long-term borrowings at December 31, 2024 are as follows:

(Dollars in thousands)	Fixed Rate	Floating Rate	Total
2025	$ —	$ —	$ —
2026	20,000	—	20,000
2027	20,000	—	20,000
2028	—	—	—
2029	—	—	—
Thereafter.	20,000	—	20,000
	$ 60,000	$ —	$ 60,000

The Corporation's available sources of credit for future borrowings total approximately $606.23 million at December 31, 2024, which consisted of $217.73 million available from the FHLB, $313.50 million available from the FRB, $75.00 million under unsecured federal funds agreements with third party financial institutions. Credit available from the FHLB is secured by a blanket floating lien on all qualifying closed-end and revolving, open-end loans of C&F Bank secured by 1-4 family residential properties. Credit available from the FRB is secured by liens on specific loans of C&F Bank. Additional loans and securities are available that can be pledged as collateral for future borrowings from the FRB or the FHLB above the current lendable collateral value.

C&F Financial Statutory Trust I (Trust I), C&F Financial Statutory Trust II (Trust II) and Central Virginia Bankshares Statutory Trust I (CVBK Trust I) are wholly-owned non-operating subsidiaries of the Corporation, formed for the purpose of issuing trust preferred capital securities. Collectively, these trusts have issued $25.00 million of trust preferred capital securities to institutional investors through private placements and $775,000 in common equity that is held by the Corporation. Trust preferred capital securities of $5.00 million issued by CVBK Trust I, $10.00 million issued by Trust I, and $10.00 million issued by Trust II mature in 2033, 2035 and 2037, respectively, and are redeemable at the Corporation's option. Each of the trusts is required to make quarterly distributions to the holders of the securities at a rate based on the three-month SOFR plus a spread of between 1.57 percent and 3.15 percent. During 2024, 2023 and 2022, the Corporation used interest rate swaps in designated cash flow hedges of interest payments on the trust preferred capital securities to mitigate the effects of changes in interest rates. The interest rate swaps manage the Corporation's exposure to variability in cash flows for periods that end between June 2026 and June 2029. At December 31, 2024, the effect of the interest rate swaps was a fixed rate of interest on the securities issued by CVBK Trust I, Trust I and Trust II of 4.64 percent, 5.80 percent and 5.10 percent, respectively. The principal assets of CVBK Trust I, Trust I and Trust II are trust preferred capital notes of the Corporation of $5.16 million, $10.31 million and $10.31 million, respectively, which have like maturities and like interest rates to the trust preferred capital securities. The interest payments by the Corporation on the notes will be used by the trusts to pay the quarterly distributions on the trust preferred capital securities. The trusts are unconsolidated subsidiaries of the Corporation, and the Corporation's trust preferred capital notes are presented as liabilities in the Consolidated Balance Sheets net of acquisition discount, as applicable.

Subject to certain exceptions and limitations, the Corporation may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related capital securities.

NOTE 12: Equity, Other Comprehensive Income and Earnings Per Share

Equity and Noncontrolling Interest

The Board of Directors authorized a program, effective January 1, 2024 through December 31, 2024, to repurchase up to $10.0 million of the Corporation's common stock (the 2024 Repurchase Program). During the year ended December 31, 2024, the Corporation repurchased 160,694 shares, or $7.95 million, of its common stock under the 2024 Repurchase Program. In December 2024, the Board of Directors authorized a program, effective January 1, 2025 through December 31, 2025, to repurchase up to $5.0 million of the Corporation's common stock (the 2025 Repurchase Program).

Under the Corporation's previous share repurchase programs authorized by the Board of Directors, the Corporation repurchased 135,327 shares, or $7.51 million, and 89,373 shares, or $4.60 million, of its common stock during the year's ended December 31, 2023 and 2022, respectively.

Additionally, during the years ended December 31, 2024, 2023 and 2022, the Corporation withheld 13,937 shares, 12,039 shares and 7,696 shares of its common stock, respectively, from employees to satisfy tax withholding obligations upon vesting of restricted stock.

Noncontrolling interest represents an ownership interest in C&F Select LLC, a subsidiary of C&F Mortgage, held by an unrelated investor.

Accumulated Other Comprehensive Income (Loss), Net

Changes in each component of accumulated other comprehensive loss were as follows for the years ended December 31, 2024, 2023 and 2022:

(Dollars in thousands)	Securities Available For Sale	Defined Benefit Plan	Cash Flow Hedges	Total
Accumulated other comprehensive (loss) income at December 31, 2023	$ (25,002)	$ (2,752)	$ 1,067	$ (26,687)
Other comprehensive income (loss) arising during the period.	1,657	1,146	(238)	2,565
Related income tax effects.	(348)	(240)	61	(527)
	1,309	906	(177)	2,038
Reclassifications into net income	—	62	(6)	56
Related income tax effects.	—	(13)	2	(11)
	—	49	(4)	45
Other comprehensive income (loss), net of tax	1,309	955	(181)	2,083
Accumulated other comprehensive (loss) income at December 31, 2024	$ (23,693)	$ (1,797)	$ 886	$ (24,604)

(Dollars in thousands)	Securities Available For Sale	Defined Benefit Plan	Cash Flow Hedges	Total
Accumulated other comprehensive (loss) income at December 31, 2022	$ (35,184)	$ (3,236)	$ 1,462	$ (36,958)
Other comprehensive income (loss) arising during the period	12,883	508	(526)	12,865
Related income tax effects	(2,705)	(106)	135	(2,676)
	10,178	402	(391)	10,189
Reclassifications into net income	5	104	(6)	103
Related income tax effects	(1)	(22)	2	(21)
	4	82	(4)	82
Other comprehensive income (loss), net of tax	10,182	484	(395)	10,271
Accumulated other comprehensive (loss) income at December 31, 2023	$ (25,002)	$ (2,752)	$ 1,067	$ (26,687)

(Dollars in thousands)	Securities Available For Sale	Defined Benefit Plan	Cash Flow Hedges	Total
Accumulated other comprehensive income (loss) at December 31, 2021	$ 437	$ (2,055)	$ (469)	$ (2,087)
Other comprehensive (loss) income arising during the period	(45,090)	(1,465)	2,607	(43,948)
Related income tax effects	9,469	308	(671)	9,106
	(35,621)	(1,157)	1,936	(34,842)
Reclassifications into net income	—	(30)	(7)	(37)
Related income tax effects	—	6	2	8
	—	(24)	(5)	(29)
Other comprehensive (loss) income, net of tax	(35,621)	(1,181)	1,931	(34,871)
Accumulated other comprehensive (loss) income at December 31, 2022	$ (35,184)	$ (3,236)	$ 1,462	$ (36,958)

The following table provides information regarding the reclassifications from accumulated other comprehensive loss into net income for the years ended December 31, 2024, 2023 and 2022:

(Dollars in thousands)	Year Ended December 31, 2024	2023	2022	Line Item In the Consolidated Statements of Income
Securities available for sale:				
Reclassification of net realized losses into net income	$ —	$ (5)	$ —	Net losses on sales, maturities and calls of available for sale securities
Related income tax effects	—	1	—	Income tax expense
	—	(4)	—	Net of tax
Defined benefit plan:[1]				
Reclassification of recognized net actuarial losses into net income	(129)	(171)	(38)	Noninterest expenses - Other
Amortization of prior service credit into net income	67	67	68	Noninterest expenses - Other
Related income tax effects	13	22	(6)	Income tax expense
	(49)	(82)	24	Net of tax
Cash flow hedges:				
Amortization of hedging gains into net income	6	6	7	Interest expense - Trust preferred capital notes
Related income tax effects	(2)	(2)	(2)	Income tax expense
	4	4	5	Net of tax
Total reclassifications into net income	$ (45)	$ (82)	$ 29	

[1] See "Note 14: Employee Benefit Plans," for additional information.

Earnings Per Share (EPS)

The components of the Corporation's EPS calculations are as follows:

(Dollars in thousands)	Year Ended December 31, 2024	2023	2022
Net income attributable to C&F Financial Corporation	$ 19,834	$ 23,604	$ 29,159
Weighted average shares outstanding—basic and diluted	3,299,574	3,411,995	3,517,114

The Corporation has applied the two-class method of computing basic and diluted EPS for each period presented because the Corporation's unvested restricted shares outstanding contain rights to nonforfeitable dividends equal to dividends on the Corporation's common stock. Accordingly, the weighted average number of shares used in the calculation of basic and diluted EPS includes both vested and unvested shares outstanding.

NOTE 13: Income Taxes

Principal components of income tax expense as reflected in the Consolidated Statements of Income are as follows:

(Dollars in thousands)	Year Ended December 31, 2024	2023	2022
Current taxes	$ 3,741	$ 4,832	$ 6,887
Deferred taxes	474	586	708
	$ 4,215	$ 5,418	$ 7,595

Income tax expense for the years ended December 31, 2024, 2023 and 2022 differed from the federal statutory rate applied to income before income taxes for the following reasons:

	Year Ended December 31,					
	2024		2023		2022	
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Income tax at statutory rates	$ 5,068	21.0 %	$ 6,124	21.0 %	$ 7,762	21.0 %
State income taxes, net of federal benefit	15	0.1	82	0.3	536	1.5
Tax-exempt interest income	(626)	(2.6)	(582)	(2.0)	(427)	(1.1)
Excess compensation	79	0.3	38	0.1	—	—
Income from bank-owned life insurance	(178)	(0.7)	(104)	(0.4)	(130)	(0.4)
Investments in qualified housing projects	(87)	(0.4)	(75)	(0.3)	(56)	(0.2)
Share based compensation	(111)	(0.5)	(114)	(0.4)	(37)	(0.1)
Other	55	0.2	49	0.2	(53)	(0.1)
	$ 4,215	17.4 %	$ 5,418	18.5 %	$ 7,595	20.6 %

The Corporation's net deferred income taxes totaled $17.72 million and $18.73 million at December 31, 2024 and 2023, respectively. The tax effects of each type of significant item that gave rise to deferred taxes are:

(Dollars in thousands)	December 31, 2024	2023
Deferred tax assets		
Allowances for credit losses, reserve for unfunded commitments and OREO losses	$ 10,238	$ 10,123
Net unrealized loss on securities available for sale	6,298	6,646
Nonqualified deferred compensation plan	3,781	3,969
Lease liabilities	2,216	1,877
Fair value adjustments related to business combinations	251	377
Share-based compensation	736	857
Reserve for indemnification losses	313	433
Accrued expenses	521	562
Other	783	778
Deferred tax assets	25,137	25,622
Deferred tax liabilities		
Goodwill and other intangible assets	(2,992)	(3,027)
Right of use assets	(2,034)	(1,728)
Depreciation	(1,213)	(1,175)
Defined benefit plan	(862)	(583)
Cash flow hedges	(317)	(378)
Deferred tax liabilities	(7,418)	(6,891)
Net deferred tax assets	$ 17,719	$ 18,731

The Corporation files income tax returns in the U.S. federal jurisdiction and several states. With few exceptions, the Corporation is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2021.

NOTE 14: Employee Benefit Plans

The Corporation's subsidiaries maintain defined contribution plans that provide the opportunity for voluntary tax-qualified deferral to substantially all of its full-time employees who are at least 18 years of age. These plans also provide for employer contributions as a discretionary or non-discretionary matching contribution and in some cases as a discretionary profit-sharing contribution to the account of each participant. The total expense recognized in connection with these qualified defined contribution plans for 2024, 2023 and 2022 were $1.47 million, $1.55 million and $1.44 million, respectively.

C&F Bank has a non-contributory, defined benefit pension plan (Cash Balance Plan) for many of its full-time employees over 21 years of age. During 2021, C&F Bank amended its Cash Balance Plan and closed the plan to new entrants hired after December 31, 2021. Benefits earned by participants in the plan hired before January 1, 2022 were not affected by the amendment and will continue to accrue for active participants. Under the Cash Balance Plan, the benefit account for each participant will grow each year with annual pay credits based on age and years of service and monthly interest credits based on the yield on 30-year Treasuries plus 150 basis points, but no less than three percent. C&F Bank funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

The Corporation has a nonqualified deferred compensation plan for certain executives. The plan allows for elective deferrals of salary, bonus and commissions. The plan also allows for discretionary employer contributions to enhance retirement benefits by supplementing the benefits provided under tax-qualified plans. Expenses under this plan were $378,000, $325,000 and $345,000 in 2024, 2023 and 2022, respectively. The deferred compensation liability under the nonqualified plan is not required to be funded, however, the currently liability is funded and held in a rabbi trust and invested according to participant elections. These investments are included in other assets and the related liability is included in other liabilities.

In 2014, the Corporation approved an additional compensation benefit for the Corporation's Chief Executive Officer at the time to provide post-retirement medical and dental coverage for him and his spouse for life. Expense recognized for this arrangement in 2022 was $10,000. There was no expense recognized in the years ended December 31, 2024 and 2023, with all estimated amounts having been accrued. The remaining related liability is included in other liabilities.

The following table summarizes the projected benefit obligations, plan assets, funded status and related assumptions associated with the Cash Balance Plan based upon actuarial valuations.

	December 31,	
(Dollars in thousands)	**2024**	**2023**
Change in benefit obligation		
Projected benefit obligation, beginning	**$ 16,812**	$ 15,267
Service cost	**1,414**	1,377
Interest cost	**757**	728
Actuarial (gain) loss	**(802)**	527
Benefits paid	**(1,128)**	(1,087)
Projected benefit obligation, ending	**17,053**	16,812
Change in plan assets		
Fair value of plan assets, beginning	**19,588**	18,356
Actual return on plan assets	**1,697**	2,319
Employer contributions	**1,000**	—
Benefits paid	**(1,128)**	(1,087)
Fair value of plan assets, ending	**21,157**	19,588
Funded status	**$ 4,104**	$ 2,776
Amounts recognized as an other asset	**$ 4,104**	$ 2,776
Amounts recognized in accumulated other comprehensive loss		
Net loss	**$ 2,443**	$ 3,718
Prior service credits	**(168)**	(235)
Deferred taxes	**(478)**	(731)
Total recognized in accumulated other comprehensive loss	**$ 1,797**	$ 2,752
Weighted-average assumptions for benefit obligation at valuation date		
Discount rate	**5.4 %**	4.7 %
Rate of compensation increase	**3.0**	3.0
Interest crediting rate	**5.0**	5.0

The accumulated benefit obligation was $17.05 million and $16.81 million as of the actuarial valuation dates December 31, 2024 and 2023, respectively. The actuarial gain of $802,000 on the projected benefit obligation for 2024 and the actuarial loss of $527,000 on the projected benefit obligation for 2023 were due primarily to fluctuations in the discount rate as well as demographic changes in the population.

The Cash Balance Plan contains provisions that allow participants the option of receiving their pension benefits in a lump sum upon retirement or, in certain cases, prior to retirement. The Corporation's accounting policy is to record these payments as a settlement only if, in the aggregate for a given year, they exceed the sum of the annual service cost and interest cost for the Cash Balance Plan. There were no lump sum pension settlement payments which exceeded the settlement threshold during 2024 or 2023.

The following table summarizes the components of net periodic benefit cost and related assumptions associated with the Cash Balance Plan.

(Dollars in thousands)	Year Ended December 31,		
	2024	2023	2022
Components of net periodic benefit cost:			
Service cost, included in salaries and employee benefits	$ 1,414	$ 1,377	$ 1,837
Other components of net periodic benefit cost:			
Interest cost	757	728	492
Expected return on plan assets	(1,351)	(1,284)	(1,660)
Amortization of prior service credit................................	(67)	(67)	(68)
Recognized net actuarial losses	129	171	38
Other components of net periodic benefit cost, included in other noninterest expense..	(532)	(452)	(1,198)
Net periodic benefit cost...	$ 882	$ 925	$ 639

	January 1,		
	2024	2023	2022
Weighted-average assumptions for net periodic benefit cost			
Discount rate..	4.7 %	4.9 %	2.5 %
Expected return on plan assets	7.3	7.3	7.3
Rate of compensation increase	3.0	3.0	3.0
Interest crediting rate	5.0	5.0	5.0

The benefits expected to be paid by the plan in the next ten years are as follows:

(Dollars in thousands)		
2025...	$	1,495
2026...		1,009
2027...		938
2028...		1,766
2029...		1,818
2030 – 2034		12,589

C&F Bank selects the expected long-term rate of return on assets in consultation with its investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust and for the trust itself. Undue weight is not given to recent experience, which may not continue over the measurement period. Higher significance is placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly within periodic costs).

C&F Bank's defined benefit pension plan's weighted average asset allocations by asset category are as follows:

	December 31,	
	2024	2023
Mutual funds-fixed income.	37 %	40 %
Mutual funds-equity	63	60
Cash and equivalents.	*	*
	100 %	100 %

* Less than one percent.

The following table summarizes the fair value of the defined benefit plan assets as of December 31, 2024 and 2023. For more information about fair value measurements, see "Note 19: Fair Value of Assets and Liabilities."

	December 31, 2024			
	Fair Value Measurements Using			Assets at Fair
(Dollars in thousands)	Level 1	Level 2	Level 3	Value
Mutual funds-fixed income [1]	$ 7,828	$ —	$ —	$ 7,828
Mutual funds-equity [2]	13,329	—	—	13,329
Cash and equivalents [3]	—	—	—	—
Total pension plan assets	$ 21,157	$ —	$ —	$ 21,157

	December 31, 2023			
	Fair Value Measurements Using			Assets at Fair
(Dollars in thousands)	Level 1	Level 2	Level 3	Value
Mutual funds-fixed income [1]	$ 7,835	$ —	$ —	$ 7,835
Mutual funds-equity [2]	11,753	—	—	11,753
Cash and equivalents [3]	—	—	—	—
Total pension plan assets	$ 19,588	$ —	$ —	$ 19,588

[1] This category includes investments in mutual funds focused on fixed income securities with both short-term and long-term investments. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the funds.

[2] This category includes investments in mutual funds focused on equity securities with a diversified portfolio and includes investments in large cap and small cap funds, growth funds, international focused funds and value funds. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the funds.

[3] This category comprises cash and short-term cash equivalent funds. The funds are valued at cost which approximates fair value.

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 40 percent fixed income and 60 percent equities. The investment advisor selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the implementation of the plan's investment strategy. The investment manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the trustee to administer the investments of the trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the trust.

NOTE 15: Related Party Transactions

Loans outstanding to the Corporation's management, including directors and senior officers and certain of their affiliates, totaled $1.22 million and $1.21 million at December 31, 2024 and 2023, respectively. For the year ended December 31, 2024, the Corporation made $437,000 new loan advances to directors and senior officers and received repayments totaling $424,000. Total deposits of directors and senior officers and their related interests were $6.22 million and $4.91 million at December 31, 2024 and 2023, respectively. In the opinion of management, these transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates, collateral and repayment terms, as those prevailing at the same time for comparable transactions with unrelated persons, and, in the opinion of management and the Corporation's Board of Directors, do not involve more than normal risk or present other unfavorable features.

NOTE 16: Share-Based Plans

On April 19, 2022, the Corporation's shareholders approved the C&F Financial Corporation 2022 Stock and Incentive Compensation Plan, (the 2022 Plan) for the grant of equity awards to certain key employees of the Corporation, as well as non-employee directors and consultants. The 2022 Plan authorizes the Corporation to issue equity awards in the form of stock options, restricted stock, restricted stock units and other stock-based awards. Since the 2022 Plan's approval, equity awards have only been issued in the form of restricted stock.

Prior to the approval of the 2022 Plan, the Corporation granted equity awards under the 2013 Stock and Incentive Compensation Plan, (the 2013 Plan). The 2013 Plan authorized the Corporation to issue equity awards in the form of stock options, tandem stock appreciation rights, restricted stock, restricted stock units and/or other stock-based awards. All equity awards under the 2013 Plan were issued in the form of restricted stock.

As permitted under the plans, the Corporation awards shares of restricted stock to certain key employees, non-employee directors and consultants. Restricted shares awarded to employees generally vest over periods up to five years and restricted shares awarded to non-employee directors generally vest over periods up to three years. A summary of the activity for restricted stock awards for the periods indicated is presented below:

	2024		2023		2022	
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Nonvested at beginning of year	135,694	$ 52.13	145,677	$ 48.88	140,577	$ 48.57
Granted	32,320	60.15	36,945	62.87	36,435	54.18
Vested	(46,801)	51.39	(43,383)	50.59	(26,200)	54.73
Cancelled	(1,435)	53.69	(3,545)	49.37	(5,135)	48.28
Nonvested at end of year	119,778	54.56	135,694	52.13	145,677	48.88

The fair value of shares that vested during the years ended December 31, 2024, 2023 and 2022 were $2.73 million, $2.52 million, and $1.39 million, respectively. Compensation is accounted for using the fair value of the Corporation's common stock on the date the restricted shares are awarded. Compensation expense is charged to income ratably over the required service periods and was $1.92 million ($1.29 million after income taxes) in 2024, $1.99 million ($1.35 million after income taxes) in 2023 and $1.97 million ($1.42 million after income taxes) in 2022. As of December 31, 2024, there was $3.65 million of total unrecognized compensation cost related to restricted stock granted under the plan, which is expected to be recognized over a weighted-average period of 3.0 years and through 2029.

NOTE 17: Regulatory Requirements and Restrictions

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Federal banking regulations also impose regulatory capital requirements on bank holding companies. Under the small bank holding company policy statement of the FRB, which applies to certain bank holding companies with consolidated total assets of less than $3 billion, the Corporation is not subject to regulatory capital requirements.

As of December 31, 2024, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized under regulations applicable at December 31, 2024, the Bank was required to maintain minimum total risk-based, Tier 1 risk-based, CET1 risk-based and Tier 1 leverage ratios as set forth in the tables below. The total capital ratio, Tier 1 capital ratio and CET1 ratio are calculated as a percentage of risk-weighted assets. The Tier 1 leverage ratio is calculated as a percentage of average tangible assets.

The Corporation's and the Bank's actual capital amounts and ratios as of December 31, 2024 and 2023 are presented in the following tables along with regulatory requirements for the Bank and requirements that apply to bank holding companies that are subject to regulatory capital requirements for bank holding companies. The Corporation's consolidated capital is determined under regulations that apply to bank holding companies that are not small bank holding companies. Although the minimum regulatory capital requirements are not applicable to the Corporation, the Corporation calculates these ratios for its own planning and monitoring purposes. Total risk-weighted assets at December 31, 2024 for the Corporation were $2.13 billion and for the Bank were $2.10 billion. Total risk-weighted assets at December 31, 2023 for the Corporation were $1.95 billion and for the Bank were $1.92 billion. Management believes that, as of December 31, 2024, the Bank met all capital adequacy requirements to which it is subject.

| | December 31, 2024 | | | | | |
| | Actual | | Minimum Capital Requirements | | Well Capitalized Requirements | |
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
The Corporation						
Total risk-based capital ratio	$ 299,157	14.1 %	$ 170,256	8.0 %	$ N/A	N/A %
Tier 1 risk-based capital ratio	252,373	11.9	127,692	6.0	N/A	N/A
Common Equity Tier 1 capital ratio	227,373	10.7	95,769	4.5	N/A	N/A
Tier 1 leverage ratio	252,373	9.8	102,645	4.0	N/A	N/A
The Bank						
Total risk-based capital ratio	$ 284,550	13.5 %	$ 168,233	8.0 %	$ 210,291	10.0 %
Tier 1 risk-based capital ratio	258,078	12.3	126,175	6.0	168,233	8.0
Common Equity Tier 1 capital ratio	258,078	12.3	94,631	4.5	136,689	6.5
Tier 1 leverage ratio	258,078	10.1	101,805	4.0	127,256	5.0

| (Dollars in thousands) | December 31, 2023 | | | | | |
| | Actual | | Minimum Capital Requirements | | Well Capitalized Requirements | |
	Amount	Ratio	Amount	Ratio	Amount	Ratio
The Corporation						
Total risk-based capital ratio	$ 289,396	14.8 %	$ 155,927	8.0 %	$ N/A	N/A %
Tier 1 risk-based capital ratio	244,830	12.6	116,945	6.0	N/A	N/A
Common Equity Tier 1 capital ratio	219,830	11.3	87,709	4.5	N/A	N/A
Tier 1 leverage ratio.	244,830	10.1	97,449	4.0	N/A	N/A
The Bank						
Total risk-based capital ratio	$ 271,952	14.1 %	$ 153,816	8.0 %	$ 192,270	10.0 %
Tier 1 risk-based capital ratio	247,712	12.9	115,362	6.0	153,816	8.0
Common Equity Tier 1 capital ratio	247,712	12.9	86,522	4.5	124,976	6.5
Tier 1 leverage ratio.	247,712	10.3	96,655	4.0	120,819	5.0

The Basel III rules established a "capital conservation buffer" of additional capital of 2.5 percent above the regulatory minimum risk-based capital ratios, which is not included in the tables above. Including the capital conservation buffer, the minimum ratios are a common equity Tier 1 risk-based capital ratio of 7.0 percent, a Tier 1 risk-based capital ratio of 8.5 percent and a total risk-based capital ratio of 10.5 percent. The Corporation and the Bank exceeded these ratios at December 31, 2024 and 2023.

Between 2003 and 2007, the Corporation's statutory business trusts issued $25.00 million of aggregate trust preferred securities. Based on the Corporation's Tier 1 capital levels, the entire $25.00 million of trust preferred securities was included in the Corporation's Tier 1 capital as of December 31, 2024 and 2023. The Corporation's 2030 Subordinated Notes, issued in 2020, qualifies for inclusion in Tier 2 capital of the Corporation as of December 31, 2024 and 2023. The Corporation's 2028 Subordinated Notes of $4.0 million, assumed upon the acquisition of Peoples in 2020, qualified for inclusion in Tier 2 capital of the Corporation as of December 31, 2022 and was repaid during 2023. In each case, the amount included in regulatory capital with respect to trust preferred securities or subordinated notes may be reduced as those instruments near maturity.

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by C&F Bank to the Corporation. The total amount of dividends that may be paid at any date by C&F Bank is generally limited to the retained earnings of C&F Bank, while other measures of capital adequacy may also restrict the Bank's ability to declare dividends.

NOTE 18: Commitments and Contingent Liabilities

The Corporation enters into commitments to extend credit in the normal course of business to meet the financing needs of its customers, including loan commitments and standby letters of credit. These instruments involve elements of credit and interest rate risk in excess of the amounts recorded on the Consolidated Balance Sheets. The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of these instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Collateral is obtained based on management's credit assessment of the customer.

Loan commitments are agreements to extend credit to a customer provided that there are no violations of the terms of the contract prior to funding. Commitments have fixed expiration dates or other termination clauses and may require payment of a fee by the customer. Because many of the commitments may expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of loan commitments at the Bank was $469.77 million at December 31, 2024 and $413.53 million at December 31, 2023, which does not include IRLCs at the mortgage banking segment, which are discussed in Note 21. Off balance sheet credit exposures, including loan commitments, are not recorded on balance sheet, but expected credit losses arising from off balance sheet credit exposures are recorded as a reserve for unfunded commitments and reported in Other Liabilities. The reserve for unfunded commitments was established in 2023 with the adoption of ASC 326. The following table presents the Corporation's reserve for unfunded commitments for the periods indicated.

	Year Ended December 31,	
(Dollars in thousands)	2024	2023
Balance at the beginning of year	$ 1,650	$ —
Impact of ASC 326 adoption	—	1,501
Provision charged to operations	150	149
Balance at the end of year	$ 1,800	$ 1,650

Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The total contract amount of standby letters of credit, whose contract amounts represent credit risk, was $18.79 million at December 31, 2024 and $7.91 million at December 31, 2023.

The mortgage banking segment sells the majority of the residential mortgage loans it originates to third-party investors. Additionally, the community banking segment purchases residential mortgage loans from the mortgage banking segment under terms and conditions similar to third-party investors. As is customary in the industry, the agreements with these investors require the mortgage banking segment to extend representations and warranties with respect to program compliance, borrower misrepresentation, fraud, and early payment performance. Under the agreements, the investors are entitled to make loss claims and repurchase requests of the mortgage banking segment for loans that contain covered deficiencies. The mortgage banking segment has obtained early payment default recourse waivers for a portion of its business. Recourse periods for early payment default for the remaining investors vary from 90 days up to one year. Recourse periods for borrower misrepresentation or fraud, or underwriting error do not have a stated time limit. The mortgage banking segment maintains an allowance for indemnifications that represents management's estimate of losses that are probable of arising under these recourse provisions. As performance data for loans that have been sold is not made available to the mortgage banking segment by the investors, the estimate of potential losses is inherently subjective and is based on historical indemnification payments and management's assessment of current conditions that may contribute to indemnified losses on mortgage loans that have been sold in the secondary market. During the year ended December 31, 2024, the Corporation recorded a net reversal of provision for indemnifications of $460,000, compared to a net reversal of provision for indemnifications of $585,000 for the year ended December 31, 2023, which is included in "Noninterest Expenses – Other" on the Consolidated Statements of Income. The following table presents the changes in the allowance for indemnification losses for the periods presented:

	Year Ended December 31,		
(Dollars in thousands)	2024	2023	2022
Allowance, beginning of period	$ 1,809	$ 2,394	$ 3,252
Net reversal of provision for indemnification losses	(460)	(585)	(858)
Payments	—	—	—
Allowance, end of period	$ 1,349	$ 1,809	$ 2,394

NOTE 19: Fair Value of Assets and Liabilities

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. GAAP also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

- Level 1—Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt securities traded in an active exchange market.

- Level 2—Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3—Valuation is determined using model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect the Corporation's estimates of assumptions that market participants would use in pricing the respective asset or liability. Valuation techniques may include the use of pricing models, discounted cash flow models and similar techniques.

GAAP allows an entity the irrevocable option to elect fair value (the fair value option) for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. The Corporation has elected to use fair value accounting for its entire portfolio of LHFS.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following describes the valuation techniques and inputs used by the Corporation in determining the fair value of certain assets recorded at fair value on a recurring basis in the financial statements.

Securities available for sale. The Corporation primarily values its investment portfolio using Level 2 fair value measurements, but may also use Level 1 or Level 3 measurements if required by the composition of the portfolio. At December 31, 2024 and 2023, the Corporation's entire securities portfolio was comprised of investments in debt securities classified as available for sale, which were valued using Level 2 fair value measurements. The Corporation has contracted with third party portfolio accounting service vendors for valuation of its securities portfolio. The vendors' sources for security valuation are ICE Data Services (ICE), Refinitiv and Bloomberg Valuation Service (BVAL). Each source provides opinions, known as evaluated prices, as to the value of individual securities based on model-based pricing techniques that are partially based on available market data, including prices for similar instruments in active markets and prices for identical assets in markets that are not active. ICE provides evaluated prices for the Corporation's obligations of states and political subdivisions category of securities. ICE uses proprietary pricing models and pricing systems, mathematical tools and judgment to determine an evaluated price for a security based upon a hierarchy of market information regarding that security or securities with similar characteristics. Refinitiv and BVAL provide evaluated prices for the Corporation's U.S. treasury, government agencies and corporations, mortgage-backed and corporate categories of securities. U.S. treasury securities and fixed-rate callable securities of U.S. government agencies and corporations are individually evaluated on an option adjusted spread basis for callable issues or on a nominal spread basis incorporating the term structure of agency market spreads and the appropriate risk free benchmark curve for non-callable issues. Pass-through mortgage-backed securities (MBS) in the mortgage-backed category are grouped into aggregate categories defined by issuer program, weighted average coupon, and weighted average maturity. Each aggregate is benchmarked to relative to-be-announced mortgage backed securities (TBA securities) or other benchmark prices. TBA securities prices are obtained from market makers and live trading systems. Collateralized mortgage obligations in the mortgage-backed category are individually evaluated based upon a hierarchy of security specific information and market data regarding that security or securities with similar characteristics. Each evaluation is determined using an option adjusted spread and prepayment model based on volatility-driven, multi-dimensional spread tables. Fixed-rate securities issued by the Small Business Association in the mortgage backed category are individually evaluated based upon a hierarchy of security specific information and market data regarding that security or securities with similar characteristics.

Other investments. The Corporation holds equity investments in funds that provide debt and equity financing to small businesses. These investments are recorded at fair value and included in other assets in the Consolidated Balance Sheets.

Changes in fair value are recognized in net income. The funds are managed by investment companies, and the net asset value of each fund is reported regularly by the investment companies. At December 31, 2024 and 2023, the combined fair value of these investments was $1.66 million and $1.93 million, respectively. These investments, measured at net asset value, are not presented in the tables below related to fair value measurements. Changes in fair value of these investments resulted in the recognition of unrealized gains of $273,000 and $344,000 for the year ended December 31, 2024 and 2023, respectively.

The Corporation also holds certain equity investments consisting of equity interests in an independent insurance agency and a full service title and settlement agency (collectively, the agencies). These investments are subject to contractual sale restrictions that only permit the sale of the investments back to the agencies themselves. At December 31, 2024 and 2023, the fair value of these investments was $4.17 million and $3.75 million, respectively. These investments are recorded at fair value based on the contractual redemption value of Corporation's proportionate share of the agencies equity and included in other assets in the Consolidated Balance Sheets. Changes in fair value are recognized in net income and resulted in the recognition of unrealized gains of $687,000 and $333,000 for the years ended December 31, 2024 and 2023, respectively. The Corporation's investments in these agencies are classified as Level 2.

Loans held for sale. Fair value of the Corporation's LHFS is based on observable market prices for similar instruments traded in the secondary mortgage loan markets in which the Corporation conducts business. The Corporation's portfolio of LHFS is classified as Level 2.

Derivative asset - IRLCs. The Corporation recognizes IRLCs at fair value. Fair value of IRLCs is based on either (i) the price of the underlying loans obtained from an investor for loans that will be delivered on a best efforts basis or (ii) the observable price for individual loans traded in the secondary market for loans that will be delivered on a mandatory basis. All of the Corporation's IRLCs are classified as Level 2.

Derivative asset/liability – interest rate swaps on loans. The Corporation recognizes interest rate swaps at fair value. The Corporation has contracted with a third party vendor to provide valuations for these interest rate swaps using the discounted cash flow method. All of the Corporation's interest rate swaps on loans are classified as Level 2.

Derivative asset/liability - cash flow hedges. The Corporation recognizes cash flow hedges at fair value. The Corporation has contracted with a third party vendor to provide valuations for these cash flow hedges using the discounted cash flow method. All of the Corporation's cash flow hedges are classified as Level 2.

The following table presents the balances of financial assets and liabilities measured at fair value on a recurring basis. The fair value of forward sales of mortgage loans were not material to the consolidated financial statements of the Corporation at December 31, 2024 or 2023.

	December 31, 2024				
	Fair Value Measurements Classified as			Assets/Liabilities at	
(Dollars in thousands)	Level 1	Level 2	Level 3	Fair Value	
Assets:					
Securities available for sale					
U.S. Treasury securities	$ —	$ 10,700	$ —	$ 10,700	
U.S. government agencies and corporations	—	60,659	—	60,659	
Mortgage-backed securities	—	182,436	—	182,436	
Obligations of states and political subdivisions	—	143,610	—	143,610	
Corporate and other debt securities	—	21,220	—	21,220	
Total securities available for sale	—	418,625	—	418,625	
Loans held for sale	—	20,112	—	20,112	
Other investments	—	4,167	—	4,167	
Derivatives					
IRLC	—	585	—	585	
Interest rate swaps on loans	—	4,636	—	4,636	
Cash flow hedges	—	1,169	—	1,169	
Total assets	$ —	$ 449,294	$ —	$ 449,294	
Liabilities:					
Derivatives					
Interest rate swaps on loans	$ —	$ 4,636	$ —	$ 4,636	
Total liabilities	$ —	$ 4,636	$ —	$ 4,636	

	December 31, 2023				
	Fair Value Measurements Classified as			Assets/Liabilities at	
(Dollars in thousands)	Level 1	Level 2	Level 3	Fair Value	
Assets:					
Securities available for sale					
U.S. Treasury securities	$ —	$ 45,103	$ —	$ 45,103	
U.S. government agencies and corporations	—	87,094	—	87,094	
Mortgage-backed securities	—	161,696	—	161,696	
Obligations of states and political subdivisions	—	147,111	—	147,111	
Corporate and other debt securities	—	21,440	—	21,440	
Total securities available for sale	—	462,444	—	462,444	
Loans held for sale	—	14,176	—	14,176	
Other investments	—	3,751	—	3,751	
Derivatives					
IRLC	—	335	—	335	
Interest rate swaps on loans	—	6,110	—	6,110	
Cash flow hedges	—	1,415	—	1,415	
Total assets	$ —	$ 488,231	$ —	$ 488,231	
Liabilities:					
Derivatives					
Interest rate swaps on loans	$ —	$ 6,110	$ —	$ 6,110	
Total liabilities	$ —	$ 6,110	$ —	$ 6,110	

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Corporation may be required, from time to time, to measure and recognize certain assets at fair value on a nonrecurring basis in accordance with GAAP. The following describes the valuation techniques and inputs used by the Corporation in determining the fair value of certain assets recorded at fair value on a nonrecurring basis in the financial statements.

OREO. At December 31, 2024, OREO was comprised of a property previously used by the Bank as a branch, which was consolidated into a nearby branch in 2024. OREO is held for sale and initially recorded at fair value less estimated costs to sell. Initial fair value is based upon appraisals the Corporation obtains from independent licensed appraisers or recent sales of similar properties and general market conditions. Subsequently, management periodically performs valuations of the assets based on updated appraisals, general market conditions, recent sales of similar properties, length of time the properties have been held, and our ability and intent with regard to continued ownership of the properties. The Corporation may incur additional write-downs of OREO to fair value less estimated costs to sell if valuations indicate a further deterioration in market conditions. As such, the Corporation records OREO as a nonrecurring fair value measurement classified as Level 3.

The following table presents the balances of assets measured at fair value on a nonrecurring basis at December 31, 2024. There were no assets measured at fair value on a nonrecurring basis at December 31, 2023.

(Dollars in thousands)	December 31, 2024			
	Fair Value Measurements Classified as			Assets at Fair
	Level 1	Level 2	Level 3	Value
Other real estate owned, net	$ —	$ —	$ 1,316	$ 1,316
Total	$ —	$ —	$ 1,316	$ 1,316

Fair Value of Financial Instruments

FASB ASC 825, *Financial Instruments*, requires disclosure about fair value of financial instruments, including those financial assets and financial liabilities that are not required to be measured and reported at fair value on a recurring or nonrecurring basis. ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation. The Corporation uses the exit price notion in calculating the fair values of financial instruments not measured at fair value on a recurring basis.

The following tables reflect the carrying amounts and estimated fair values of the Corporation's financial instruments whether or not recognized on the Consolidated Balance Sheets at fair value.

(Dollars in thousands)	Carrying Value	Fair Value Measurements at December 31, 2024 Classified as			Total Fair Value
		Level 1	Level 2	Level 3	
Financial assets:					
Cash and short-term investments..	$ 66,853	$ 65,586	$ 1,265	$ —	$ 66,851
Securities available for sale	418,625	—	418,625	—	418,625
Loans, net	1,880,311	—	—	1,838,887	1,838,887
Loans held for sale.	20,112	—	20,112	—	20,112
Other investments	4,167	—	4,167	—	4,167
Derivatives					
IRLC	585	—	585	—	585
Interest rate swaps on loans.	4,636	—	4,636	—	4,636
Cash flow hedges	1,169	—	1,169	—	1,169
Bank-owned life insurance	21,191	—	21,191	—	21,191
Accrued interest receivable	10,592	10,592	—	—	10,592
Financial liabilities:					
Demand and savings deposits	1,352,531	1,352,531	—	—	1,352,531
Time deposits.	818,329	—	819,276	—	819,276
Borrowings	114,440	—	105,533	—	105,533
Derivatives					
Interest rate swaps on loans.	4,636	—	4,636	—	4,636
Accrued interest payable	4,403	4,403	—	—	4,403

(Dollars in thousands)	Carrying Value	Fair Value Measurements at December 31, 2023 Classified as			Total Fair Value
		Level 1	Level 2	Level 3	
Financial assets:					
Cash and short-term investments . .	$ 77,403	$ 75,159	$ 2,244	$ —	$ 77,403
Securities available for sale	462,444	—	462,444	—	462,444
Loans, net.	1,702,488	—	—	1,643,462	1,643,462
Loans held for sale	14,176	—	14,176	—	14,176
Other investments.	3,751	—	3,751	—	3,751
Derivatives					
IRLC	335	—	335	—	335
Interest rate swaps on loans	6,110	—	6,110	—	6,110
Cash flow hedges.	1,415	—	1,415	—	1,415
Bank-owned life insurance.	21,464	—	21,464	—	21,464
Accrued interest receivable	10,398	10,398	—	—	10,398
Financial liabilities:					
Demand and savings deposits.	1,392,931	1,392,931	—	—	1,392,931
Time deposits.	673,199	—	668,965	—	668,965
Borrowings.	103,618	—	90,120	—	90,120
Derivatives					
Interest rate swaps on loans	6,110	—	6,110	—	6,110
Accrued interest payable	3,493	3,493	—	—	3,493

The Corporation assumes interest rate risk (the risk that general interest rate levels will change) in the normal course of operations. As a result, the fair values of the Corporation's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Corporation. Management attempts to match maturities of assets and liabilities to the extent believed necessary to balance minimizing interest rate risk and increasing net interest income in current market conditions. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors interest rates, maturities and repricing dates of assets and liabilities and attempts to manage interest rate risk by adjusting terms of new loans, deposits and borrowings and by investing in securities with terms that mitigate the Corporation's overall interest rate risk.

NOTE 20: Business Segments

The Corporation operates in a decentralized fashion in three business segments: community banking, mortgage banking and consumer finance. The community banking segment comprises C&F Bank, C&F Wealth Management, C&F Insurance and CVB Title. Revenues from community banking operations consist primarily of net interest income related to investments in loans and securities and outstanding deposits and borrowings, fees earned on deposit accounts, debit card interchange activity, and net revenues from offering wealth management services and insurance products through third-party service providers. Through C&F Mortgage, mortgage banking operating revenues consist principally of gains on sales of loans in the secondary market, mortgage banking fee income related to loan originations, fees earned by providing mortgage loan origination functions to third-party lenders, and net interest income on mortgage loans held for sale. Revenues from consumer finance operations through C&F Finance consist primarily of net interest income earned on purchased retail installment sales contracts.

The standalone Corporation's revenues and expenses are comprised primarily of interest expense associated with the Corporation's trust preferred capital notes and subordinated debt, general corporate expenses, and changes in the value of the rabbi trust and deferred compensation liability related to its nonqualified deferred compensation plan. The results of the Corporation, which includes funding and operating costs that are not allocated to the business segments, are included in the column labeled "Other" in the tables below.

The Corporation's chief operating decision makers (CODMs) are the President/Chief Executive Officer and the Chief Financial Officer. The CODMs use net income to evaluate income generated from segment assets in deciding whether to reinvest profits into the segments or into other parts of the entity, such as for acquisitions or to pay dividends. Net income is used to monitor budget versus actual results. The CODMs also use net income in competitive analysis by benchmarking to the Corporation's competitors. The competitive analysis along with the monitoring of budgeted versus actual results are used in assessing performance of the segments and in establishing management's compensation.

Interest expense is allocated to the mortgage banking and consumer finance segments through borrowings from the community banking segment. The community banking segment extends two warehouse lines of credit to the mortgage banking segment, providing a portion of the funds needed to originate mortgage loans, that carry interest rates at the daily FHLB advance rate plus a spread ranging from 50 basis points to 175 basis points. The community banking segment also provides the consumer finance segment with a portion of the funds needed to purchase loan contracts by means of a variable rate line of credit that carries interest at one-month term SOFR plus 211.5 basis points, with a floor of 3.5 percent and a ceiling of 6.0 percent, and fixed rate notes that carry interest at rates ranging from 3.8 percent to 4.0 percent. The community banking segment acquires certain residential real estate loans from the mortgage banking segment at prices similar to those paid by third-party investors. These transactions are eliminated to reach consolidated totals. In addition to unallocated expenses recorded by the holding company, certain overhead costs are incurred by the community banking segment and are not allocated to the mortgage banking and consumer finance segments.

(Dollars in thousands)	Community Banking	Mortgage Banking	Consumer Finance	Other	Eliminations	Consolidated
Year Ended December 31, 2024						
Interest income	$ 87,600	$ 1,897	$ 49,684	$ —	$ 413	$ 139,594
Interest expense	40,498	—	—	2,321	—	42,819
Net interest income before allocation	47,102	1,897	49,684	(2,321)	413	96,775
Net interest allocation[1]	24,456	(796)	(23,660)	—	—	—
Net interest income	71,558	1,101	26,024	(2,321)	413	96,775
Gain on sales of loans	—	6,421	—	—	(357)	6,064
Other noninterest income	17,723	4,602	1,024	1,363	(238)	24,474
Net revenue	89,281	12,124	27,048	(958)	(182)	127,313
Less:						
Provision for credit losses	1,650	—	11,600	—	—	13,250
Salaries and employee benefits	36,252	7,069	8,026	2,231	—	53,578
Occupancy expense	6,887	890	620	—	—	8,397
Data processing	8,927	1,012	1,328	47	—	11,314
Professional fees	2,834	103	312	362	—	3,611
Insurance expense	1,575	111	146	—	—	1,832
Marketing and advertising expenses	748	426	39	—	—	1,213
Loan processing and collection expenses	256	917	1,488	—	—	2,661
Provision for indemnifications	—	(460)	—	—	—	(460)
Other segment items[2]	5,395	528	1,577	350	(66)	7,784
Total noninterest expense	62,874	10,596	13,536	2,990	(66)	89,930
Income (loss) before taxes	24,757	1,528	1,912	(3,948)	(116)	24,133
Income tax expense (benefit)	4,473	420	498	(1,152)	(24)	4,215
Net income (loss)	$ 20,284	$ 1,108	$ 1,414	$ (2,796)	$ (92)	$ 19,918
Other data:						
Total assets	$ 2,449,641	$ 29,837	$ 472,672	$ 31,823	$ (420,599)	$ 2,563,374
Total loans held for investment, net	1,436,226	—	444,085	—	—	1,880,311
Total deposits	2,186,139	—	—	—	(15,279)	2,170,860
Capital expenditures	3,101	210	175	—	—	3,486
Depreciation and amortization	3,433	86	338	—	—	3,857

[1] Interest expense is allocated to the mortgage banking and consumer finance segments through borrowings from the community banking segment.

[2] Other segment items for each reportable segment include:
- a. Community banking – licenses and other taxes expense, travel and education expense, telecommunications expense, other real estate owned losses and expense, net periodic pension cost, office supplies, and certain overhead expenses.
- b. Mortgage banking – licenses and other taxes expense, travel and education expense, telecommunications expense, office supplies, and certain overhead expenses.
- c. Consumer finance – licenses and taxes other expense, travel and education expense, telecommunications expense, payment processing expense, office supplies, and certain overhead expenses.

| | Year Ended December 31, 2023 | | | | | |
(Dollars in thousands)	Community Banking	Mortgage Banking	Consumer Finance	Other	Eliminations	Consolidated
Interest income	$ 74,949	$ 1,695	$ 47,264	$ —	$ 229	$ 124,137
Interest expense	24,184	—	—	2,246	—	26,430
Net interest income before allocation	50,765	1,695	47,264	(2,246)	229	97,707
Net interest allocation[1]	23,438	(612)	(22,826)	—	—	—
Net interest income	74,203	1,083	24,438	(2,246)	229	97,707
Gain on sales of loans	—	5,845	—	—	(65)	5,780
Other noninterest income	16,465	4,353	962	2,257	(202)	23,835
Net revenue	90,668	11,281	25,400	11	(38)	127,322
Less:						
Provision for credit losses	1,625	—	6,650	—	—	8,275
Salaries and employee benefits	36,004	6,996	8,732	3,144	—	54,876
Occupancy expense	6,354	1,005	634	—	—	7,993
Data processing	8,564	1,008	1,280	22	—	10,874
Professional fees	2,149	101	310	192	—	2,752
Insurance expense	1,396	128	135	—	—	1,659
Marketing and advertising expenses	1,075	428	45	—	—	1,548
Loan processing and collection expenses	248	1,047	2,022	—	—	3,317
Provision for indemnifications	—	(585)	—	—	—	(585)
Other segment items[2]	5,023	560	1,658	267	(59)	7,449
Total noninterest expense	60,813	10,688	14,816	3,625	(59)	89,883
Income (loss) before taxes	28,230	593	3,934	(3,614)	21	29,164
Income tax expense (benefit)	5,302	128	1,055	(1,066)	(1)	5,418
Net income (loss)	$ 22,928	$ 465	$ 2,879	$ (2,548)	$ 22	$ 23,746
Other data:						
Total assets	$ 2,319,810	$ 22,177	$ 476,671	$ 35,581	$ (415,741)	$ 2,438,498
Total loans held for investment, net	1,257,557	—	444,931	—	—	1,702,488
Total deposits	2,084,327	—	—	—	(18,197)	2,066,130
Capital expenditures	1,301	12	146	—	—	1,459
Depreciation and amortization	3,402	79	398	—	—	3,879

[1]   Interest expense is allocated to the mortgage banking and consumer finance segments through borrowings from the community banking segment.

[2]   Other segment items for each reportable segment include:
   a. Community banking – licenses and other taxes expense, travel and education expense, telecommunications expense, other real estate owned losses expense, net periodic pension cost, office supplies, and certain overhead expenses.
   b. Mortgage banking – licenses and other taxes expense, travel and education expense, telecommunications expense, office supplies, and certain overhead expenses.
   c. Consumer finance – licenses and other taxes expense, travel and education expense, telecommunications expense, payment processing expense, office supplies, and certain overhead expenses.

(Dollars in thousands)	Community Banking	Mortgage Banking	Consumer Finance	Other	Eliminations	Consolidated
			Year Ended December 31, 2022			
Interest income	$ 56,782	$ 2,036	$ 42,441	$ —	$ 95	$ 101,354
Interest expense	5,532	—	—	2,358	—	7,890
Net interest income before allocation	51,250	2,036	42,441	(2,358)	95	93,464
Net interest allocation[1]	15,786	(662)	(15,124)	—	—	—
Net interest income	67,036	1,374	27,317	(2,358)	95	93,464
Gain on sales of loans	—	7,963	—	—	(465)	7,498
Other noninterest income	19,250	4,856	1,050	(3,230)	(212)	21,714
Net revenue	86,286	14,193	28,367	(5,588)	(582)	122,676
Less:						
Provision for credit losses	(600)	32	3,740	—	—	3,172
Salaries and employee benefits	33,770	7,599	8,939	(2,441)	—	47,867
Occupancy expense	6,633	1,271	660	—	—	8,564
Data processing	7,889	1,137	1,458	30	—	10,514
Professional fees	2,121	180	267	199	—	2,767
Insurance expense	858	61	130	—	—	1,049
Marketing and advertising expenses	1,185	518	102	—	—	1,805
Loan processing and collection expenses	199	1,683	2,096	—	—	3,978
Provision for indemnifications	—	(858)	—	—	—	(858)
Other segment items[2]	4,063	989	1,632	230	(60)	6,854
Total noninterest expense	56,718	12,580	15,284	(1,982)	(60)	82,540
Income (loss) before taxes	30,168	1,581	9,343	(3,606)	(522)	36,964
Income tax expense (benefit)	5,794	371	2,512	(973)	(109)	7,595
Net income (loss)	$ 24,374	$ 1,210	$ 6,831	$ (2,633)	$ (413)	$ 29,369
Other data:						
Total assets	$ 2,206,299	$ 24,500	$ 479,864	$ 43,241	$ (421,587)	$ 2,332,317
Total loans held for investment, net	1,145,940	671	448,589	—	—	1,595,200
Total deposits	2,029,951	—	—	—	(26,091)	2,003,860
Capital expenditures	3,265	66	17	—	—	3,348
Depreciation and amortization	3,720	226	410	—	—	4,356

[1] Interest expense is allocated to the mortgage banking and consumer finance segments through borrowings from the community banking segment.

[2] Other segment items for each reportable segment include:
   a. Community banking – licenses and other taxes expense, travel and education expense, telecommunications expense, other real estate owned losses and expense, net periodic pension cost, office supplies, and certain overhead expenses.
   b. Mortgage banking – licenses and other taxes expense, travel and education expense, telecommunications expense, office supplies, and certain overhead expenses.
   c. Consumer finance – licenses and taxes other expense, travel and education expense, telecommunications expense, payment processing expense, office supplies, and certain overhead expenses.

NOTE 21: Derivative Financial Instruments

The Corporation uses derivative financial instruments primarily to manage risks to the Corporation associated with changing interest rates, and to assist customers with their risk management objectives. The Corporation designates certain interest rate swaps as hedging instruments in qualifying cash flow hedges. The changes in fair value of these designated hedging instruments is reported as a component of other comprehensive income (loss). Derivative contracts that are not designated in a qualifying hedging relationship include customer accommodation loan swaps and contracts related to mortgage banking activities.

Cash flow hedges. The Corporation designates interest rate swaps as cash flow hedges when they are used to manage exposure to variability in cash flows on variable rate borrowings such as the Corporation's trust preferred capital notes.

These interest rate swaps are derivative financial instruments that manage the risk of variability in cash flows by exchanging variable-rate interest payments on a notional amount of the Corporation's borrowings for fixed-rate interest payments. Interest rate swaps designated as cash flow hedges are expected to be highly effective in offsetting the effect of changes in interest rates on the amount of variable-rate interest payments, and the Corporation assesses the effectiveness of each hedging relationship quarterly. If the Corporation determines that a cash flow hedge is no longer highly effective, future changes in the fair value of the hedging instrument would be reported in earnings. As of December 31, 2024, the Corporation has designated cash flow hedges to manage its exposure to variability in cash flows on certain variable rate borrowings for periods that end between June 2026 and June 2029.

All interest rate swaps were entered into with counterparties that met the Corporation's credit standards and the agreements contain collateral provisions protecting the at-risk party. The Corporation believes that the credit risk inherent in these derivative contracts is not significant.

These cash flow hedges are reported at fair value in "other assets" in the Consolidated Balance Sheets. Unrealized gains or losses recorded in other comprehensive income (loss) related to cash flow hedges are reclassified into earnings in the same period(s) during which the hedged interest payments affect earnings. When a designated hedging instrument is terminated and the hedged interest payments remain probable of occurring, any remaining unrecognized gain or loss in other comprehensive income (loss) is reclassified into earnings in the period(s) during which the forecasted interest payments affect earnings. Amounts reclassified into earnings and interest receivable or payable under designated interest rate swaps are reported in interest expense. The Corporation does not expect any unrealized losses related to cash flow hedges to be reclassified into earnings in the next twelve months. Refer to Note 12 for additional information on amounts reclassified into net income related to these cash flow hedges.

Loan swaps. The Bank also enters into interest rate swaps with certain qualifying commercial loan customers to meet their interest rate risk management needs. The Bank simultaneously enters into interest rate swaps with dealer counterparties, with identical notional amounts and offsetting terms. The net result of these interest rate swaps is that the customer pays a fixed rate of interest and the Corporation receives a floating rate. These back-to-back loan swaps are derivative financial instruments and are reported at fair value in "other assets" and "other liabilities" in the Consolidated Balance Sheets. Changes in the fair value of loan swaps are recorded in other noninterest income and sum to zero because of the offsetting terms of swaps with borrowers and swaps with dealer counterparties.

Mortgage banking. The mortgage banking segment enters into IRLCs with customers to originate loans for which the interest rates are determined (or "locked") prior to funding. The mortgage banking segment is exposed to interest rate risk through fixed-rate IRLCs and mortgage loans from the time that interest rates are locked until the loans are sold in the secondary market. The mortgage banking segment mitigates this interest rate risk by entering into forward sales contracts with investors, which at times includes the community banking segment, at the time that interest rates are locked for mortgage loans to be delivered on a best efforts basis. IRLCs are derivative financial instruments and are reported at fair value in other assets and other liabilities in the Consolidated Balance Sheets, along with the changes in fair value of the related forward sales of loans. Changes in the fair value of mortgage banking derivatives are recorded as a component of gains on sales of loans.

At December 31, 2024, the mortgage banking segment had $39.29 million of IRLCs and $20.11 million of unpaid principal on mortgage loans held for sale for which it managed interest rate risk using best-efforts forward sales contracts for $59.40 million in mortgage loans.

At December 31, 2023, the mortgage banking segment had $26.15 million of IRLCs and $14.18 million of unpaid principal on mortgage loans held for sale for which it managed interest rate risk using best-efforts forward sales contracts for $40.33 million in mortgage loans.

The following tables summarize key elements of the Corporation's derivative instruments.

	December 31, 2024		
(Dollars in thousands)	Notional Amount	Assets	Liabilities
Cash flow hedges:			
Interest rate swap contracts	$ 25,000	$ 1,169	$ —
Not designated as hedges:			
Customer-related interest rate swap contracts:			
Matched interest rate swaps with borrower	77,820	—	4,636
Matched interest rate swaps with counterparty	77,820	4,636	—
Mortgage banking contracts:			
IRLCs	39,291	585	—

	December 31, 2023		
(Dollars in thousands)	Notional Amount	Assets	Liabilities
Cash flow hedges:			
Interest rate swap contracts	$ 25,000	$ 1,415	$ —
Not designated as hedges:			
Customer-related interest rate swap contracts:			
Matched interest rate swaps with borrower	109,638	1,611	4,499
Matched interest rate swaps with counterparty	109,638	4,499	1,611
Mortgage banking contracts:			
IRLCs	26,152	335	—

The Corporation and the Bank are required to maintain cash collateral with dealer counterparties for interest rate swap relationships in a loss position. At both December 31, 2024 and 2023, there was no cash collateral maintained with dealer counterparties.

NOTE 22: Holding Company Condensed Financial Information

The following tables present the condensed balance sheets as of December 31, 2024 and 2023 and the condensed statements of comprehensive income and cash flows for the years ended December 31, 2024, 2023 and 2022 for the Corporation on a standalone basis:

	December 31,	
(Dollars in thousands)	2024	2023
Condensed Balance Sheets		
Assets		
Cash	$ 10,513	$ 13,467
Other assets	21,901	22,210
Investment in C&F Bank	255,803	243,409
Total assets	$ 288,217	$ 279,086
Liabilities and equity		
Trust preferred capital notes	$ 25,457	$ 25,422
Long-term borrowings	19,989	19,973
Other liabilities	16,411	16,813
Equity	226,360	216,878
Total liabilities and equity	$ 288,217	$ 279,086

	Year Ended December 31,		
(Dollars in thousands)	2024	2023	2022
Condensed Statements of Income and Comprehensive Income (Loss)			
Interest expense on borrowings	$ (2,321)	$ (2,246)	$ (2,358)
Dividends received from C&F Bank	12,500	10,600	12,500
Equity in undistributed net income of C&F Bank	10,130	15,552	19,292
Other income	1,363	2,257	(3,230)
Other expenses	(1,838)	(2,559)	2,955
Net income	19,834	23,604	29,159
Other comprehensive income (loss), net of tax	2,083	10,271	(34,871)
Comprehensive income (loss)	$ 21,917	$ 33,875	$ (5,712)

	Year Ended December 31,		
(Dollars in thousands)	2024	2023	2022
Condensed Statements of Cash Flows			
Operating activities:			
Net cash provided by operating activities	$ 11,404	$ 8,926	$ 9,750
Investing activities:			
Swap collateral, net	—	—	2,705
Net cash provided by investing activities	—	—	2,705
Financing activities:			
Repayment of borrowings	—	(4,000)	—
Common stock repurchases	(8,761)	(7,758)	(5,373)
Cash dividends	(5,780)	(5,986)	(5,756)
Other financing activities, net	183	191	184
Net cash used in financing activities	(14,358)	(17,553)	(10,945)
Net (decrease) increase in cash and cash equivalents	(2,954)	(8,627)	1,510
Cash at beginning of year	13,467	22,094	20,584
Cash at end of year	$ 10,513	$ 13,467	$ 22,094

NOTE 23: Other Noninterest Expenses

The following table presents the significant components in the Consolidated Statements of Income line "Noninterest Expenses-Other."

	Year Ended December 31,		
(Dollars in thousands)	2024	2023	2022
Telecommunication expenses	$ 1,529	$ 1,330	$ 1,368
Postage and courier expenses	1,049	994	881
Licenses and taxes expense	1,004	918	975
Travel and educational expenses	994	1,272	1,393
Other real estate owned losses and expenses, net	218	—	2
Other components of net periodic pension cost	(532)	(452)	(1,198)
Provision for indemnifications	(460)	(585)	(858)
All other noninterest expenses	3,522	3,387	3,433
Total other noninterest expenses	$ 7,324	$ 6,864	$ 5,996

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
C&F Financial Corporation
Toano, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of C&F Financial Corporation and its subsidiaries (the Corporation) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Corporation's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated February 27, 2025 expressed an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the Corporation's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses – Loans Collectively Evaluated for Credit Losses

As further described in Notes 1 and 5 to the consolidated financial statements, the allowance for credit losses on loans (ACLL) is a valuation allowance that represents management's best estimate of expected credit losses on loans measured at amortized cost considering available information, from internal and external sources, relevant to assessing collectability over the loans' contractual terms. Loans which share common risk characteristics are pooled and collectively evaluated by the Corporation using historical data, as well as assessments of current conditions and reasonable and supportable forecasts of future conditions. The Corporation's ACLL related to collectively evaluated loans represented $39.5 million of the total recorded ACLL of $40.1 million as of December 31, 2024. The collectively evaluated ACLL consists of quantitative and qualitative components.

For commercial and consumer loans, the quantitative component consists of loss estimates derived from a discounted cash flow model using external observations of historical loan losses adjusted for estimated prepayments and forecasts of future conditions over a reasonable and supportable period. The quantitative ACLL for consumer finance loans consists of loss estimates derived from a discounted cash flow model developed from internal observations of historical loan losses for auto loans and external observations of losses for marine and recreational vehicle loans, adjusted for estimated pre-payments. These estimates consider large amounts of data in tabulating default, loss given default, and prepayment speeds and require complex calculations as well as management judgment in the selection of appropriate inputs.

In addition to the quantitative component, the collectively evaluated ACLL also includes a qualitative component which aggregates management's assessment of available information relevant to assessing collectability that is not captured in the quantitative loss estimation process. Factors considered by management in developing its qualitative estimates include: changes and expected changes in general market, economic and business conditions; the nature and volume of the loan portfolio; the volume and severity of delinquencies and adversely classified loan balances and the value of underlying collateral. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Management exercised significant judgment when estimating the ACLL on collectively evaluated loans. We identified the estimation of the collectively evaluated ACLL as a critical audit matter as auditing the collectively evaluated ACLL involved especially complex and subjective auditor judgment in evaluating management's assessment of the inherently subjective estimates.

The primary audit procedures we performed to address this critical audit matter included:

- Obtaining an understanding and testing the design and operating effectiveness of the Corporation's ACLL internal controls, including management review controls, related to the collectively evaluated ACLL, including the process for selection, implementation and ongoing maintenance of:
  - The discounted cash flow method as the expected loss model, including identification of loan pools, model validation, monitoring, and the completeness and accuracy of key data inputs and assumptions.
  - Qualitative factors, including development and review of the data inputs used as the basis for the allocations and management's review and approval of the reasonableness of the assumptions used to develop the qualitative adjustments.
  - Governance and management review processes.

- Substantively testing management's process for measuring the collectively evaluated ACLL, including:

  o Evaluating conceptual soundness, assumptions, and key data inputs of the Corporation's discounted cash flow methodology, including the identification of loan pools, the probability of default and loss given default rate inputs, and the prepayment/curtailment rate inputs for each pool.
  o Evaluating the methodology and testing the accuracy of incorporating reasonable and supportable forecasts in the collectively evaluated ACLL estimate.
  o Evaluating the completeness and accuracy of data inputs used as a basis for the qualitative factors.
  o Evaluating the qualitative factors for directional consistency in comparison to prior periods and for reasonableness in comparison to underlying supporting data.
  o Testing the mathematical accuracy of the ACLL for collectively evaluated loans including both the discounted cash flow and qualitative factor components of the calculations.

/s/ Yount, Hyde & Barbour, P.C.

We have served as the Corporation's auditor since 1997.

Richmond, Virginia
February 27, 2025

ITEM 9.   **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

ITEM 9A.   **CONTROLS AND PROCEDURES**

Disclosure Controls and Procedures. The Corporation's management, including the Corporation's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Corporation's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Corporation's disclosure controls and procedures were effective as of December 31, 2024 to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to the Corporation's management, including the Corporation's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Corporation's disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Corporation or its subsidiaries to disclose material information required to be set forth in the Corporation's periodic reports.

Management's Report on Internal Control over Financial Reporting. Management of the Corporation is also responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework (2013)*. Based on our assessment, we believe that, as of December 31, 2024, the Corporation's internal control over financial reporting was effective based on those criteria.

The effectiveness of the Corporation's internal control over financial reporting as of December 31, 2024 has been audited by Yount, Hyde & Barbour, P.C., (U.S. PCAOB Auditor Firm I.D.: 613), the independent registered public accounting firm who also audited the Corporation's consolidated financial statements included in this Annual Report on Form 10-K. Yount, Hyde & Barbour, P.C.'s attestation report on the Corporation's internal control over financial reporting appears on the following page.

Changes in Internal Controls. There were no changes in the Corporation's internal control over financial reporting during the Corporation's fourth quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
C&F Financial Corporation
Toano, Virginia

Opinion on the Internal Control Over Financial Reporting
We have audited C&F Financial Corporation's (the Corporation) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes of the Corporation, and our report dated February 27, 2025 expressed an unqualified opinion.

Basis for Opinion
The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the

company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Yount, Hyde & Barbour, P.C.

Richmond, Virginia
February 27, 2025

ITEM 9B.   OTHER INFORMATION

During the three months ended December 31, 2024, none of our directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended) adopted, modified or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933).

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information with respect to the directors of the Corporation is contained in the Corporation's proxy statement for the Corporation's 2025 annual meeting of shareholders (the 2025 Proxy Statement) under the caption, "Proposal One: Election of Directors," and is incorporated herein by reference. The information regarding the Section 16(a) reporting requirements of the directors and executive officers, if applicable, is contained in the 2025 Proxy Statement under the caption, "Delinquent Section 16(a) Reports," and is incorporated herein by reference. The information concerning executive officers of the Corporation is included after Item 4 of this Form 10-K under the caption, "Information about Our Executive Officers." The information regarding the Corporation's Audit Committee is contained in the 2025 Proxy Statement under the caption "Audit Committee Report" and is incorporated herein by reference.

The Corporation has adopted a Code of Business Conduct and Ethics (Code) that applies to its directors, executives and employees including the principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. This Code is posted on our Internet website at http://www.cffc.com under "Investor Relations," "Corporate Overview," "Corporate Governance." The Corporation will provide a copy of the Code to any person without charge upon written request to C&F Financial Corporation, c/o Secretary, 3600 La Grange Parkway, Toano, Virginia 23168. The Corporation intends to provide any required disclosure of any amendment to or waiver of the Code that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on http://www.cffc.com under "Investor Relations" promptly following the amendment or waiver. The Corporation may elect to disclose any such amendment or waiver in a report on Form 8-K filed with the SEC either in addition to or in lieu of the website disclosure. The information contained on or connected to the Corporation's Internet website is not incorporated by reference in this report and should not be considered part of this or any other report that we file or furnish to the SEC.

The Corporation has adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of its securities by directors, officers and employees, or the Corporation itself. These policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Corporation. The Corporation's insider trading policies and procedures are filed as an exhibit to this Annual Report on Form 10-K.

The Corporation provides an informal process for security holders to send communications to its Board of Directors. Security holders who wish to contact the Board of Directors or any of its members may do so by addressing their written correspondence to C&F Financial Corporation, Board of Directors, c/o Corporate Secretary, 3600 La Grange Parkway, Toano, Virginia 23168. Correspondence directed to an individual board member will be referred, unopened, to that member. Correspondence not directed to a particular board member will be referred, unopened, to the Chairman of the Board.

ITEM 11.   EXECUTIVE COMPENSATION

The information contained in the 2025 Proxy Statement under the captions, "Compensation Policies and Practices as They Relate to Risk Management," "Executive Compensation" and "Compensation Committee Report," and the compensation tables that follow the Compensation Committee Report (except for the compensation tables included under the caption "Pay Versus Performance") in the 2025 Proxy Statement are incorporated herein by reference. The information regarding director compensation contained in the 2025 Proxy Statement under the caption, "Director Compensation," is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information contained in the 2025 Proxy Statement under the caption, "Security Ownership of Certain Beneficial Owners and Management," is incorporated herein by reference.

The information contained in the 2025 Proxy Statement under the caption, "Equity Compensation Plan Information," is incorporated herein by reference.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information contained in the 2025 Proxy Statement under the caption, "Interest of Management in Certain Transactions," is incorporated herein by reference. The information contained in the 2025 Proxy Statement under the caption, "Director Independence," is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information contained in the 2025 Proxy Statement under the captions, "Principal Accountant Fees" and "Audit Committee Pre-Approval Policy," is incorporated herein by reference.

PART IV

ITEM 15. **EXHIBIT AND FINANCIAL STATEMENT SCHEDULES**

(a) *Exhibits:*

3.1   Amended and Restated Articles of Incorporation of C&F Financial Corporation, effective March 7, 1994 (incorporated by reference to Exhibit 3.1 to Form 10-Q filed November 8, 2017)

3.1.1   Amendment to Articles of Incorporation of C&F Financial Corporation, effective January 8, 2009 (incorporated by reference to Exhibit 3.1.1 to Form 8-K filed January 14, 2009)

3.2   Amended and Restated Bylaws of C&F Financial Corporation, as adopted December 15, 2020 (incorporated by reference to Exhibit 3.1 to Form 8-K filed December 17, 2020)

4.1   Description of Securities Registered under Section 12(b) of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 to Form 10-K filed March 3, 2020)

4.2   Form of Subordinated Note (incorporated by reference to Exhibit 4.1 to Form 8-K filed September 30, 2020)

Certain instruments relating to trust preferred securities not being registered have been omitted in accordance with Item 601(b)(4)(iii) of Regulation S-K. The registrant will furnish a copy of any such instrument to the Securities and Exchange Commission upon its request.

*10.1   Second Amended and Restated Change in Control Agreement dated December 23, 2021 by and among C&F Financial Corporation, Citizens and Farmers Bank and Larry G. Dillon (incorporated by reference to Exhibit 10.7 to Form 8-K filed December 27, 2021)

*10.2   Second Amended and Restated Change in Control Agreement dated December 23, 2021 by and among C&F Financial Corporation, Citizens and Farmers Bank and Thomas F. Cherry (incorporated by reference to Exhibit 10.4 to Form 8-K filed December 27, 2021)

*10.3   Amended and Restated Change in Control Agreement dated December 23, 2021 by and among C&F Financial Corporation, Citizens and Farmers Bank and Jason E. Long (incorporated by reference to Exhibit 10.5 to Form 8-K filed December 27, 2021)

*10.4   C&F Financial Corporation Non-Qualified Deferred Compensation Plan for Executives (incorporated by reference to Exhibit 10.4 to Form 10-K filed March 8, 2018)

*10.4.1   Amendment to C&F Financial Corporation Non-Qualified Deferred Compensation Plan for Executives (As Restated Effective January 1, 2018), effective January 1, 2018 (incorporated by reference to Exhibit 10.4.1 to Form 10-K filed March 3, 2021)

*10.4.2   Amendment to C&F Financial Corporation Non-Qualified Deferred Compensation Plan for Executives (As Restated Effective January 1, 2018), effective November 1, 2018 (incorporated by reference to Exhibit 10.4.2 to Form 10-K filed March 3, 2021)

*10.4.3   Amendment to C&F Financial Corporation Non-Qualified Deferred Compensation Plan for Executives (As Restated Effective January 1, 2018), effective January 1, 2020 (incorporated by reference to Exhibit 10.4.3 to Form 10-K filed March 3, 2021)

*10.4.4   Amended and Restated Adoption Agreement, effective January 1, 2021, for C&F Financial Corporation Non-Qualified Deferred Compensation Plan for Executives (As Restated Effective January 1, 2018) (incorporated by reference to Exhibit 10.4.4 to Form 10-K filed March 1, 2022)

*10.5   C&F Financial Corporation Non-Qualified Deferred Compensation Plan for Directors (incorporated by reference to Exhibit 10.5 to Form 10-K filed March 8, 2018)

*10.5.1	Amendment to C&F Financial Corporation Non-Qualified Deferred Compensation Plan for Directors (As Restated Effective January 1, 2018), effective January 1, 2018 (incorporated by reference to Exhibit 10.5.1 to Form 10-K filed March 3, 2021)
*10.5.2	Amendment to C&F Financial Corporation Non-Qualified Deferred Compensation Plan for Directors (As Restated Effective January 1, 2018), effective November 1, 2018 (incorporated by reference to Exhibit 10.5.2 to Form 10-K filed March 3, 2021)
*10.5.3	Adoption Agreement, effective January 1, 2020, for C&F Financial Corporation Non-Qualified Deferred Compensation Plan for Directors (As restated Effective January 1, 2018) (incorporated by reference to Exhibit 10.5.3 to Form 10-K filed March 3, 2021)
*10.9	C&F Financial Corporation Management Incentive Plan, as amended and restated, effective January 1, 2022 (incorporated by reference to Exhibit 10.8 to Form 8-K filed December 27, 2021)
*10.10	Employment Agreement dated December 23, 2021 by and among C&F Financial Corporation, Citizens and Farmers Bank and Thomas F. Cherry (incorporated by reference to Exhibit 10.1 to Form 8-K filed December 27, 2021)
*10.11	Employment Agreement dated December 23, 2021 by and among C&F Financial Corporation, Citizens and Farmers Bank and Jason E. Long (incorporated by reference to Exhibit 10.2 to Form 8-K filed December 27, 2021)
*10.13	Employment Agreement dated December 23, 2021 by and among C&F Financial Corporation, C&F Finance Company and S. Dustin Crone (incorporated by reference to Exhibit 10.3 to Form 8-K filed December 27, 2021)
*10.15	Amended and Restated Change in Control Agreement dated December 23, 2021 by and among C&F Financial Corporation, Citizens and Farmers Bank and John Anthony Seaman (incorporated by reference to Exhibit 10.15 to Form 10-K filed March 1, 2022)
*10.16	Amended and Restated Change in Control Agreement dated December 23, 2021 by and among C&F Financial Corporation, C&F Finance Company and S. Dustin Crone (incorporated by reference to Exhibit 10.6 to Form 8-K filed December 27, 2021)
*10.29	C&F Financial Corporation 2013 Stock and Incentive Compensation Plan (incorporated by reference to Appendix A to the Corporation's Proxy Statement filed March 15, 2013)
*10.29.2	Form of C&F Financial Corporation Restricted Stock Agreement for Key Employees (approved December 15, 2015) (incorporated by reference to Exhibit 10.29.2 to Form 10-K filed March 4, 2016)
*10.29.4	Form of C&F Financial Corporation Restricted Stock Agreement for Key Employees under 2013 Stock and Incentive Compensation Plan (approved February 15, 2022) (incorporated by reference to Exhibit 10.29.4 to Form 10-K filed March 1, 2022)
*10.30	C&F Financial Corporation 2022 Stock and Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to Form 8-K filed April 21, 2022)
*10.30.1	Form of C&F Financial Corporation Restricted Stock Agreement for Non-Employee Directors (approved May 17, 2022) (incorporated by reference to Exhibit 10.2 to Form 10-Q filed August 1, 2022)
*10.30.2	Form of C&F Financial Corporation Restricted Stock Agreement for Key Employees (approved May 17, 2022) (incorporated by reference to Exhibit 10.3 to Form 10-Q filed August 1, 2022)
*10.36	Incentive Compensation Opportunity for years beginning in 2019 for Larry G. Dillon (incorporated by reference to Item 5.02 of Form 8-K filed June 14, 2019)
10.37	Form of Subordinated Note Purchase Agreement (incorporated by reference to Exhibit 10.1 on Form 8-K filed September 30, 2020)

*10.38	Nonqualified Supplemental Deferred Compensation Plan, Plan Document, for C&F Financial Corporation Non-Qualified Deferred Compensation Plan for Directors and Executives (incorporated by reference to Exhibit 10.1 on Form 10-Q filed November 8, 2022)
*10.38.1	Nonqualified Supplemental Deferred Compensation Plan Adoption Agreement, effective January 1, 2023, for C&F Financial Corporation Non-Qualified Deferred Compensation Plan for Directors and Executives (incorporated by reference to Exhibit 10.2 on Form 10-Q filed November 8, 2022)
*10.39	Employment Agreement (Amended and Restated) dated February 15, 2022 by and between C&F Mortgage Corporation and Mark Fox
*10.40	Second Amended and Restated Change in Control Agreement dated February 15, 2022 by and between C&F Financial Corporation, C&F Mortgage Corporation and Mark Fox
*10.41	Transition Agreement, effective December 31, 2024, by and between C&F Mortgage Corporation and Bryan E. McKernon
19	Insider Trading Policies and Procedures
21	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Form 10-K filed March 3, 2021)
23	Consent of Yount, Hyde & Barbour, P.C.
31.1	Certification of CEO pursuant to Rule 13a-14(a)
31.2	Certification of CFO pursuant to Rule 13a-14(a)
32	Certification of CEO/CFO pursuant to 18 U.S.C. Section 1350
97	Dodd-Frank Clawback Policy (incorporated by reference to Exhibit 97 to Form 10-K filed February 27, 2024)
101 INS	Inline XBRL Instance Document: The XBRL Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File: the cover page XBRL tags are embedded within the Inline XBRL document and are contained within Exhibit 101

*   Indicates management contract

ITEM 16.   **FORM 10-K SUMMARY**

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

C&F FINANCIAL CORPORATION
(Registrant)

Date: February 27, 2025

By: /S/ THOMAS F. CHERRY

Thomas F. Cherry
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/S/ THOMAS F. CHERRY	Date:	February 27, 2025
Thomas F. Cherry, President,		
Chief Executive Officer and Director		
(Principal Executive Officer)		
/S/ JASON E. LONG	Date:	February 27, 2025
Jason E. Long,		
Executive Vice President, Chief Financial Officer and Secretary		
(Principal Financial and Accounting Officer)		
/S/ DR. JULIE R. AGNEW	Date:	February 27, 2025
Dr. Julie R. Agnew, Director		
/S/ J.P. CAUSEY JR.	Date:	February 27, 2025
J. P. Causey Jr., Director		
/S/ LARRY G. DILLON	Date:	February 27, 2025
Larry G. Dillon, Executive Chairman		
/S/ AUDREY D. HOLMES	Date:	February 27, 2025
Audrey D. Holmes, Director		
/S/ ELIZABETH R. KELLEY	Date:	February 27, 2025
Elizabeth R. Kelley, Director		
/S/ JAMES T. NAPIER	Date:	February 27, 2025
James T. Napier, Director		
/S/ C. ELIS OLSSON	Date:	February 27, 2025
C. Elis Olsson, Director		
/S/ D. ANTHONY PEAY	Date:	February 27, 2025
D. Anthony Peay, Director		
/S/ PAUL C. ROBINSON	Date:	February 27, 2025
Paul C. Robinson, Director		
/S/ GEORGE R. SISSON III	Date:	February 27, 2025
George R. Sisson III, Director		
/S/ JEFFERY O. SMITH	Date:	February 27, 2025
Dr. Jeffery O. Smith, Director		





FOCUSED ON YOU

C&F Financial Corporation's Annual Report on Form 10-K and quarterly reports on Form 10-Q, as filed with the Securities and Exchange Commission, may be obtained without charge by visiting the Corporation's website at cffc.com.

Copies of these documents can also be obtained without charge upon written request. Requests for this or other financial information about C&F Financial Corporation should be directed to:

Jason E. Long
Chief Financial Officer, C&F Financial Corporation
3600 La Grange Parkway, Toano, VA 23168

STOCK LISTING



Current market quotations for the common stock of C&F Financial Corporation are available under the symbol CFFI.

STOCK TRANSFER AGENT

Equiniti Trust Company, LLC serves as transfer agent for the Corporation.

You may write them at:
48 Wall Street, Floor 23, New York, NY 10005
telephone them toll-free at: 800.937.5449
or visit their website at: equiniti.com



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2024 ANNUAL REPORT

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